Pampa
energía

Annual report and financial statements

2022

Pampa Energía ● 2022 Annual Report ● 3

2022 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa,’ the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit for your consideration the Annual Report and Financial Statements for the 79th fiscal year that ended December 31, 2022.

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Glossary of terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
ABOL	Argentine Business Organizations Law No. 19,550
ADR/ADS	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Central Bank of the Republic of Argentina)
Board of Directors / The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BTU	British Thermal Unit
Bylaws	Pampa Energía’s Bylaws
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CAU	Cargo de Acceso y Uso (Access and Use Position)
CB	Corporate Bond(s)
CC	Combined Cycle
CEADS	Consejo Empresario Argentino para el Desarrollo Sostenible (Argentine Business Council for Sustainable Development)
CEE	Comité Ejecutivo de Emergencia (Emergency Executive Committee)
CENCH	Concesión de explotación no convencional de hidrocarburos (Hydrocarbon unconventional exploitation concession)
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores (National Securities and Exchange Commission)
Code	Pampa’s Code of Corporate Governance
COVID-19	Coronavirus disease
CO2	Carbon Dioxide
CPB	Central Piedra Buena S.A.
CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma De La Lata

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CTP	Central Térmica Piquirenda
CTPP	Central Térmica Parque Pilar
CVP	Costo Variable de Producción (Variable Production Cost)
Dam[3]	Cubic decameters
DIGO	Guaranteed Availability Commitments
DNU	Decreto de Necesidad y Urgencia (Emergency Executive Order)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation, and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FO	Fuel Oil
FS	Financial Statements
FV	Face Value
FX	Nominal Exchange Rate(s)
GDP	Gross Domestic Product
GE	General Electric
GO	Gas Oil (Diesel Oil)
Government / Federal Government	Federal Government of the Republic of Argentina
GT	Gas turbine
GU	Large Users
GU300	Large Users with demands over 300 kW
GUDI	Large Distribution Company Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric Plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HMRT	Hours of Maximum Thermal Demand
HPPL	Hidroeléctrica Pichi Picún Leufú
ICE	Internal combustion engines
IDB Invest	Inter-American Development Bank Invest (former Inter-American Investment Corporation- IIC)
ENARSA	Energía Argentina S.A.
IFRS	International Financial Reporting Standards

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INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)
IT	Information Technology
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
kCal	Kilocalories
Km	Kilometer
Kton	Thousand tons
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt-hour
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M&A	Mergers and acquisitions
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTU
MDP	Ministry of Productive Development (former SGE)
ME	Ministry of Economy
Merval	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MEyM	Former Ministry of Energy and Mining
MULC	Mercado Único y Libre de Cambios (Free and Single Exchange Market)
MW	Megawatt
MWh	Mega watt-hour
N.a.	Not applicable
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company /the Group	Pampa Energía S.A. and its subsidiaries
Pampa Foundation	Pampa Energía Foundation
PEA	Parque Eólico Arauco
PEMC	Parque Eólico Ingeniero Mario Cebreiro
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
PIST	Transportation System Entry Point, or natural gas price at the wellhead
Plan Gas.Ar	Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary provisions)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement

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Priority Demand	Set of residential users, hospitals, schools, healthcare centers, and other essential services (from the launching of Plan Gas.Ar, it does not include CNG)
QHSE	Quality, Health, Safety, and Environment
Refinor	Refinería del Norte S.A.
RENPER	Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable (Registry of Renewable Electric Power Generation Projects)
Res.	Resolution(s)
RTI	Revisión Tarifaria Integral (Comprehensive Tariff Review)
S&P	Standard & Poor’s Global Ratings
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SDG	Sustainable Development Goal(s)
SE	Secretariat of Energy
SEC	Security and Exchange Commission
SEE	Sub-secretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of Public Emergency
ST	Steam turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
TOE	Tons of oil equivalent
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hour
Unconventional Plan Gas	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /17, and 12/18
US$	US Dollars
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value-added tax
WEM	Wholesale Electricity Market
YPF	Yacimientos Petrolíferos Fiscales S.A.

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1.	2022 and future outlook

In another quite challenging period, 2022 was a memorable year in Pampa’s annals. Despite the international situation marked by geopolitical tensions and the Argentine macroeconomic context, Pampa continued achieving operational milestones in line with our goal: being a leading provider of efficient energy. Given the burdensome cost of imports and subsidies our country must bear every year, developing efficient domestic energy is not only functional to our strategy but also essential to the sustainability of the country’s economy.

Besides maintaining the operational excellence characterizing our assets, our ESG (Environmental, Social and Governance) approach has allowed us to adapt to this unusual environment and successfully navigate it. We continued reinforcing our commitment to our teammates and contractors’ well-being, the proximity with our stakeholders and the support of our Foundation to the communities where our assets are located.

The E&P segment has evolved favorably over the last few years, mostly thanks to the implementation of Plan Gas.Ar, and we have become one of the main natural gas players in the Neuquina Basin —and, therefore, the country— with a production mostly sold under contracts until 2028, and one of the major gas exporters. Since our E&P asset portfolio strategic reorganization in 2019, we have increased gas production by 34%, well above the national 2% figure. Specifically, during the winter peak demand, production grew by almost 50%, to 11.2 million m3/day, in June 2022.

For the 2023 winter, we expect to reach a new record-high production milestone of 15.7 million m3/day. This significant increase is due to the new Plan Gas.Ar rounds associated with commissioning the new gas pipeline under the Transport.Ar program, which will unlock gas transportation bottlenecks from the Neuquina Basin to the centers of demand in the east of the country, seeking to replace costly LNG imports and the use of liquid fuels. Out of the 11 million m3/day tendered, Pampa has been awarded 4.8 million. The productivity of our flagship block El Mangrullo and the enormous shale gas potential to be developed with the 2023 campaign were our hallmarks to be competitive and continue strengthening our market positioning.

With the excellent results achieved by pilot shale gas wells in Sierra Chata and the intense tight gas activity in El Mangrullo, in 2022 we managed to book as reserves the double of the year’s production, recording a 14% increase in Pampa’s proven reserves, to 179 million boe. Even with growing production, we have maintained an average life of 8 years. Based on our commitment to shale gas in 2023, we expect to continue incorporating significant reserves of natural gas, an essential fuel for the energy transition due to its affordability and low carbon footprint.

2022 was also remarkable in our power generation business. We have maintained our leadership as the country’s largest independent power producer, with 5,088 MW operated installed capacity and a 13% market share. Thanks to the investments made over the last few years, the ‘new’ power represents 27% of the total operated installed capacity, whereas its contribution to EBITDA has reached 71% of the segment. Moreover, despite the pricing disparity between ‘new’ and legacy energy, we have once again reached a high level of thermal availability in our power plants, close to 97%, better than the 95% recorded in 2021, in contrast with the system’s declining trend, which availability has decreased to 74% for the second consecutive year.

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Ongoing investment in this segment to handle the record-breaking demand is essential not only to maintain asset quality but also to continue sustainably expanding our power portfolio, focusing on renewable and highly productive thermal energy. Thus, we minimize environmental impact and diversify the country’s energy matrix. In 2022, we continued works for the closing to combined cycle at Ensenada Barragán, finally commissioned in February 2023. This expansion, which required over US$250 million investment, has added 260 MW, substantially increasing the plant’s load factor thanks to efficient fuel consumption and meeting the growing demand in the industrial area neighboring Greater La Plata.

Moreover, we continued adding more renewable power by developing MAT ER projects and through inorganic growth. By the end of 2021, we started the construction of PEPE IV, with an 81 MW capacity and an approximate US$130 million investment, financed with the first Green Bond issued by Pampa. We started commissioning the first wind turbines a year later, and full operation is expected for the year’s second half. Also, in early 2023, we announced our ambitious PEPE VI project, which plans to add 300 MW of wind power with an over US$500 million investment. We have started building the first stage of 94.5 MW, which is expected to be completed by the second semester of 2024. Regarding acquisitions, there were many movements in 2022: we consolidated the whole of PEMC and acquired our first wind farm in the Province of La Rioja, Arauco, with a 100 MW capacity sold under a RenovAr PPA until 2040.

Once all ongoing expansions are commissioned, Pampa will operate a total projected capacity of 5,505 MW, of which 482 MW will come from wind energy, positioning ourselves as one of the leading Argentine companies in this segment.

In the petrochemicals segment, 2022 was another historically remarkable year, with record sales and produced volumes, mainly thanks to excellent operational management, commodity prices favoring exports and the growing domestic demand, which surpassed pre-pandemic levels.

Finally, given the complex domestic and international context, but relying on Pampa’s cash generation robustness and credit profile soundness, in 2022 we engaged in proactive liability management, launching a successful exchange offer for our Notes maturing in July 2023. Wide investor acceptance has contributed to substantially improving our debt profile and equity structure, which is essential to continue expanding Pampa’s core businesses. In this way, we contribute to the country through local production, productivity and a lower carbon footprint, enabling savings in foreign currency reserves.

All of this would not have been possible without the effort and dedication of the Company’s teammates and advisors, our families, suppliers, financial institutions and investors. That is why we would like to thank our shareholders for the continuous trust placed in us and share our enduring enthusiasm for investment and growth to continue consolidating as a benchmark in the Argentine energy sector.

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2.	Corporate governance

At Pampa, we believe that the best way to preserve and protect our investors is to adopt and implement the best corporate governance practices, which consolidate us as one of the market’s most trustworthy and transparent companies. For this purpose, we constantly strive to incorporate those practices by considering international market trends and domestic and foreign applicable corporate governance standards and rules.

In this sense, since December 2018, Pampa has joined the special stock quote panel called +GC Panel, sponsored by ByMA. The +GC Panel has no precedents in Argentina. It includes companies already listed at ByMA with single-vote shares that comply with the best corporate governance and transparency practices beyond the required regulatory level, which Pampa entirely fulfills. These practices, subject to periodic review for compliance, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

Beyond this section, further information on Pampa’s corporate governance practices can be found in Appendix I of this Annual Report. This Appendix includes the corporate governance report required under the Code per Section 1, Title I, Chapter I, Part IV of the CNV Rules, as restated in 2013 and amended by CNV General Res. No. 797/19.

2.1       Pampa’s corporate structure

Board of Directors

Under the ABOL, as amended, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board. The Board consists of ten regular directors and an equal or smaller number of alternate directors as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence criteria set out in the CNV rules. All our directors are elected for a term of three years. They may be re-elected indefinitely, except for the restrictions arising from the independence standards set out in the CNV rules. The expiration and further renewal of terms of office are made on a partial and staggered basis every year, with the election of three directors for two years and four directors in the third year. Currently, Pampa’s Board is composed as follows:

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Name	Position	Independence	Term expiration*
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2023
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2022
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2022
Damián Miguel Mindlin	Director	Non-Independent	12/31/2023
Silvana Wasersztrom	Director	Independent	12/31/2022
María Carolina Sigwald	Director	Non-Independient	12/31/2023
Carolina Zang	Director	Independent	12/31/2024
Carlos Correa Urquiza	Director	Independent	12/31/2024
Renata Scafati	Director	Independent	12/31/2024
Darío Epstein	Director	Independent	12/31/2024
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2022
María Agustina Montes	Alternate Director	Non-Independent	12/31/2022
Mariana De la Fuente	Alternate Director	Non-Independent	12/31/2024
Mauricio Penta	Alternate Director	Non-Independent	12/31/2023
Clarisa Diana Lifsic	Alternate Director	Independent	12/31/2024
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2024
Clarisa Vitone	Alternate Director	Independent	12/31/2023
Diana Mondino	Alternate Director	Independent	12/31/2023
Emilse Juárez	Alternate Director	Independent	12/31/2024
Lorena Rappaport	Alternate Director	Independent	12/31/2024

Note: *They will be in office until their reelection or the election of their substitutes.

Senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice president and CEO
Ricardo Alejandro Torres	Executive vice president
Damián Miguel Mindlin	Executive vice president
Nicolás Mindlin	Executive director of finances (CFO) and M&A
Horacio Jorge Tomás Turri	Executive director of exploration and production
María Carolina Sigwald	Executive director of legal affairs
Mauricio Penta	Executive director of administration, IT and supply

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Supervisory Committee

Our Bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee, which consists of three regular members and three alternate members appointed by our shareholders under the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The Supervisory Committee’s primary function is to exercise statutory control over the Board, complying with the provisions outlined in the ABOL, the Bylaws, their regulations, if any, and the Shareholders’ Meeting decisions. In accomplishing these duties, the Supervisory Committee neither monitors our operations nor assesses the merits of the Board’s members’ decisions.

Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor	12/31/2023
Martín Fernández Dussaut	Statutory Auditor	12/31/2023
Elena Sozzani	Statutory Auditor	12/31/2023
Tomás Arnaude	Alternate Statutory Auditor	12/31/2023
Noemí Ivonne Cohn	Alternate Statutory Auditor	12/31/2024
Germán Wetzler Malbrán	Alternate Statutory Auditor	12/31/2023

Note: * They will be in office until their reelection or the election of their substitutes.

Audit Committee

According to Section 109 of the CMA, Pampa has an Audit Committee integrated by three regular members and two alternate members, who all hold independent status, according to the independence standards set out in the CNV Rules. The Audit Committee members have professional financial, accounting, legal, and/or business expertise.

Under the applicable legislation and its own internal regulations, the Audit Committee is responsible for compliance with the following duties, among others:

i.	Supervising the operation of internal control and administrative/accounting systems, and the reliability of the latter and of all financial information or any other significant events that may be disclosed to the CNV and the markets, in compliance with the applicable reporting system;
ii.	Rendering opinion on any Board’s proposal appointing external auditors to be hired by the Company and ensuring their independence;
iii.	Reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all under the CNV rules. For the supervision of the external auditor’s performance, the Committee may determine a series of objective indicators to assess their commitment, efficiency and independence;
iv.	Supervising the implementation of risk management information policies within the Company;
v.	Providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;
vi.	Rendering its opinion on remunerations and stock options plans’ proposals from the Company’s directors and managers submitted by the Company’s Board;

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vii.	Rendering its opinion on compliance with legal requirements and the reasonableness of conditions for the issuance of shares or convertible securities in case of capital increases with the exclusion or limitation of preemptive rights;
viii.	Issuing a well-founded opinion on related-party transactions in the cases provided by law and disclosing it in compliance with law whenever there is an actual or alleged conflict of interest within Pampa;
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues under the applicable provisions to such effect;
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;
xi.	Fulfilling all obligations outlined in the Bylaws, as well as laws and regulations binding the Company;
xii.	Checking compliance with applicable standards of ethical conduct; and
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit this action plan within 60 calendar days from the beginning of the fiscal year.

Currently, Pampa’s Audit Committee is composed as follows:

Name	Position	Independence
Darío Epstein	Chair	Independent
Silvana Wasersztrom	Regular Member	Independent
Carlos Correa Urquiza	Regular Member	Independent
Diana Mondino	Alternate Member	Independent
Clarisa Diana Lifsic	Alternate Member	Independent

2.2       Minority shareholder protection

Pampa’s Bylaws include safeguards aimed at the protection of minority shareholders, such as: (i) only one class of shares granting equal economic and political rights; (ii) special majorities of up to 66.6% of the votes to amend specific clauses of the Bylaws; and (iii) possibility to call a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.

2.3       Corporate governance policies

Integrity Program – Law No. 27,401

Pampa complies entirely with the provisions of the Legal Entities’ Criminal Liability Law and the Integrity Program contemplated in it. It aims to implement internal actions, mechanisms and proceedings to promote integrity, supervision and control to prevent, detect and correct irregularities and illegal acts covered by this law.

The Program has mandatory and optional requirements, having been Pampa’s definition to comply with all of them. It is worth highlighting that all mandatory requirements had already been implemented in Pampa before this law entered into force date.

Moreover, the Integrity Program is periodically reviewed by the Board, including the identification of potential improvement opportunities of it. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination and supervision.

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Code of Conduct

Pampa has a Code of Conduct, reviewed and updated in 2021 and approved by the Board at year-end. This Code guides us to make ethical decisions in our daily activities and defines how we pursue our challenges. It sets the basic principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations, and the Pampa community.

Ethics Hotline

Pampa offers the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Conduct on a strictly confidential basis. This line is available through different channels (website, chat, toll-free telephone number or e-mail) and is operated by an external supplier to ensure higher transparency. Moreover, Pampa has a Procedure for handling complaints. This document describes the process from the reception of an objection to the investigation’s conclusion and the application of the appropriate corrective actions. The Audit Committee is responsible for supervising the channels’ operation and resolution of complaints in issues within its authority.

Policy against Fraud, Corruption and other Irregularities

The Policy against Fraud, Corruption and Other Irregularities reaffirms transparency and ethics to lead the Company’s business and achieve sustainable growth.

In this sense, this Policy prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. Finally, this Policy also stipulates the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report, legitimately and in good faith, or for refusing to participate in acts of corruption.

Policy on Best Security Market Practices

This Policy, reviewed and updated by the Board of Directors in 2021, has been implemented to set certain restrictions and formalities on trading Pampa and/or its affiliates’ marketable securities in a stock exchange. Therefore, it ensures higher transparency and guarantees that no Pampa employee may gain a benefit or economic advantage from using material non-public information about Pampa and/or any of its affiliates.

This Policy applies to Pampa and its subsidiaries’ employees deemed ‘covered individuals’, including, but not limited to, directors, members of the Supervisory Committee and Senior Management lines.

Policy on Related-Party Transactions

Since 2008, the Company has had a Policy on Related-Party Transactions. According to the CMA, all high-value transactions between Pampa and individuals and/or legal entities that could be deemed ‘related parties’ under the applicable regulations in force will be subject to a specific prior authorization and control procedure. This procedure is conducted under the supervision of Pampa’s Legal Affairs Executive Department and involves both Pampa’s Board and Audit Committee (if applicable). This Policy was reviewed and updated by the Board in 2021.

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Board of Directors’ Self-Assessment Questionnaire

Since 2008, Pampa’s Board has implemented a Self-Assessment Questionnaire that allows for annually examining and assessing its performance and management.

The Company’s Legal Affairs Executive Department oversees the examination and filing of each individual questionnaire; afterward, based on the results, it will submit to Pampa’s Board all measures deemed appropriate to improve the performance of the Board’s duties.

Policy on Relevant Information Disclosure

Since 2009, the Company has had a Relevant Information Disclosure Policy, approved by Pampa’s Board. This Policy sets the basic principles guiding the process when information relevant to Pampa is published, as per regulatory requirements imposed by the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Integrated Management Policy

This Policy, approved by the Board in 2021, supersedes the QHSE Policy that had been in effect since 2017. Its content is an evolved version of the QHSE Policy, readapted to the present of the Company and its challenges, fostering the sustainable development of our businesses. Its scope incorporates QHSE aspects, the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and asset management optimization. The new policy reaffirms that integrated management is an essential part of our operations, strengthening Pampa’s culture, and includes ten management principles that constitute a simple and agile guide facilitating and promoting its implementation.

Dividend Policy

Approved by Pampa’s Board in 2018, this Policy sets the guidelines to balance distributed amounts and Pampa’s investment plans. It aims at a clear, transparent and consistent practice allowing shareholders informed decision-making, all in line with the Company’s Bylaws and the applicable legal and regulatory framework in force.

Compensation Policy

Pampa’s Board approved the Compensation Policy in 2018, which aims to establish general rules to determine the composition, updating and handling of directors’ remunerations and the rules for reimbursing their expenses.

Under this policy, the Board created the Compensation Committee, which reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members, who may not perform executive functions in the Company. Currently, Pampa’s Compensation Committee is composed as follows:

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Name	Position	Independence
Silvana Wasersztrom	Chairman	Independent
Carlos Correa Urquiza	Regular Member	Independent
Darío Epstein	Regular Member	Independent
Clarisa Lifsic	Alternate Member	Independent
Diana Mondino	Alternate Member	Independent

Nomination Policy

Pampa’s Board approved the Nomination Policy in 2018, which sets the general guidelines regarding independence, incompatibilities and diversity in the Board, and describes the process to be followed by both the Board and shareholders for the identification and evaluation of Board’s nominees to be subject for Shareholders’ consideration.

Under the Nomination Policy, the Board created the Nomination Committee, which assists Pampa’s Board and Shareholders’ Meeting in the Board members’ nomination and appointment process. The Nomination Committee reports to Pampa’s Board. It comprises three regular members and an equal or smaller number of alternate members. The Chairman must be independent according to the criteria stipulated by the CNV rules. Currently, Pampa’s Nomination Committee is composed as follows:

Name	Position	Independence
Silvana Wasersztrom	Chairman	Independent
Gustavo Mariani	Regular Member	Non-independent
Clarisa Vittone	Regular Member	Independent
María Carolina Sigwald	Alternate Member	Non-independent
Mariana de la Fuente	Alternate Member	Non-independent
Diana Mondino	Alternate Member	Independent

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3.	Our shareholders /stock performance

On December 31, 2022, Pampa held 1,383,644,605 issued ordinary shares, each with a par value of AR$1 and granting the right to one vote.

The following table shows the information on Pampa’s common shareholdings:

Holders as of December 31, 2022	In million		% of outstanding capital stock
	Shares	ADR
Management[1]	364.9	14.6	26.4%
Free float on NYSE and ByMA	1,014.9	40.6	73.4%
Employee stock-based compensation plan	3.9	0.2	0.3%
Outstanding capital	1,383.6	55.3	100.0%

Note: All figures are rounded, so the total may not equal the sum of the figures. 1 It includes direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the ByMA, participates in the S&P Merval and the sustainability (non-traded) indexes, and is a member of the special stock quote panel known as +GC Panel, which selects listed companies with the best corporate governance practices.

Moreover, Pampa has a Level II ADS program listed on the NYSE, and each ADS represents 25 common shares. Our ADR participates in Bloomberg’s gender-equality stock index (non-traded), in which Pampa is the only Argentine company jointly with 33 other Latin American companies.

The following chart shows the price evolution on the ByMA (per share and Pampa’s traded volume) from January 2006 to December 31, 2022:

Note: * Price adjusted to preemptive subscription rights and issuances. Source: ByMA/Bloomberg.

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from October 9, 2009, to December 31, 2022:

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Note: *Price adjusted as per issuances. Source: Bloomberg.

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4.	Macroeconomic context

As of the third quarter of 2022, economic activity recorded an accumulated 6.4% increase compared to the same period in 2021, driven by 10.7%, 3.2% and 14.6% increases in private and public consumption and investments, respectively. The activity recovery reached 15 out of 16 identified sectors of the economy, the most dynamic ones being transportation, warehousing and communications (+10.2%), wholesale and retail business and repairs (+7.5%), manufacturing industry (+6.4%) and real estate, business and rental activities (+5.6%). However, these increases were partially offset by higher net imports of goods and services, 23.5% higher than in the same period in 2021.

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 94.8% variation in 2022. Significant variations were recorded in clothing and footwear (+120.8%), restaurants and hotels (+108.8%), and general goods and services (+97.8%). On the other hand, the sectors less affected were communication (+67.8%), housing, water, electricity utilities and other fuels (+80.4%), and leisure and culture (+83.2%). Furthermore, as measured by the registry of Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE), salaries experienced an 89.3% year-on-year increase as of December 2022, compared to the same month in 2021.

Moreover, as of December 2022, Non-Financial Public Sector’s fiscal accounts accumulated a 2.6% and 4.5% primary and financial deficit[1] to GDP, respectively. The annual variation in aggregated tax revenues, measured in AR$ based on figures published by the AFIP (Federal Administration of Public Revenue, Administración Federal de Ingresos Públicos in Spanish), ended with an 80.9% year-on-year increase. Moreover, in 2022 primary expenditures recorded by the National Treasury showed a 70.5% year-on-year variation.

Regarding the foreign exchange situation, the BCRA’s US$ currency wholesale FX rate (Res. A3500) closed at AR$177.13/US$ on December 31, 2022, showing a cumulative 72.4% increase against the end of 2021 and an average 37.5% year-on-year variation. BCRA’s international reserves amounted to US$44.6 billion at year-end, representing a US$4.9 billion increase compared to the previous year. Moreover, the monetary base reached AR$5,204 billion at the end of 2022, showing a 42.4% year-on-year increase. In addition, the BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$59.2 billion as of the closing of 2022, representing a 20.6% year-on-year increase.

Finally, on the external front, according to INDEC’s data, the cumulative current account deficit amounted to US$5.4 billion as of the third quarter of 2022, representing 0.9% of the GDP. This phenomenon is because the small trade balance surplus could not offset the investment account deficit. The Free on Board (FOB) value of exports totaled US$67.2 billion (+15.3%), while the Cost, Insurance and Freight (CIF) value of imports reached US$64.7 billion (+40.7%). Increased exports are explained by rises in fuels and energy (+65.4%), industrial manufactures (+20.2%), primary products (+11.2%) and agricultural manufactures (+7.4%). On the other hand, increased imports are accounted for by growth in fuels and lubricants (+162.6%), parts and accessories (+32.5%), capital goods (+32.3%), intermediate goods (+25.7%), consumables (+25.5%) and automotive (+14.2%).

1 Excluding the AR$295,393 million property income attributed to primary government bond issuances.

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5.	The Argentine electricity market

5.1       Power generation[2]

In 2022, electricity consumption increased by 3.6% vs. 2021, mainly driven by the residential segment, with a total electricity demand volume of 138,755 GWh and 133,877 GWh for 2022 and 2021, respectively.

The following chart shows the breakdown of electricity consumption in 2022 by type of customer:

Electricity demand by type of customer

Source: ADEERA.

Peak power capacity records

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Capacity (MW)	23,794	24,034	23,949	25,380	25,628	26,320	26,113	25,791	27,088	28,283
Date	Dec-23	Jan-20	Jan-27	Feb-12	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6
Temperature (°C)	35.4	29.6	35.6	35.1	27.7	30.2	34.0	29.5	31.7	29.0
Hour	14:20	15:05	14:13	14:35	14:25	15:35	14:25	14:57	14:28	14:43

Source: CAMMESA.

On December 6, 2022, at 14:43, there was a 28,283 MW record-breaking demand for power capacity registered by the SADI, with a 29.0 ºC temperature.

2 For further information, see sections 7.1 and 8.1 of this Annual Report.

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Evolution of the electricity supply

Power generation experienced a 2% decrease in 2022, with 137,932 GWh and 141,261 GWh volumes for 2022 and 2021, respectively, mainly due to the lower thermal and nuclear dispatch because of the decreased power grid availability. Therefore, unlike in 2021, where net electricity exports were recorded, in 2022, the SADI was a net power importer.

Thermal power generation remained the primary source to meet the demand, fired with natural gas, liquid fuels (GO and FO) and mineral coal. It supplied an electricity volume of 81,746 GWh (59%), followed by hydroelectric power generation, which contributed 29,377 GWh net of pumping (21%), renewable power generation with 19,340 GWh (14%) and nuclear power generation, with 7,469 GWh (5%). Additionally, there were imports of 6,310 GWh (vs. 819 GWh in 2021), exports of 31 GWh (vs. 3,850 GWh in 2021) and losses of 5,455 GWh (+25% vs. 2021).

Lower thermal (-8,329 GWh) and nuclear (-2,701 GWh) generation vs. 2021 was offset by higher hydroelectric power generation net of pumping (+5,797 GWh, mainly due to higher flows at Yacyretá and Salto Grande) and a higher contribution from renewable energy (+1,904 GWh).

The following chart shows the evolution of electric power generation by source:

Generation by type of power plant

In % and TWh, 2013 - 2022

Note: It includes WEM and Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

Power generation in Argentina experienced a slight decrease vs. 2021 (-62.2 MW), to a total of 42,927 MW as of December 2022. This decrease is mainly due to the recategorization of La Plata Cogeneración (GT) from agent to self-generator (-128.0 MW) and the termination of diesel engine PPA
(-14.4 MW), partially offset by the commercial commissioning of renewable units under RenovAr and MAT ER programs (+70.8 MW), including 18 MW from PEPE IV, and power capacity adjustments (+9.4 MW[3]).

3 Composed by renewable hydraulic power (+12.0 MW), diesel engines (+0.7 MW) and CT (-3.3 MW).

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The following table summarizes the incorporation of new power units in 2022:

Region	Technology	Capacity (MW)
Buenos Aires - Litoral	Biogas	1.2	19.2
	Wind	18.0
Center	Biogas	2.4	12.4
	Solar	10.0
Cuyo	Renewable hydro	1.2	6.2
	Solar	5.0
Northeast	Diesel engines	22.4	22.4
Northwest	Solar	10.6	10.6
Total			70.8
Thermal			31.6%
Renewable			68.4%

Source: CAMMESA and Pampa Energía’s analysis.

The composition of Argentine installed power capacity as of December 31, 2022, is shown below:

2022 Argentine installed power capacity

100% = 42.9 GW

Source: CAMMESA.

Fuel supply and consumption[4]

Under MDP Res. No. 12/19, fuel commercial management and procurement for power plants were centralized in CAMMESA from December 30, 2019, except for generators with PPA under Energía Plus and SEE Res. No. 287/17. Moreover, an optional scheme was established for exempted generators for assigning the operation of natural gas supply and transportation to CAMMESA, effective from January 2021, following the implementation of Plan Gas.Ar (SE Res. No. 354/20). Pampa opted into this scheme. Additionally, the new scheme set a new thermal dispatch order centralized in CAMMESA, prioritizing units supplied with gas imported from Bolivia under a ToP condition, followed by those under Plan Gas.Ar and, lastly, units with gas assigned to CAMMESA.

4 For further information, see sections 6.1, 7.1 and 7.2 of this Annual Report.

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Fuel consumption reached 50.7 million m3/day of gas equivalent in 2022, a figure 7% lower than in 2021. The use of natural gas for power plants reached 38.9 million m3/day in 2022(-13% vs. 2021), 88% of which was local gas and 12% imported gas. However, alternative fuels (FO, GO and mineral coal) were used in volumes significantly higher than in 2021, especially during winter, to meet thermal energy demands. As a result, FO and GO grew by 49% and 20%, to 3.6 million and 6.8 million m3/day of gas equivalent, respectively. In contrast, mineral coal decreased by 10% to 1.4 million m3/day of gas equivalent.

Fuel consumption by type

In % and million m3/day of gas equivalent, 2013 – 2022

Source: CAMMESA.

Price of electricity

The energy authority has continued with the policy launched in 2003, under which the WEM spot price is determined according to the available generating units’ CVP with natural gas, even if they are not generating electricity with this fuel (SE Res. No. 240/03). The additional cost of consuming liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge. Moreover, the WEM bears the costs of natural gas and its regulated transportation and the associated costs in case of import (SGE Res. No. 25/18 and SE Res. No. 354/20).

Evolution of WEM prices

As of August 2021, the approved maximum spot price for energy was AR$930/MWh (SE Res. No. 748/21), later updated to AR$1,682/MWh from November 2022 (SE Res. No. 719/22). However, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. In addition to the energy price, this includes the power capacity fee, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items.

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Average monthly monomic price

In US$/MWh

Source: CAMMESA, converted into US$ at the official FX rate.

Remuneration scheme for generation without PPA - legacy energy

The main changes in legacy energy remuneration during 2022 are summarized below:

•	The February 2021 prices (SE Res. No. 440/21) and the transitionary additional income (SE Res. No. 1037/21) created in September 2021 were effective until January 31. In April 2022, prices increased by 30%, retroactive to February, and 10% in June 2022. The transitionary additional income was canceled in February (SE Res. No. 238/22).
•	In December 2022, SE Res. No. 826/22 provided a 20% increase retroactive to September, a 10% increase in December 2022, and the following updates for 2023: 25% in February and 28% in August. Besides, effective November, the remuneration for power in HMRT (hours of maximum thermal demand) is replaced by the energy generated at peak hours.

January - August 2022: SE Res. No. 440/21, 1037/21 and 238/22

Thermal power generators

It comprised a fixed remuneration for the monthly available power capacity, with or without offering DIGO, a variable remuneration for the generated and operated energy, and a monthly remuneration for the average capacity actually delivered during each month’s HMRT.

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The prices for power capacity, in AR$/MW-month, for generators not offering DIGO were as follows:

Technology/scale	Until Jan-22	Feb-22 to May-22	Jun-22 to Aug-22
Large CC > 150 MW	129,839	168,791	185,670
Small CC ≤ 150 MW	144,738	188,159	206,975
Large ST > 100 MW	185,180	240,734	264,807
Small ST ≤ 100 MW & ICE > 42 MW	221,364	287,773	316,551
Large GT > 50 MW	151,124	196,461	216,107
Small GT ≤ 50 MW	195,822	254,569	280,025
Small CC ≤ 15MW	263,160	342,108	376,319
Small ST ≤ 15MW & ICE ≤ 42 MW	402,480	523,224	575,546
Small GT ≤ 15MW	356,040	462,852	509,137

The prices for power capacity, in AR$/MW-month, for generators offering DIGO, were as follows:

Period	Until Jan-22	Feb-22 to May-22	Jun-22 to Aug-22
Summer (Dec-Feb) and winter (Jun-Aug) in general	464,400	603,720	664,092
Others (Mar-May & Sep-Nov) in general	348,300	452,790	498,069
Summer and Winter for ICE ≤ 42 MW	541,800	704,340	774,774
Others for ICE ≤ 42 MW	425,700	553,410	608,751

If availability exceeded the DIGO price, the surplus was remunerated at a non-DIGO price. Otherwise, the total remuneration was the maximum between the non-DIGO and the DIGO price, multiplied by the ratio between actual availability and DIGO.

Until February, irrespective of whether the agent offers DIGO or not, the following calculations are applied to power capacity prices based on the load factor[5] (dispatch during the rolling year before the calculation month):

Load Factor	In general	For ICE ≤ 42 MW
<30%	Price x 60%	Price x 70%
≥ 30% & <70%	Price x (load factor + 30%)	Price x (load factor x 75% + 47.5%)
≥70%	Price x 100%	Price x 100%

5 However, under SE Res. No. 1037/21, CAMMESA paid 100% of the power capacity remuneration. For further information, see section 5.1: ‘Transitionary Additional Remuneration’ of this Annual Report.

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Prices for generated energy according to used fuel, in AR$/MWh, were as follows:

Fuel	Until Jan-22	Feb-22 to May-22	Jun-22 to Aug-22
Natural gas	310	403	443
FO or GO	542	705	775
Biofuels	774	1,006	1,107
Mineral coal	929	1,208	1,328

The price for operated energy was set at AR$108/MWh until January 2022, increasing to AR$140/MWh in February and AR$154/MWh in June, irrespective of the fuel type.

The monthly remuneration for the average capacity delivered in the first and second 25 HMRT of each month was set at AR$48,375/MW-HMRT until January 2022, increasing to AR$62,888/MW-HMRT in February and to AR$69,176/MW-HMRT in June, applying the following factors:

Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Hydropower generators

The remuneration comprised a fixed remuneration for the monthly available power capacity, a variable remuneration for generated and operated energy, and a monthly remuneration for the average operated capacity available during each month’s HMRT. In addition, a 1.05 factor was set on the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units in charge of maintenance of control structures on river courses and not having an associated power plant. The following chart shows power capacity prices in AR$/MW-month:

Scale	Until Jan-22	Feb-22 to May-22	Jun-22 to Aug-22
Large HI & pumped HI > 300 MW	127,710	166,023	182,625
Medium HI & pumped HI > 120 MW & ≤ 300 MW	170,280	221,364	243,500
Small HI > 50 MW & ≤ 120 MW	234,135	304,376	334,813
Renewable HI ≤ 50 MW	383,130	498,069	547,876

The price for generated energy was set at AR$271/MWh until January 2022, increasing to AR$352/MWh in February and AR$388/MWh in June. In turn, the price for operated energy was set at AR$108/MWh until January, increasing to AR$140/MWh in February and AR$154/MWh in June.

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For the additional remuneration, the following prices were set for the average operated energy available in each month’s HMRT, in AR$/MW-HMRT:

Scale	Until Jan-22	Feb-22 to May-22	Jun-22 to Aug-22
Large HI & pumped HI > 300 MW	35,475	46,118	50,729
Medium HI & pumped HI > 120 MW & ≤ 300 MW	41,925	54,503	59,953
Small HI > 50 MW & ≤ 120 MW	41,925	54,503	59,953
Renewable HI ≤ 50 MW	45,150	58,695	64,565

Moreover, the following factors were applied to this remuneration based on the period:

Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Unconventional source power generators

The remuneration for energy generated from any unconventional source was set at AR$2,167/MWh until January 2022, increasing to AR$2,817/MWh in February and AR$3,099/MWh in June. Said price was reduced by 50% for energy generated before commissioning.

Transitionary additional remuneration

The transitory additional income established by SE Res. No. 1037/21 was effective until January 31, 2022. This Res. created an exports account in the WEM’s stabilization fund to accumulate net income from CAMMESA’s electricity exports to finance energy infrastructure works.

Moreover, an additional transitory recognition had been established for legacy power generators (except for binational hydros, Note NO-2021-108163338-APN-SE#ME). As a result, CAMMESA had to pay 100% of the power capacity remuneration, plus an additional amount equivalent to AR$1,000/MWh for the energy exported by CAMMESA, pro-rata among applicable generators proportionally to their monthly generation.

September 2022 to date: SE Res. No. 826/22

Thermal power generators

It comprises a fixed remuneration for the monthly available power capacity, with or without offering DIGO, variable remuneration for the generated and operated energy, and the delivered during each month’s peak hours.

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The prices for power capacity, in AR$/MW-month, for generators not offering DIGO, are as follows:

Technology / scale	Sep-22 to Nov-22	Dec-22 to Jan-23	Feb-23 to Jul-23	As from Aug-23
Large CC > 150 MW	222,804	245,084	306,355	392,135
Small CC ≤ 150 MW	248,370	273,207	341,509	437,132
Large ST > 100 MW	317,769	349,546	436,932	559,273
Small ST ≤ 100 MW & MCI[1]	379,861	417,847	522,308	668,555
Large GT > 50 MW	259,329	285,262	356,577	456,419
Small GT ≤ 50 MW	336,031	369,634	462,042	591,414

Note: 1: Unlike SE Res. No. 238/22, MCI is not distinguished by size.

The prices for power capacity, in AR$/MW-month, for generators offering DIGO, are as follows:

Period	Sep-22 to Nov-22	Dec-22 to Jan-23	Feb-23 to Jul-23	As from Aug-23
Summer (Dec-Feb) and Winter (Jun-Aug)	796,910	876,601	1,095,752	1,402,562
Others (Mar-May & Sep-Nov)	597,683	657,451	821,814	1,051,922

100% of the actual availability is remunerated at DIGO.

Prices for generated energy according to fuel, in AR$/MWh, are as follows:

Fuel	Sep-22 to Nov-22	Dec-22 to Jan-23	Feb-23 to Jul-23	As from Aug-23
Natural gas	532	585	731	936
FO or GO	930	1,023	1,279	1,637
Biofuels	1,328	1,461	1,826	2,338
Mineral coal	1,594	1,754	2,192	2,806

The price for operated energy was set at AR$185/MWh (Sep-22), AR$204/MWh (Dec-22), AR$255/MWh (Feb-23) and AR$326/MWh (Aug-23), irrespective of the fuel type.

The price for generated energy at each month’s peak hours equals the prices for generated energy for the fuel type dispatched in the 5 peak hours (18:00 – 23:00), applying the following factors:

Period	Factor
Summer (Dec-Feb) and Winter (Jun-Aug)	2.0
Others (Mar-May & Sep-Nov)	1.0

Unconventional source power generators

A single remuneration for energy generated from any unconventional source was set at AR$3,719/MWh (Sep-22), AR$4,090/MWh (Dec-22), AR$5,113/MWh (Feb-23) and AR$6,545/MWh (Aug-23). The said price is reduced by 50% for energy generated before commissioning.

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Hydropower generators

The remuneration comprises a fixed remuneration for the monthly available power capacity and variable pay for generated and operated energy and the delivered at peak hours. In addition, a 1.05 factor is maintained on the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units in charge of maintenance of control structures on river courses and not having an associated power plant.

The following chart shows power capacity prices in AR$/MW-month:

Scale	Sep-22 to Nov-22	Dec-22 to Jan-23	Feb-23 to Jul-23	From Aug-23
Large HI & pumped HI > 300 MW	219,150	241,065	301,332	385,705
Medium HI & pumped HI >120 MW & ≤300 MW	292,200	321,421	401,776	514,273
Small HI > 50 MW & ≤ 120 MW	401,776	441,953	552,442	707,125
Renewable HI ≤ 50 MW	657,451	723,196	903,995	1,157,114

The price for generated energy was set at: AR$465/MWh (Sep-22), AR$512/MWh (Dec-22), AR$639/MWh (Feb-23) and AR$818/MWh (Aug-23). In turn, the price for operated energy was set at AR$185/MWh (Sep-22), AR$204/MWh (Dec-22), AR$255/MWh (Feb-23) and AR$326/MWh (Aug-23).

The price for generated energy at each month’s peak hours equals the prices for energy generated in the 5 peak hours (18:00 – 23:00), applying the following factors:

Period	Factor
Summer (Dec-Feb) and Winter (Jun-Aug)	2.0
Others (Mar-May & Sep-Nov)	1.0

Classification of Pampa’s legacy energy units

Power plant	Generating unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTEB	EBARTG01[1]	GT	Large	>50 MW
	EBARTG02[1]	GT	Large	>50 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CC	Large	>150MW
	GEBATG02	CC	Large	>150MW
	GEBATV01	CC	Large	>150MW

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CTLL	LDLACC01	CC	Large	> 150 MW
	LDLACC02	CC	Large	> 150 MW
	LDLACC03	CC	Large	> 150 MW
	LDLATG04[2]	GT	Large	>50 MW
	LDLMDI01	ICE	-	-
CTP	PIQIDI01	ICE	-	-
HIDISA	ADTOHI	HI	Medium	> 120 ≤ 300 MW
	LREYHB	Pumped HI	Medium	> 120 ≤ 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	> 50 ≤ 120 MW
	NIH2HI	HI	Small	> 50 ≤ 120 MW
	NIH3HI3	HI	Small	> 50 ≤ 120 MW
HPPL	PPLEHI	HI	Medium	> 120 ≤ 300 MW

Note: 1 From April 27, 2022. 2 Only applicable to the unit’s 26 MW. 3 A 1.20 coefficient applies to the remuneration.

In the case of CTG’s GUEMTG01, EcoEnergía and CTGEBA’s GEBATG03 units, energy and available power capacity were delivered to the spot market and not committed under Energía Plus and SEE Res. No. 287/17 will be remunerated as legacy energy, and the cost of fuel provided by CAMMESA will not be included in the transaction.

Non-spot remuneration for conventional energy

Energía Plus

In September 2006, the SE approved Res. No. 1281/06, implementing the Energía Plus scheme to encourage the development of a new power generation supply. Power generators, co-generators and self-generators that are neither WEM agents nor have facilities or interconnection with the WEM as of the date of this Res. may sell to GU300 the energy used over the Base Demand (the electricity consumption for the year 2005) at a price negotiated between the parties. These power plants should procure fuel and transportation. In the case of new GU300 entering the grid, their Base Demand is zero.

Agents not meeting Energía Plus demand should purchase that power in the spot market. Moreover, as amended, SE Note No. 567/07 provided that GU300 not purchasing their Surplus Demand within the MAT (Term Market) should pay the Surplus Demand Incremental Average Charge (Cargo Medio Incremental de la Demanda Excedente, CMIEE). The difference between the actual cost and the CMIEE would be monthly accumulated in an individual account for each GU300 within CAMMESA’s scope. From June 2018, through SE Note No. 28663845/18, the CMIEE became greater between AR$1,200/MWh and the temporary dispatch surcharge. Additionally, it was provided that, until further instruction, movements in each GU300’s individual account would temporarily not be recorded.

Energía Plus PPA prices are adjusted by CAMMESA’s price variation or US$-link. Moreover, in 2022 the energy demand continued recovering to pre-pandemic volumes, with a high degree hired under Energía Plus.

Under this regulation, CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM customers, with a 283 MW total gross capacity.

Finally, with the implementation of Plan Gas.Ar, from January 2021 generators under Energía Plus can assign the gas supply and transportation operation to CAMMESA. Pampa opted into this scheme.

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SE Res. No. 220/07

To encourage new investments to increase the generation supply, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM generating agents for the energy produced with new generation equipment. These are long-term PPA denominated in US$, and the price payable by CAMMESA should compensate for the investment made by the plant at a rate of return accepted by the SE.

Under this regulation, on April 27, 2022, CTEB’s PPA (567 MW) completed its 10-year term and, consequently, started remunerating as legacy energy. As of the closing of 2022, 79 MW from CTLL’s TG04 will continue under this scheme until July 2026. Moreover, from February 22, 2023, CTEB’s 280 MW expansion also started to bill under this scheme.

SEE Res. No. 21/16

In March 2016, the SEE issued Res. No. 21/16, launching a call for tenders for new thermal power generation capacity with the commitment to make it available in the WEM by the 2016/2017 summer, 2017 winter and 2017/2018 summer periods. Successful tenderers entered into a PPA for a fixed price (US$/MW-month) and a variable price excluding fuels (US$/MWh) with CAMMESA, which acted as counterparty on behalf of distributors and the WEM’s GU.

The following units are remunerated under this regulation: GT05 at CTLL (105 MW) and CTPP (100 MW) since August 2017 and CTIW (100 MW) since December 2017.

SEE Res. No. 287/17

On May 10, 2017, the SEE issued Res. No. 287/17 launching a call for tenders for co-generation and the closing to CC over existing equipment. Projects should have low specific consumption (lower than 1,680 kCal/kWh with natural gas and 1,820 kCal/kWh with alternative liquid fuels). Besides, the new capacity should not increase electricity transmission needs beyond the existing capacity; otherwise, the tenderer would bear the cost of necessary expansions.

Awarded projects are remunerated under a 15-year PPA for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered), minus the penalties and fuel surpluses. Power capacity surpluses are remunerated as legacy energy.

Under this regulation, CTGEBA had had a gross 400 MW capacity since July 2, 2020, when the cycle was closed with the installation of TV02. With the implementation of Plan Gas.Ar, as of January 2021, CTGEBA has the option to assign the gas supply and transportation operation to CAMMESA. A centralized dispatch order was established, considering the fuel designated for generation. Pampa opted into this scheme.

SE Res. No. 59/23

To promote the maintenance and efficient use of CC under the legacy energy scheme, on February 7, 2023, the SE published Res. No. 59/23 calling generators to execute a Power Capacity Availability and Efficiency Improvement Agreement with CAMMESA for a maximum term of 5 years. Adhering units undertake to keep an 85% net power capacity availability. The PPA offers a US$2,000/MW-month power capacity price, adjusted on availability, adding a partial payment of the power capacity price in AR$ under SE Res. 826/22.

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Availability	Adjustment to power capacity price in US$
≥85%	Price x 100%
>50% & <85%	Price x [30% + 2 x (Availability – 50%]
≤50%	Price x 30%
Months	Adjustment to power capacity price AR$
Dec-Feb and Jun-Aug	Price x 65%
Rest of the year	Price x 85%

The generated energy price was US$3.5/MWh for natural gas, US$6.1/MWh for FO or GO, and US$8.7/MWh for biofuel. The price for energy operated and generated at peak hours in AR$ according to SE No. Res. 826/22.

Pampa has two CC under the legacy energy scheme at CTLL and CTGEBA (1,239 MW total gross power capacity) and is analyzing the possibility of opting into this scheme.

Non-spot remuneration for renewable energy

In October 2015, Law No. 27,191 (regulated by DNU No. 531/16) was passed, which amends Law No. 26,190 to promote renewable energy sources. Among other measures, it provided that by December 31, 2025, 20% of Argentina’s total demand for energy should be covered with renewable energy sources[6]. To meet this objective, WEM’s GU and CAMMESA should cover 20% of their demand with such sources by December 31, 2025. The average price under agreements entered with GU and GUDI may not exceed US$113/MWh.

Additionally, this law stipulates several incentives, including tax benefits (advance VAT return, accelerated amortization on the income tax, import duty exemptions, etc.) and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER). This fund is destined, among other objectives, to grant loans, capital contributions, etc., to finance these projects.

RenovAr

In 2016, RenovAr Program’s rounds 1 and 1.5 were launched under MEyM Res. No. 71/16 and 252/16, respectively. In round 1, 29 projects were awarded for a total of 1,142 MW. In round 1.5, 30 projects were awarded for 1,281.5 MW. In 2017, round 2 was launched under MEyM Res. No. 275/17, with the award of 88 projects for a total of 2,043 MW. Finally, in 2018 round 3 (MiniRen) for up to 10 MW projects, for 246 MW.

The following are remunerated under this provision: PEMC (100 MW) from June 2018 and PEA[7] (100 MW) from March 2020, both under round 1. PEA also has a World Bank guarantee in case the PPA is terminated.

It is worth highlighting that all GHG (Greenhouse Gases) reductions under RenovAr projects —including any other project to meet the WEM’s renewable goal set by Law No. 27,191— should be considered as the Federal Government’s contribution to the United Nations Framework Convention on Climate Change and the Paris Agreement.

6 As from December 2016, CH with a power capacity lower than 50 MW are classified as renewable sources of energy.

7 Asset acquired on December 16, 2022. For further information, see section 7.1 of this Annual Report.

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In January 2022, due to significant delays in the completion of certain awarded projects and to recover the transmission capacity, the SE set, upon compliance with certain conditions, the following options: (i) terminating the PPA with the payment of US$17,500/MW (wind or solar projects) or US$12,500/MW (others) for the contracted power capacity; (ii) extending the term for commissioning, reducing the PPA’s term and price; or (iii) commissioning the project for a lower capacity.

RenMDI

Under SE Res. No. 36/23, dated February 2, 2023, the RenMDI round was launched to incorporate 120 MW of new renewable capacity to substitute forced generation for 500 MW, thus diversifying the energy matrix. The deadline for tender submissions is March 15, 2023, and the award date is May 24, 2023. Successful tenderers will enter into a 15-year PPA with CAMMESA. Pampa is currently analyzing its participation.

MAT ER

The MAT ER was regulated through MEyM Res. No. 281, dated August 17, 2017. Under this system, the WEM’s GU and GUDI may individually purchase or self-generate clean energy to meet their supply obligation from renewable sources. Moreover, generation projects should be registered with the RENPER, a registry regulating the conditions they must meet.

MAT ER projects may not be committed under other remuneration mechanisms (e.g., the RenovAr Program). Power generation exceeding commitments with MAT ER is remunerated for up to 10% of the power generation at the minimum price for the applicable technology under the RenovAr Program. The balance will be sold in the spot market.

Moreover, the contractual terms —life, allocation priorities, prices and others, except for the maximum price set forth by Law No. 27,191— may be freely agreed between the parties under the WEM Procedures. However, the committed volumes are limited to generators or suppliers with MAT ER agreements.

On May 16, 2022, SE Res. No. 370/22 regulated purchases in the MAT ER for distributors acting on behalf of GUDI, which had not been included in MEyM Res. No. 281/17. This purchase will not imply the exclusion from the joint sales mechanism for GUDI qualified as authorized large users. Additionally, volumes under contracts may not exceed the demand declared for the GUDI segment.

The following are remunerated under this provision: PEPE II and III (53.2 MW each) from May 2019, PEPE IV 18 MW from December 29, 2022, and an additional 18 MW from February 25, 2023. The energy produced is sold under PPA in US$-linked with private parties for an average term of approximately 5 years. Besides, 45 MW is pending to be commissioned in PEPE IV, and the construction of PEPE VI’s 94.5 MW; commissioning is expected for Q2 2023 and Q3 2024, respectively.

On top of our generation, since 2019 the Company has sold renewable energy generated by third parties —for an average volume of 26 GWh in 2022— contributing to increasing the MAT ER segment’s margin.

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5.2       Transmission[8]

Evolution of the high-voltage transmission system

The following chart shows the evolution of the transformation capacity’s cumulative growth and the number of km of high-voltage transmission lines, compared to peak demand’s cumulative percentage growth since 1992.

Evolution of the transmission system

Cumulative growth (in %)

Source: Transener and CAMMESA.

As illustrated in the graphic above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Federal Transmission Plan. Implementing this Federal Plan has provided the SADI more stability and better conditions to meet the rising demand.

Transener’s tariff situation

The Solidarity Law and its supplementary provisions, which entered into force on December 23, 2019, provided that gas transportation tariffs under federal jurisdiction would remain unchanged for up to 450 days or until new transitionary tariff schemes are in effect. It also empowered the PEN to begin an extraordinary review of the RTI in force. Moreover, on December 17, 2020, DNU No. 1020/20 was published, starting the RTI renegotiation for a term not to exceed two years from its publication. This term was extended for a year under PEN Executive Order No. 815/22, issued on December 6, 2022.

On February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting a transitionary tariff adjustment of 25% and 23% vs. August 2019 tariff schemes to Transener and Transba, respectively, retroactive to February 2022. Given the differences between these companies’ tariff proposals and the final tariff schemes, Transener and Transba appealed both resolutions.

On May 9, 2022, ENRE Res. No. 147/22 and No. 148/22 partially upheld the motions for reconsideration filed by Transener and Transba. Therefore, Transener and Transba’s August 2019 tariff schemes were adjusted by 67% and 69%, respectively, retroactive to February 2022 (superseding 25% and 23% increases set by ENRE Res. No. 68/22 and 69/22).

8 For further information, see sections 7.4 and 8.4 of this Annual Report.

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Finally, on December 29, 2022, ENRE Res. No. 698/22 and 702/22 were issued, granting 155% and 154% transitionary tariff updates vs. February 2022 tariff schemes to Transener and Transba, respectively, from January 2023.

Federal regional electricity transmission plan

The Federal Regional Electricity Transmission Plan was approved under SE Res. No. 593/22, issued on July 27, 2022, to expand the regional distribution electric power transmission system (high voltage lines and 132 kV and 220 kV transformer substations) in different country areas. This plan seeks to contribute to the decarbonization of the electricity system by upgrading the electricity transmission system, enabling the substitution of inefficient generation and the incorporation of new renewable-source generation.

In this sense, the Inter-American Development Bank (IDB) has launched a US$1,140 million conditional credit facility for investment projects to further this plan.

The expansions’ operation and maintenance will be assigned at no cost to the applicable public utility concessionaire. At the concession’s termination, they will be returned to the Federal Government, free of all charges and compensations. For tariff purposes, transferred assets will not make up the capital base.

Finally, this plan is eligible for financing through the Federal Electricity Transmission Trust Fund (Fondo Fiduciario para el Transporte Eléctrico Federal, FFTEF). In addition, it was established that up to 75% of the WEM stabilization fund’s exports account, created by SE Res. No. 1037/21, will be contributed by CAMMESA. These financial contributions for works will be non-reimbursable.

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6.	The Argentine oil and gas market

6.1       Hydrocarbon exploration and exploitation[9]

The Argentine energy matrix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2021, as there is no available information for the year 2022:

2021 Argentine energy matrix

100% = 74.4 million TOE

Note: It excludes other primary sources for 6.3%. Source: SE.

Natural gas

In 2022, total gross natural gas production amounted to 133 million m3 per day, 7% higher than in 2021. This variation is mainly due to Plan Gas.Ar at the Neuquina Basin (+11.1 million m3/day) and a slight increase at the Golfo San Jorge Basin (+0.4 million m3/day), partially offset by the decline in the Austral and Noroeste Basins (-3.0 million m3 per day).

Although total demand recorded a 2% year-on-year increase, there was again a deficit in local supply, evidenced since 2003. Therefore, the Federal Government resorted to natural gas imports and alternative fossil fuels. In 2022, Bolivia’s supply averaged 11 million m3 per day (-18% vs. 2021) and seaborne LNG at Escobar and Bahía Blanca ports recorded 6 million m3 per day (-35% vs. 2021). On the other side, natural gas exports grew by 121% compared to 2021, to 5 million m3 per day, representing 4% of the total domestic production in 2022.

Based on the last annual information published by the SE, as of December 31, 2021, the country’s total natural gas reserves and resources amounted to 1,620 billion m3, 47% higher than in 2020. Furthermore, 26% of them were proven reserves, and 72% of total reserves were unconventional.

9 For further information, see sections 7.2 and 8.2 of this Annual Report.

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Evolution of natural gas production, and reserves and resources*
In billion m3, 2012-2022

Note: * There is no information on reserves for 2022. Production is gross. Source: SE.

Oil

In 2022, total oil production amounted to 93 thousand m3 per day, which increased by 13% compared to 2021, mainly due to the upward trend in international reference prices. Moreover, in 2022, no oil imports were recorded for the second consecutive year. Additionally, oil exports amounted to 17 thousand m3 per day, 44% higher than in 2021. This volume represented 18% of 2022’s total domestic production.

As of December 31, 2021, the country’s oil reserves and resources totaled 1,518 million m3, an 82% increase compared to 2020, of which 30% were proven reserves and 60% were classified as unconventional.

Evolution of oil production, and reserves and resources*

In million m3, 2012-2022

Note: * There is no information on reserves for 2022. Source: SE.

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The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007, amending Hydrocarbons Law No. 17,319, which considers new industry drilling techniques and introduces changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates and incorporates concepts for on and off-shore unconventional exploration and exploitation, and a promotion regime under Executive Order No. 929/13.

Unconventional hydrocarbons exploitation

The Law conferred legal status to the Hydrocarbons Unconventional Exploitation Concession concept created by Executive Order No. 929/13. This term is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of hydrocarbon exploration permits and/or exploitation concessions may request an unconventional exploitation concession to the enforcement authority under the following terms:

•	The exploitation concessionaire may request, within its block, the subdivision of the existing block into new hydrocarbon unconventional exploitation blocks and the granting of a hydrocarbon unconventional exploitation concession. Such a request will be based on developing a pilot plan aiming at the commercial exploitation of the discovered reservoir according to acceptable technical and economic criteria.
•	Holders of a hydrocarbon unconventional exploitation concession and a preexisting and adjacent exploitation concession may request both blocks’ unification as a single hydrocarbon unconventional exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such a request should be based on the development of a pilot plan.

Terms for concessions and permits

The terms for the exploration permits will be established in each call for tenders issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional):

i.	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years, reducing exploration permits’ maximum time from fourteen to eleven years;
ii.	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years, that is, up to a maximum of 13 years; and
iii.	On and off-shore exploration: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

Upon expiring the first period of the basic term, the permit holder will decide whether to continue exploring the block or transfer it back in whole to the Government. The whole originally granted block may be kept if the obligations arising from the permit have been appropriately met. If the exploration permit’s holder exercises the right of extension at the expiration of the basic term, the reversal will be limited to 50% of the remaining block.

Exploitation concessions will be granted for the following terms, which will be computed from the granting resolution’s date:

i.	Conventional exploitation concession: 25 years;

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ii.	Unconventional exploitation concession: 35 years; and
iii.	On and off-shore exploitation concession: 30 years.

Moreover, the holder may, with a minimum one-year notice before the concession’s expiration, request indefinite extensions for a 10-year term each, provided it has adequately met its obligations as exploitation concessionaire, hydrocarbons are produced in said block, and files an investment plan consistent with the concession’s development.

Awarding of blocks

Law No. 27,007 proposes drafting a standard bid form made by the SE and the provincial authorities, to which all tenders will adjust. Also, said law introduces a specific criterion for awarding permits and concessions by incorporating the specific parameter of ‘greater investment or exploration activity’ as a tie-breaker, at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

Levy and royalties

Levy

Law No. 27,007 sets the levy values per km2 or fraction to be paid annually and in advance by the permit holder. The exploitation permit will amount to AR$4,500. In contrast, the following values will apply for the exploration permit: AR$250 in the first period and AR$1,000 in the second period of the basic term; and AR$17,500 during the first year of the extension, with a 25% annual cumulative increase. The amount payable for the basic term’s second and extension periods may be readjusted by offsetting it with exploration investments until reaching 10% of the levy per km2 applicable for the period.

On September 26, 2019, the Province of Neuquén published new levy values per km2 or fraction effective for the province from 2020. As a result, the exploitation levy was set at AR$22,410. The exploration levy was AR$1,245 for the first period, AR$4,980 for the second period, AR$7,470 for the third period, and AR$87,150 for the extension period (Executive Order No. 2032/19).

As of 2021, PEN Executive Order No. 771/20 set a maximum levy in AR$ equivalent to a certain volume of oil at the average domestic market price[10] at the BNA (Argentine National Bank, Banco de la Nación Argentina in Spanish)’s FX rate effective on the last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén, which adhered to it through Provincial Executive Order No. 1656/20). The exploitation concession amounts to 8.28 barrels, whereas the exploration permit equals 0.46 barrels in the basic term’s first period and 1.84 barrels in the second period, and 32.22 barrels during the extension period.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect from hydrocarbon production in their capacity as grantors. The percentage the exploitation concessionaire should pay monthly to the grantor as royalty remains 12% of the proceeds derived from liquid hydrocarbons extracted at the wellhead. Natural gas production will bear a like percentage of the value of extracted and used volumes and will be payable monthly. In case of extension, up to 3% additional royalties payment is applicable upon the first extension but limited to an 18% rate.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce by up to 25% the applicable royalties to the hydrocarbons production during the term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a period of 36 months as from Law No. 27,007’s effective date.

10 Corresponding to the first semester of the year prior to settlement.

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Extension bond

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, capped by the amount resulting from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of 2 years before the extension grant.

Exploitation bond

The enforcement authority may establish the payment of an exploitation bond, capped by the amount resulting from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons for the two years before the granting of the unconventional hydrocarbon exploitation concession.

Transportation concessions

Transportation concessions (so far granted for 35 years) are now awarded for the same term as the originating exploitation concession, with the possibility of receiving subsequent extensions of up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term. In contrast, an unconventional exploitation concession will have a basic 35-year term, each plus any granted extension term. After these terms expire, the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without charges or encumbrances.

Uniform legislation

Law No. 27,007 provides for non-binding commitments between the Federal Government and the provinces:

i.	It provides for establishing uniform environmental legislation, primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation, and/or transportation activities.
ii.	It provides for the adoption of a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories based on adherence to the following guidelines:
−	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
−	The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed to structure investment projects, guarantee and/or warrant investments; and
−	The provinces and their municipalities commit not to impose new taxes -or increase the existing ones- on permit and concession holders. Exceptions are service compensation rates, improvement contributions and general tax increases.

Unconventional hydrocarbons exploitation concession (CENCH) in the Province of Neuquén

Given the unique features of unconventional reservoirs due to their low permeability and the productivity reached over the last few years, the Ministry of Energy and Natural Resources of the Province of Neuquén set certain parameters for granting CENCH in this province, instrumented through Res. No. 53/20 (July 2020) and No. 142/21 (November 2021), later ratified by Provincial Executive Order No. 2183/21 (December 2021).

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Companies may request a CENCH based on a development project comprised of a Pilot Plan for up to five years to demonstrate its technical and economic feasibility, with parameters additional to the national regulation regarding the operation, actual productivity assessments, costs and investment. Once the CENCH request is filed, if it includes a surface larger than the pilot area, the payment of a block extension bond is incorporated. Considering the basin's average price over the last two years, its value will be associated with the resources expected to be recovered in the extended block.

While the CENCH is in effect, holders should submit on an annual basis continuous development plans and investment commitments to be executed during the concession period, considering that obligations for the following year will be deemed firm.

Regulations specifically applicable to the gas market

Plan Gas.Ar

On November 16, 2020, Plan Gas.Ar was created to promote Argentine natural gas production and manage the impact of gas cost on the Priority Demand’s tariff through tendering long-term supply agreements (DNU No. 892/20). Beneficiaries of Unconventional Plan Gas opting to participate in this program should previously file their waiver.

Initially, the term for onshore production was four years, with an additional four years for off-shore production, computable from January 2021. Later, PEN Executive Order No. 730/22, issued on November 4, 2022, extended the term until December 31, 2028, for the 70 million m3/day base volume already awarded under rounds 1 and 3.

Agreements are executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and quarterly ToP for gas distributors and ENARSA.

Moreover, the awarded price is adjusted by the following factors: 0.82 in the summer period (October – April), 1.25 (May -September) for the base volume and 1.30 for the additional volume in the winter period. Regarding purchasers, CAMMESA and ENARSA will pay the awarded price, whereas gas distributors will pay the price set in the effective tariff scheme, and the Federal Government will offset the difference. Moreover, the Federal Government created a system to secure compensation payment based on tax credit certificates, notwithstanding other applicable mechanisms.

Rounds 1, 2 and 3

In December 2020, round 1 was awarded for an annual base volume[11] of 67.4 million m3/day at US$3.5/MBTU and an additional winter volume of 3.6 million m3/day at US$4.7/MBTU (SE Res. No. 391/20 and 447/20). Pampa was awarded a base volume of 4.9 million m3/day at US$3.6/MBTU and an additional volume during the winter period of 1.0 million m3/day at US$4.7/BTU.

Round 2 was awarded on March 8, 2021, with an increasing daily DoP and a 75% quarterly ToP, for a base volume of 3.3 million m3/day during the winter period at US$4.7/MBTU from June 2021 (SE Res. No. 169/21). Pampa was awarded 0.8 million m3/day at US$4.7/MBTU.

11 49.0 million m3/day is from the Neuquina Basin. Round 1’s base volume represents 70% of the total production commitment (96.3 million m3/day), and the remaining 30% is sold at market price.

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Round 3 was awarded on November 10, 2021, for an annual base volume of 3 million m3/day at US$3.43/MBTU (SE Res. No. 1091/21) from May 2022. Pampa was awarded 2 million m3/day at US$3.347/MBTU.

Rounds 4 and 5

Under Transport.Ar program to increase gas transportation capacity, on December 22, 2022, rounds 4 (Neuquina Basin) and 5 (Austral Basin) were awarded (SE Res. No. 860/22). Rounds 4.1 and 5.1 extended a large part of the annual base volume until December 2028. Pampa managed to extend both rounds under the original conditions (for a total of 6.9 million m3/day).

Round 4.2 awarded new flat and winter peak volumes until December 2028. Awardees may limit up to 30% of the volume committed with ENARSA for industrial customers and/or CNG, subject to SE’s approval. Under this round, Pampa was awarded a 4.8 million m3/day flat volume at US$3.485/MBTU, deliverable from July 2023.

Finally, round 5.2 awarded the incremental winter volume for the 2023 – 2028 period. The customer is CAMMESA, with an 80% daily DoP and monthly ToP.

Foreign exchange access regime for incremental hydrocarbon production

PEN Executive Order No. 277/22, issued on May 27, 2022, created the foreign exchange access regime (MULC) for incremental oil and gas production compared to the volumes produced in 2021, among other measures. It aims to promote and increase added value in the hydrocarbon activity value chain. Access to the MULC will be granted to make principal and interest payments of commercial or financial liabilities with foreign parties, including liabilities with non-resident related companies and/or profit and dividends for closed and audited balance sheets and/or the repatriation of direct investments made by non-residents.

For natural gas, the benefit equals 30% of the incremental injection valued at the weighted average price of national exports over the last 12 months, net of export duties. This price may not be lower than Plan Gas.Ar’s weighted average awarded price or higher than twice that value.

For oil, the benefit equals 20% of the quarterly incremental production at the average Brent quotation defined by the enforcement authority over the last 12 months, net of export duties and adjusted by the crude oil’s quality.

The benefit percentage may be increased in both cases based on the situations contemplated in the respective provisions (i.e., domestic market coverage and whether the technical decline could be counterbalanced). Moreover, benefits may be transferred to direct suppliers, associated third parties and/or operators holding concessions.

On February 9, 2023, Pampa applied to opt into both systems, requesting the benefits for the third and fourth quarters of 2022. As of this date, the SE has not rendered its decision in this respect.

Natural gas for the residential and CNG segment

Priority Demand and CEE

In case of operational emergencies that may affect its regular operation, in June 2016, criteria were established to guarantee Priority Demand’s supply through the CEE (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for administering dispatch in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE does not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities, deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

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Natural gas prices within the PIST

As of January 2021, gas volumes for the priority demand are contracted under Plan Gas.Ar. Gas distributors must pay the price stated in the effective tariff scheme and the difference with Plan Gas.Ar’s awarded price is compensated by the Federal Government. In turn, ENARSA must pay 100% of the Plan Gas.Ar’s awarded price.

Natural gas for power generation

As of December 30, 2019, the fuel supply for power plants was centralized in CAMMESA (except for generators with PPA under Energía Plus and SEE Res. No. 287/17). Since then, CAMMESA has launched successive calls for tenders, on an interruptible basis, to cover its monthly consumption. Moreover, since 2021, most gas supplies to CAMMESA have been under Plan Gas.Ar. Generators covered by Energía Plus and SEE Res. No. 287/17 PPA can assign the natural gas operation and transportation to CAMMESA. Pampa adhered to this scheme.

It is worth mentioning that since 2021, new reference prices at the PIST have been set for the production out of Plan Gas.Ar (SE Res. No. 354/20), at US$2.3/MBTU in the off-peak period (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin.

Therefore, in addition to Plan Gas.Ar, CAMMESA continued calling for tenders with a maximum price equivalent to the one awarded under Plan Gas.Ar, and with a 30% DoP clause for the other maximum prices mentioned above. However, the involved volume is not significant.

Natural gas export

On April 27, 2021, a new procedure to authorize natural gas exports was implemented (SE Res. No. 360/21). This procedure contemplated exports on a firm and preferential basis for Plan Gas.Ar awardees during the summer period, extendable to the winter period if there is an oversupply at a specific basin, with the prior approval of the applicable authority.

PEN Executive Order No. 730/22, issued on November 4, 2022, allows exports on a firm basis even in winter, prioritizing producers with the most competitive prices and/or contributing with a higher volume under Plan Gas.Ar, once the domestic market is fully supplied.

Therefore, on November 16, 2022, SE Res. No. 774/22 was issued, which superseded SE Res. No. 360/21 and provided, among other measures, that: (i) no producer may export more than 30% of the authorized export quota or more than 50% of the commitment under Plan Gas.Ar; (ii) there are basin export quotas on a firm basis, based on the higher volume (45%) and price (55%) tendered; (iii) the export volume will reduce Plan Gas.Ar commitment only in the summer; and (iv) the minimum price will be the higher of a Brent percentage determined by the authority and the seasonal-adjusted Plan Gas.Ar price.

In the summer period, quotas are 9 million m3/day in the Neuquina Basin and 2 million m3/day in the Austral Basin for the October 2023 - April 2024 period. Producers under Plan Gas.Ar will have priority in the allocation of the first 4 million m3/day in the Neuquina Basin and 2 million m3/day in the Austral Basin for the October 2023 – April 2024 and October – December 2024 periods.

For the winter period, a 3 million m3/day quota was set for the Neuquina basin during May – June 2023, to be apportioned among round 4.2’s awardees. Additionally, 3 million m3/day may be granted in the Neuquina Basin as of July 2023, but on an interruptible basis.

Pampa is authorized to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day (Oct-21 – Apr-22), 1.22 million m3/day (Jan-22 – Apr-22), 1.5 million m3/day (Oct-1-22 – May-1-23) and 1.31 million m3/day (May-1-23 – Jul-1-23). Besides, prior applicable authority’s authorization, we could export to Chile, Brazil and Uruguay on a spot basis.

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It is worth highlighting that a gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, established an export duty while the international Brent price equals or below US$45/bbl. The rate would rise with the international reference price until 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. In 2022, the rate remained at 8%.

Natural gas for CNG

Following the abrogation of MEyM Res. No. 80/17, the Plan Gas.Ar program does not guarantee natural gas supply for CNG. CNG is currently traded privately, without price regulation.

Regulations specifically applicable to the crude oil market

Crude oil commercialization in the domestic market

As of this date, there is no reference price for the sale of crude oil in the domestic market. However, local refining companies are validating prices below the export parity.

Crude oil export

As with natural gas exports, a crude oil export duty has been effective since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, set an export duty exemption as long as the Brent international price is equal to or below US$45/bbl. After that, the rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. During 2022, the rate remained at 8%.

6.2       Midstream[12]

Regulations specifically applicable to gas main pipeline transportation

The Solidarity Law and its supplementary provisions, which entered into force on December 23, 2019, provided that gas transportation tariffs under federal jurisdiction would remain unchanged for up to 450 days or until new transitory tariff schemes are in effect. It also empowered the PEN to begin an extraordinary review of the RTI in force. Moreover, on December 17, 2020, DNU No. 1020/20 was published, starting the RTI renegotiation for a term not to exceed two years from its publication. This term was extended for a year under PEN Executive Order No. 815/22, issued on December 6, 2022.

PEN Executive Order No. 91/22 and ENARGAS Res. No. 60/22, issued on February 2022, granted, effective from March 2022, a 60% transitionary update against April 2019 tariff schemes. Among other conditions, this update did not establish a mandatory investment plan, and it has forbidden dividend distribution, prepaying financial and commercial debts with shareholders, acquiring other companies or granting loans.

Finally, the public hearing was held on January 4, 2023, where a 135% increase was requested against March 2022 schemes as of February 2023. As of this date, TGS is awaiting ENARGAS’s answer.

Presidente Néstor Kirchner gas pipeline

Under Res. No. 67/22 issued on February 7, 2022, the SE created the Transport.Ar Producción Nacional program, declaring the construction of Presidente Néstor Kirchner’s gas pipeline of public interest and its supplementary works as a strategic project.

12 For further information, see sections 7.4 and 8.4 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 45

Moreover, PEN Executive Order No. 76/22, issued on February 11, 2022, granted ENARSA a 35-year concession for this gas pipeline and created the FONDESGAS (Fondo de Desarrollo Gasífero Argentino) trust, with ENARSA as the trustor and beneficiary, and BICE (Banco de Inversión y Comercio Exterior S.A. in Spanish) as the trustee.

Stage I will connect the town of Tratayén, Province of Neuquén, with the city of Salliqueló, Province of Buenos Aires, contributing an initial 11 million m3/day transportation capacity, expandable to 21 million m3/day with supplementary works. In addition, Stage II will connect the City of Salliqueló with the City of San Jerónimo, Province of Santa Fe, increasing capacity to 44 million m3/day.

If a call for tenders is launched, TGS will evaluate the suitability of participating in its operation and maintenance.

Regulations specifically applicable to the LPG business

Household Gas Bottles’ Program and Propane for Grids Agreement

Currently, the Household Gas Bottles’ Program supplying LPG at subsidized prices (PEN Executive Order No. 470/15, as amended) and the Propane for Grids Agreement are in force.

The Household Gas Bottles Program provides a defined LPG quota to fractionation companies at a maximum reference price to guarantee supply to low-income residential users. The maximum reference price for butane and propane producers under this program is shown below:

Period	AR$/ton	Res. SE No.	Period	AR$/ton	Res. SE No.
Until Apr-21-2022	12,626.60	249/21	Sep-22 – Nov-22	18,375.49	609/22
Until Jun-30-2022	15,152.00	270/22	Dec-22	26,800.80	861/22
Jul-22	16,667.11	609/22	Jan-23	29,481.00	15/23
Aug-22	17,500.47	609/22	From Feb-23	32,429.00	62/23

Moreover, on August 25, 2021, SE Res. No. 809/21, as amended, provided (among other measures) transitory economic assistance recognizing 20% of the billing for the August 2021 – December 2022 period of LPG sales under the Household Gas Bottles’ Program. Given the circumstances, participation in this program forces TGS to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

Regarding the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids (‘Propane for Grids Agreement’), on June 23, 2022, TGS executed its 19th extension to this agreement, effective until December 31, 2022. Furthermore, this agreement stipulated the payment of compensation to participants, payable by the Federal Government, and calculated as the difference between the sales price under such agreement and the export parity published monthly by the SE, although with significant delays in collection terms.

Pampa Energía ● 2022 Annual Report ● 46

Export duty

Like hydrocarbon exports, a propane, butane and LPG export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, set an export duty exemption as long as the Brent international price was equal to or below US$45/bbl. After that, the rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. During 2022, the rate remained at 8%.

Regulations specifically applicable to crude oil transportation

In June 2016, OldelVal requested the MEyM the performance of the RTI to update tariffs for a maintenance and investment plan that may guarantee the integrity, efficiency and reliability of the facilities and transportation service. Consequently, on March 10, 2017, a new US$-denominated tariff scheme was published, providing an average 34% increase, effective from March 2017 (MEyM Res. No. 49/17).

On September 14, 2022, SE Res. No. 643/22 granted an extension of the transportation concession for the main oil pipelines providing access to Allen and the Allen - Puerto Rosales oil pipeline and its respective expansion, called Medanito-Puesto Hernández, for a term of 10 years as from November 14, 2027. Therefore, the concession term will expire on November 14, 2037.

Besides, in 2022 OldelVal launched a call for tenders to award firm transportation service for the Allen - Puerto Rosales oil pipeline tranche, corresponding to the Duplicar Project, for a total of 50,000 m3/day capacity, under contracts that will be effective until the concession termination. Pampa has been awarded 1,002 m3/day.

Pampa Energía ● 2022 Annual Report ● 47

7.	Relevant events
7.1	Power generation[13]

Wind power generation projects: PEPE IV and PEPE VI

By the end of 2021, Pampa announced the execution of PEPE IV (originally, PEPE III’s expansion), adding an 81 MW gross capacity through an estimated US$128 million investment, financed with Pampa’s first Green Bond. PEPE IV is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. Four of the eighteen Vestas wind turbines were commissioned on December 29, 2022, and four others were commissioned on February 25, 2023. full commissioning is expected for the second quarter of 2023.

Moreover, in February 2023, Pampa announced the start of the construction of PEPE VI, a project for installing a 300 MW wind power capacity. The first of the three stages is 94.5 MW, with an approximate US$186 million investment. Therefore, the total investment for the three stages is estimated at US$500 million. PEPE VI is located in a lot adjacent to PEMC and PEPE II, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The project consists of mounting 21 Vestas wind turbines; commissioning is expected for the third quarter of 2024.

The energy from these farms will be sold in the MAT ER under US$-denominated PPA with private parties.

Acquisitions: 50% of Greenwind and 100% of VAR

On August 12, 2022, the Pampa Group acquired from its business partner 50% of the indirect stake in Greenwind’s capital stock and votes for an amount of US$20.5 million. Therefore, Pampa Group is the sole shareholder of Greenwind, a company whose only asset is PEMC, a 100 MW wind farm. PEMC sells its energy under a PPA executed with CAMMESA under the RenovAr Program for 20 years from its commercial commissioning on June 8, 2018. Moreover, as of the closing of the fiscal year 2022, Greenwind has a total net debt of US$60 million.

Additionally, on December 16, 2022, Pampa acquired from the Government of the Province of La Rioja 100% of VAR, a company that operates PEA, a 100 MW wind farm located in Arauco, Province of La Rioja. PEA’s energy is sold under the RenovAr Program for 20 years starting March 2020. The purchase price amounted to US$170 million, of which US$128 million was paid at closing. The balance was payable in 12 monthly installments over the fiscal year 2023.

Remuneration for legacy energy

In April 2022, SE Res. No. 238/22 set a 30% increase, retroactive as of February, and a 10% increase in June 2022, and canceled the transitionary additional income from February. Moreover, in December 2022, SE Res. No. 826/22 increased 20% as of September, a 10% increase in December, and the following updates for 2023: 25% in February and 28% in August. Besides, effective November 2022, the remuneration for HMRT power capacity is replaced by the energy generated at peak hours.

Differential remuneration for CC under legacy energy

SE Res. No. 59/23 was published on February 7, 2023, seeking to promote the operability of CC under the legacy energy scheme. This Res. calls generators with CC to execute a PPA with CAMMESA for a maximum term of 5 years, with an 85% net power capacity availability commitment. In consideration, power capacity and energy will be partially remunerated in US$.

13 For further information, see sections 5.1 and 8.1 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 48

Generators have a term of 90 calendar days from the publication of the Res. to opt in. Pampa is analyzing this agreement as it has two CC that would fall within the scope of this scheme, CTLL and CTGEBA, with a total gross power capacity of 1,239 MW.

CTEB: maturity of the open-cycle PPA, addendum and closing to CC commissioning

After completing the 10-year PPA under SE Res. No. 220/07, CTEB’s 567 MW gross capacity started to be considered legacy energy on April 27, 2022, at midnight.

Besides, regarding the cycle closing expansion project, on July 1, 2022, CTBSA and the SACDE-Techint joint venture agreed on a new addendum to the construction agreement, under which, among other issues, CTBSA recognizes a US$8 million compensation on term and cost variations.

Finally, the cycle closing was commissioned on February 22, 2023, at midnight, when CAMMESA granted the applicable permits to CTEB’s EBARTV01 unit for a gross capacity of up to 260 MW. The remuneration stipulated under the 10-year PPA executed with CAMMESA (SE Res. No. 220/07) has been collected since then. With the completion of the project, CTEB’s total gross capacity amounts to 827 MW, contributing to the electricity supply for a key area with a cleaner and more efficient power grid.

Pampa, a co-controlling shareholder with YPF S.A., has invested over US$250 million. Moreover, the commissioning relieves the guarantors as primary payers covering holders of CTBSA’s CB, securing the timely and proper payment of any amount owed, including principal and interest. Consequently, these guarantees have been terminated and rendered ineffective and invalid.

Technical problem in one GT at CTLL

On June 23, 2022, a technical problem occurred at CTLL’s LDLATG05 GT. Jointly with the turbine manufacturer GE, Pampa performed the necessary works to dismantle and repair the failure. Moreover, Pampa is making all filings required to the insurance companies to collect the compensation for the sustained damages and minimize losses resulting from the breach of availability commitments under PPA.

7.2	Oil and gas[14]

Plan Gas.Ar

Thanks to the implementation and new rounds of Plan Gas.Ar, in 2022 Pampa has again recorded a 23% year-on-year net production increase, reaching an annual average of 9.8 million m3/day and new production records. This increase has more than tripled national growth for the same period, which gained 7%.

Pampa participated in all Plan Gas.Ar rounds for the Neuquina Basin and 2 million m3/day awarded in the third round have been added since May 2022. It is worth highlighting that the volume awarded to Pampa represented 2/3 of the total volume tendered under the third round.

14 For further information, see sections 6.1 and 8.2 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 49

Moreover, on December 22, 2022, rounds 4 (Neuquina Basin) and 5 (Austral Basin) were awarded under SE Res. No. 860/22. Rounds 4.1 and 5.1 extended a large part of the annual base volume from December 2024 to December 2028 under the following conditions:

•	Round 1: 48.0 million m3/day at US$3.592/MBTU in the Neuquina Basin and 2.4 million m3/day at US$3.479/MBTU in the Austral Basin; and
•	Round 3: 3 million m3/day at US$3.435/MBTU in the Neuquina Basin.

Under round 4.2, new volumes were awarded up to December 2028, which can be limited up to 30% with ENARSA to industrial customers and/or CNG, subject to SE’s approval:

•	Annual flat commitment from July 2023: 11 million m3/day at US$3.41/MBTU;
•	Annual flat commitment from January 2024: 3 million m3/day at US$2.989/MBTU;
•	Peak (winter) commitment from 2024: 7 million m3/day at US$4.249/MBTU; and
•	Peak (winter) commitment from 2025: 7 million m3/day at US$3.597/MBTU.

Finally, round 5.2 awarded the maximum incremental volume against round 1 for 3.3 million m3/day at US$7.319/MBTU for 2023 – 2028. The customer is CAMMESA, with an 80% daily DoP and monthly ToP.

Pampa was awarded under round 4.1, extending the original conditions until 2028 (round 1’s 4.9 million m3/day at US$3.60/MBTU and round 3’s 2 million m3/day at US$3.347/MBTU). Besides, it was awarded new volumes under round 4.2 (flat delivery commitment until July 2023) for 4.8 million m3/day at US$3.485/MBTU.

Foreign exchange access regime for incremental hydrocarbon production

PEN Executive Order No. 277/22 dated May 27, 2022, among other measures, created the foreign exchange access regime (Mercado Único y Libre de Cambios, MULC) for incremental oil and gas production vs. 2021, later regulated by PEN Executive Order No. 484/22 dated August 12, 2022, and instrumented by SE Res. No. 13/23 on January 13, 2023.

Access to the MULC will be granted to make principal and interest payments of commercial or financial liabilities abroad, including liabilities with non-resident affiliates and/or earnings and dividends for closed and audited balance sheets and/or the repatriation of direct investments by non-residents.

For natural gas, the benefit equals 30% of the incremental injection valued at the weighted average price of the country’s exports over the last 12 months, net of export duties. For oil, the benefit equals 20% of the quarterly incremental production at the average Brent quote over the previous 12 months defined by the enforcement authority, net of export duties and adjusted based on the raw oil quality.[15] Moreover, benefits may be transferred to direct suppliers, associated third parties and/or operators holding concessions.

15 1.13 for Medanito, 0.92 for Escalante and 1 for Noroeste.

Pampa Energía ● 2022 Annual Report ● 50

Pampa applied to opt into both systems and requested the benefits for the third and fourth quarters of 2022. As of this date, the SE has not rendered its decision regarding this matter.

Capacity expansion and all-time-high natural gas production at El Mangrullo

In line with our production commitment under Plan Gas.Ar and the exceptional productivity at El Mangrullo, a block fully owned by Pampa, in 2022, the processing capacity was expanded in three stages: (i) a 2.5 million m3/day expansion at the temporary production plant since May 2022 at the beginning of the winter period; (ii) the commissioning of our new 4.8 million m3/day gas treatment plant since November 2022; and (iii) the Rincón del Mangrullo’s facilities use expansion by 2.0 million m3/day until January 2025. Consequently, El Mangrullo’s processing capacity was expanded to a maximum of 13.6 million m3/day.

Gas exports

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Moreover, in August 2022 and February 2023, permits were cleared for firm exports to Chile for a maximum of 1.5 million m3/day between October 2022 and April 2023 and 1.31 million m3/day between May and June 2023.

Pampa makes exports on a spot basis, provided the enforcement authority authorizes them. In November 2020, Pampa was granted permits to export gas to Chile on an interruptible basis, with maturities between April 2021 and January 2022. Moreover, between September and December 2021, new interruptible permits to Chile, Brazil and Uruguay were added, maturing between November 2022 and December 2024. Finally, in February 2023, interruptible permits to Chile were authorized, maturing between December 2024 and May 2025.

In 2022, the gas exports’ withholding tax rate remained 8%.

Changes in production blocks’ concessions

On January 19, 2023, Pampa accepted Oilstone Energía S.A.’s offer to terminate our 15% stake in 9 wells at Anticlinal Campamento (representing less than 1% of Pampa’s gas production in 2022), effective from January 1, 2023. The agreement releases Pampa from any future liability regarding this block.

Besides, on February 3, 2023, an extension of the Aguaragüe block concession (including San Antonio Sur) was agreed upon for 10 years until 2034; in this respect, the applicable Provincial Executive Order is pending issuance. Pampa holds 15% of this 1,642 km2 block in the Noroeste Basin.

Pampa Energía ● 2022 Annual Report ● 51

7.3       Other businesses[16]

Transener and TGS’s tariff situation

PEN Executive Order No. 815/22, issued on December 6, 2022, provided for a one-year extension in the terms to reach the agreements for Transener and TGS’ respective RTIs.

On February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting a 25% and 23% transitionary tariff update vs. August 2019 tariff schemes to Transener and Transba, respectively, retroactive as of February 2022. However, Transener and Transba submitted a motion for reconsideration, partially upheld by the ENRE on May 9, 2022. Therefore, Transener and Transba’s August 2019 tariff schemes were adjusted by 67% and 69%, respectively, retroactive as of February 2022 (ENRE Res. No. 147/22 and 148/22).

Finally, on December 29, 2022, 155% and 154% increases were approved vs. the February 2022 tariff schemes for Transener and Transba, respectively, applicable from January 2023 (ENRE Res. No. 698/22 and 702/22).

Regarding TGS, under PEN Executive Order No. 91/22 and ENARGAS Res. No. 60/22, dated February 2022, a 60% transitionary tariff increase was granted from March 2022, subject to certain conditions.

Finally, the public hearing was held on January 4, 2023, where a 135% increase vs. March 2022 tariff schemes, effective from February 2023, was requested. As of this date, TGS is awaiting ENARGAS’ answer.

TGS: Vaca Muerta midstream service expansion

Currently, TGS’ gathering gas pipeline in the Vaca Muerta formation has a 150-km extension, with a transportation capacity of 60 million m3/day, and a plant in Tratayén with a current conditioning capacity of 7.8 million m3/day.

To address the increasing flow and continue consolidating its commitment to the country’s energy supply, TGS provides efficient solutions to natural gas producers through large-scale infrastructure projects:

•	Two modular gas conditioning plants, each with a 3.5 million m3/day capacity and a gasoline stabilizer tower, operational since the second quarter of 2023, with a US$32 million investment;
•	Two conditioning plants, each with a 6.6 million m3/day capacity, scheduled for commissioning in December 2023 and mid-2024, with an estimated US$132 million and US$138 million investment, respectively; and
•	The 32-km extension of the gathering pipeline’s northern tranche (Los Toldos I Sur – El Trapial), with a 17 million m3/day transportation capacity and an estimated US$60 million investment, is scheduled for commissioning in June 2023.

7.4       Debt transactions

As of December 31, 2022, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,613 million (+US$174 million vs. closing of 2021). In terms of net debt, the increase amounts to US$47 million, reaching US$913 million. The average interest rate for US$-bearing indebtedness — currency in which 84% of the gross debt is denominated— was 8.4%, mainly at a fixed rate. The US$-link rate was 0%, and the AR$ average rate was 65%. Pampa’s consolidated financial debt averaged 3.6 years. The following chart shows the Restricted Group’s principal maturity profile, net of repurchases, in millions of US$ by the end of the fiscal year 2022:

16 For further information, see sections 5.2, 6.2 and 8.4 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 52

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener and CTBSA.

In 2022, the Company significantly improved its maturity profile, mainly due to the 2023 CB Exchange, in which holders voluntarily exchanged US$407.1 million FV for US$122.1 million in cash, plus a new 2026 CB for US$292.8 million FV.

Moreover, in 2022 Pampa was actively engaged in debt security placements, issuing:
(i) the first Green Bond (Series VIII CB) with a AR$3,107 million FV, at Badlar variable interest rate plus 2%, maturing in July 2023; (ii) Series XI CB for AR$21,655 million at Badlar Privada variable interest rate plus 0%, maturing in January 2024; and (iii) Series XIII CB in US$-link for US$49.8 million at a 0% nominal annual rate maturing in December 2027.

Additionally, from August 12, 2022, it consolidates Greenwind’s net debt due to the acquisition of control of this company. Besides, net financing in US$ was paid, and short-term bank loans were taken out in AR$.

Regarding affiliates, in 2022: (i) Greenwind paid US$5.2 million of the credit facility executed with IDB Invest; (ii) Transener paid AR$-denominated loans at maturity; (iii) TGS took out less financing denominated in US$; and (iv) CTBSA paid at maturity US$74.4 million of the syndicated loan, which amortization schedule and rate were amended throughout the year, and issued the following CB:

CTBSA’s CB	Denomination	FV in million	Coupon	Maturity
Serie VI	US$-link	83.6	0%	May-25
Serie VII	AR$	1,754	Badlar + 2.98%	Nov-23
Serie VIII	AR$	4,236	Badlar + 1%	Feb-24

Note: Series VI was issued on May 16 and December 14. Moreover, as part of the in-kind subscription of this CB, Series I CB (US$-link) for US$10.8 million was partially canceled, resulting in US$32.2 million outstanding FV.

After the closing of the fiscal year 2022, it is worth highlighting the issuance of Series XV CB for AR$18,264 million at Badlar variable interest rate plus 2% and maturing in July 2024, and the re-opening of Series XIII CB in US$-link for US$48,2 million.

Finally, as of this Annual Report’s issuance date, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Pampa Energía ● 2022 Annual Report ● 53

Issuance of Pampa’s first Green Bond[17]

To finance PEPE IV’s project, on January 18, 2022, Pampa issued the first Green Bond (Series VIII CB) for a AR$3,107 million FV, at Badlar variable interest rate plus 2%, maturing in July 2023 and under the American amortization system. It is worth highlighting that purchase offers were received for over AR$9,646 million, more than three times the issued nominal value.

The issuance was distinguished by Fix Ratings, an affiliate of Fitch Ratings, with the best possible rating of Green Bond (BV1) rating, in line with ICMA (International Capital Market Association)’s four core components of the Green Bond Principles (GBP). Moreover, the bond joined ByMA’s SGS Bonds Panel (Social, Green and Sustainable Bonds), which promotes the conditions for higher sustainability in Argentine Capital Markets.

Exchange offer for notes maturing in 2023

On June 16, 2022, Pampa announced an offer to exchange its 2023 CB. This offer was amended on July 18, 2022, and for each US$1,000 FV to be exchanged, the following mutually exclusive options were offered:

•	Option A: cash (30% of the total amount tendered and accepted for exchange, evenly distributed among holders choosing Option A), and the balance in 2026 CB, weighted at a 1.02 exchange ratio; or
•	Option B: US$1,030 in 2026 CB.

The exchange offer expired on July 29, and US$407.1 million representing 81.4% of the 2023 CB were tendered and accepted for exchange as per the following breakdown:

•	US$193.8 million under Option A: for each US$1,000 FV of 2023 CB, holders receive approximately US$630.2 in cash and US$377.2 in 2026 CB; and
•	US$213.3 million under Option B: for each US$1,000 FV of 2023 CB, they receive US$1,030 in 2026 Notes.

Consequently, on August 8, 2022, US$122.1 million was paid in cash, and 2026 Notes were issued for a US$292.8 million FV.

Credit rating

The following table shows the Pampa Group’s ratings:

Company	Agency	Rating
		Global scale	National scale
Pampa	S&P	B-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

17 For further information, see section 7.1 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 54

7.5       Other relevant events

Board and Executive Committee members[18]

Pampa’s Shareholders’ Meeting held on April 27, 2022, approved the renewal of directors Carlos Correa Urquiza, Juan Santiago Fraschina and Darío Epstein (independent); and the appointment of Carolina Zang (independent), replacing Gabriel Cohen (non-independent). Consequently, 50% of the Board is comprised of independent directors, and three out of the ten positions are female directors.

Moreover, Pampa’s Shareholders’ Meeting held on December 27, 2022, resolved to appoint María Renata Scafati (independent) to replace Santiago Fraschina until his term of office is completed. Consequently, 40% of the Board is comprised of female directors.

Pampa’s share capital

On March 3 and October 17, 2022, 12.5 million and 2.8 million shares (equivalent to 0.5 million and 0.1 million ADR) were canceled, previously approved by the shareholders’ meetings on September 30, 2021, and April 27, 2022, respectively.

Therefore, at the end of the fiscal year 2022 and as of this Annual Report’s issuance date, Pampa’s outstanding share capital amounted to 1,383.6 million shares (equivalent to 55.3 million ADR)[19].

Sale of Refinor’s stake

On September 15, 2022, Pampa signed an agreement with Hidrocarburos del Norte S.A. to sell its Series A shares representing 28.5% of Refinor’s share capital, for a price of US$5.7 million.

The Company transferred these shares on October 14, 2022, once the conditions precedent had been met. As of the date hereof, Pampa has received US$1.7 million, and the amount of US$4 million is pending collection, financed at an 8% annual rate for one year from the date of sale.

Transfer of assets in Venezuela

On May 6, 2022, Pampa transferred all rights and obligations resulting from its direct and indirect stake in certain mixed companies in Venezuela to Integra Petróleo y Gas S.A. Through these companies, Pampa holds stakes in the following hydrocarbon blocks: Oritupano Leona (22%), La Concepción (36%), Acema and Mata (34.49% each).

In return, Integra Petróleo y Gas S.A. will pay Pampa 50% of any monetary or in-kind compensation related to these mixed companies and blocks. This transaction is subject to change of control approval by the Minister of Popular Power for Petroleum of the Bolivarian Republic of Venezuela.

18 For further information, see section 2.1 of this Annual Report.

19 For further information see Ownership Breakdown.

Pampa Energía ● 2022 Annual Report ● 55

8.	Description of our assets

Pampa is an independent energy company with active participation in the Argentine electricity and gas value chains:

We are the country's largest independent power generation operator, with an installed capacity of 5,088 MW, representing 12% of Argentina’s installed capacity. By adding the next 418 MW expansions[20], our total installed capacity would be 5,505 MW.

Our oil and gas segment comprises operated and non-operated blocks at Pampa’s stake. In 2022, the total average production in Argentina amounted to 63.1 kboe/day, 92% corresponding to gas, being Argentina's fifth largest gas producer.

In petrochemicals, Pampa owns two high-complexity plants, leading the domestic production of styrene, SBR and polystyrene, with a domestic market share between 94% and 100%.

Finally, our holding and others segment mainly comprises our 29.3% interest in TGS, the country’s largest gas transportation company, owning 9,233 km of gas pipelines and an NGL plant, General Cerri, with a production capacity of 1 million ton/year. Moreover, Pampa has a 26.3% indirect interest in Transener, which operates and maintains 86% of the Argentine high voltage transmission grid, covering 21.7 thousand km of lines.

20 It includes PEPE VI (94.5 MW), a project announced in February 2023, and 18 MW from PEPE IV, commissioned on February 25, 2023.

Pampa Energía ● 2022 Annual Report ● 56

Corporate structure as of December 31, 2022

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia[2]
50%
CIESA
50%
CITELEC
70%
Enecor
100%
DIGIPA
100%
Vientos de Arauco Renovables
91.86%
8.14%
Generación Argentina
52.65%
Transener
2.1%
Oleoductos del valle
100%
Pampa Inversiones
1.4%
0.8%
1.6%
0.9%
Termoeléctrica José de San Martín[1]
2.8%
Termoeléctrica Manuel Belgrano[1]
3.2%
100%
Vientos Solutions Argentina
100%
Vientos Solutions
10%
4.6%
Comercializadora e Inversora
85.4%
100%
Transba
50%
50%
Greenwind
98%
2%
Autotrol Renovables
2.77%
51%
TGS
0.99%
51%
49%
Transporte y Servicios de Gas en UY
99.98%
0.02%
Telcosur
100%
CTG Energía
49%
Gas Link
80%
15%
TGSLatam
5%
100%
Energía e Inversiones
93.44%
6.56%
Pampa Bloque18
99%
1%
Energía Oper. ENOPSA
100%
Pampa Ecuador
100%
PE Energía Ecuador LTD
100%
Petrolera San Carlos
20%
Petrolera Mata
15.91%
14.15%
Oleoducto de Crudos Pesados LTD
100%
PE Energía Ecuador Suc.
65%
Cía. Anónima Mixta San Carlos
100%
Oleoducto de Crudos Pesados

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.
[2] Comercializadora e Inversora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia.

Pampa Energía ● 2022 Annual Report ● 57

8.1       Power generation[21]

The following tables summarize the 17 power generation assets operated by Pampa as of the closing of 2022:

Note: All figures are rounded, so the total may not equal the sum of the figures. Gross margin before amortization and depreciation. 1 Fully owned by Pampa since August 12, 2022. Pampa previously operated it with a 50% equity stake. 2 4 of the 18 wind turbines (4.5 MW each) at PEPE IV were commissioned on December 29, 2022. Four more were commissioned on February 25, 2023, reaching 36 MW. 3 Acquired on December 16, 2022. 4 Operated by Pampa (50% equity stake).

21 For further information, see sections 5.1 and 7.1 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 58

The following chart shows Pampa’s market share in the power generation segment:

2022 net power generation

100% = 138,742 GWh

Note: Hydroelectric power generation includes pumping.

Source: CAMMESA.

Hydroelectric generation

Located on the Atuel river in the Province of Mendoza, HINISA has a 30-year concession for generating, selling and marketing electricity from the Los Nihuiles hydroelectric system since June 1994. HINISA has an installed capacity of 265 MW, representing 0.6% of Argentina’s capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II, and Nihuil III), as well as a compensator dam. Los Nihuiles System extends for approximately 40 km with a height between 754 meters and 1,251 meters above sea level. From 1990 to 2022, its annual average generation was 786 GWh, with a record high of 1,250 GWh in 2006 and a record low of 428 GWh in 2022. Pampa has a 52% direct stake in HINISA’s capital stock.

Also, in the Province of Mendoza but on the Diamante river, HIDISA holds a 30-year concession, effective since October 1994, for generating, selling, and marketing electricity from the Diamante hydroelectric system. With 388 MW, representing 0.9% of Argentina’s installed capacity, it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for approximately 55 km with a height between 873 m and 1,338 m above sea level. From 1990 to 2022, its average annual generation was 531 GWh, with a generation record high of 943 GWh in 2006 and a record low of 303 GWh in 2022. Pampa holds a 61% direct stake in HIDISA’s capital stock.

The HPPL plant started operating in the year 1999 under a 30-year concession. Located on the Limay River in the Province of Neuquén, HPPL has an installed capacity of 285 MW distributed in 3 Kaplan-type turbines, representing 0.7% of Argentina’s generation capacity. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 meters, a total height of 54 meters at the deepest point of the foundation, and a crest of 480.2 meters above sea level. From 2000 to 2022, HPPL’s historical average annual generation was 922 GWh, with a record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

Pampa Energía ● 2022 Annual Report ● 59

Wind power generation

PEMC is located on provincial route No. 51, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The wind farm comprises 29 V-126 Vestas wind turbines —each with a 3.45 MW power capacity and an 87-meter hub height— with a 48% load factor of P50. It has an installed capacity of 100 MW, representing 0.2% of Argentina’s installed capacity. It was commissioned for service in June 2018 and sells its energy to CAMMESA under the RenovAr program. From 2019 to 2022, its average annual generation was 387 GWh, with a generation record high of 409 GWh in 2020 and a record low of 367 GWh in 2021. Pampa was the operator with a 50% direct equity stake. However, on August 12, 2022, the Company acquired the remaining 50%, becoming the sole shareholder of Greenwind, a company whose only asset is PEMC.

PEPE II is located next to PEMC. It comprises 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and an approximate 120-meter hub height, with an approximate 56% load factor of P50. It has an installed capacity of 53 MW, representing 0.1% of Argentina’s installed capacity. It was commissioned in May 2019. From 2020, its historical average annual generation was 217 GWh.

PEPE III and PEPE IV are located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. PEPE III is PEPE II’s twin wind farm with a 63% load factor of P50. As of 2020, its historical average annual generation was 249 GWh. Four 18 V-150 Vestas wind turbines (4.5 MW each) were commissioned on December 29, 2022. Other four turbines were commissioned on February 25, 2023, totaling 36 MW. Each wind turbine has a 105-meter hub height, with a 63% load factor of P50. Full commissioning (+45 MW) is expected for the second quarter of 2023.

PEPE II and PEPE III are registered to issue IREC certificates.

PEA is located on provincial route No. 9, 90 km from the City of La Rioja, Province of La Rioja. The wind farm, acquired by Pampa Energía on December 16, 2022, comprises 38 Siemens Gamesa G-114 wind turbines, each with a 2.625 MW power capacity and an 80-meter hub height, with a 43% net load factor of P50. Therefore, its installed capacity is 100 MW, representing 0.2% of Argentina’s installed capacity. PEA was commissioned in March 2020 and sells its energy to CAMMESA under the RenovAr program. Since 2020, its historical average annual generation has been 329 GWh.

Finally, in February 2023, Pampa announced a wind expansion project, PEPE VI, adjacent to PEMC and PEPE II, to add 94.5 MW of power capacity through 21 Vestas wind turbines of 4.5 MW each, with commissioning being estimated for the third quarter of 2024.

Thermal generation

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant, with the addition in September 2008 of a GE gas-fired turbo generator unit of 100 MW, totaling 361 MW, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2022, its average annual generation was 1,609 GWh, with a record high of 1,903 GWh in 1996 and a record low of 225 GWh in 2022.

Also, in the north of the Province of Salta, CTP is located in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Its construction started in early 2008 and finished in 2010; it has 30 MW consisting of ten GE Jenbacher JGS 620 gas-fired engines, equivalent to 0.1% of Argentina’s installed capacity. From 2011 to 2022, its average annual generation was 104 GWh, with a record high of 156 GWh registered in 2017 and a record low of 52 GWh registered in 2022.

In the south of the Province of Neuquén, CTLL is located at Loma de la Lata, in the proximity of one of the largest gas fields in Latin America, which holds the same name. The plant was built in 1994. It consists of 3 GT with an installed capacity of 375 MW, a 180 MW Siemens ST installed in 2011 for its closing to CC —whose capacity was increased in January 2018—, a 105 MW GE aero-derivative GT installed in May 2016, and the incorporation of a 105 MW GE GT in August 2017 and 15 MW from MAN gas engines in August 2021. Therefore, CTLL’s total capacity is 780 MW, representing 1.8% of Argentina’s installed capacity. From 1997 to 2022, the average annual generation was 2,309 GWh, with a record high of 5,103 GWh in 2022 and a record low of 272 GWh in 2002.

Pampa Energía ● 2022 Annual Report ● 60

Pampa operates six CT in the Province of Buenos Aires. Three of them are near the City of Bahía Blanca: CPB, in the port of Ingeniero White, consists of 2 STs with a 310 MW capacity each, totaling 620 MW, equivalent to 1.4% of Argentina’s power capacity. The boilers can be fed with FO or gas. Gas is supplied through a proprietary 22-km gas pipeline operated and maintained by CPB and connecting with TGS’s main gas pipeline system. Furthermore, CPB has two 60,000 m3 tanks for FO storage. From 1997 to 2022, its average annual generation was 1,893 GWh, with a generation record high of 3,434 GWh in 2011 and a record low of 189 GWh in 2002.

Located adjacent to CPB, CTIW consists of 6 dual-fuel (natural gas or FO) Wärtsilä engines, with 100 MW installed power capacity, representing 0.2% of Argentine installed capacity. The engines are highly efficient, with a 46% performance rate. The plant is interconnected to the 132 kV grid through a Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities and natural gas through CPB’s internal facilities. Since 2018, its historical average annual generation was 285 GWh, with a generation record high of 312 GWh in 2019 and a record low of 229 GWh in 2020.

Moreover, EcoEnergía, located on the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. Commissioned in 2011, it comprises a 14 MW ST and sells electricity in the Energía Plus market. From 2012 to 2022, EcoEnergía’s historical average annual generation amounted to 91 GWh, with a generation record high of 108 GWh in 2018 and a record low of 72 GWh in 2020.

Other two CTs in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in the district of Marcos Paz, has a strategic location since it is just one km from the Ezeiza transforming station, a WEM reference node for the supply of electricity to the country’s highest demand area. CTGEBA began operating in 1999 and has two CC, one with 684 MW, consisting of two 223 MW GT each, and a 239 MW ST, repowered in October 2020. The second CC consists of a GT with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another GT of 188 MW installed in 2019, and the 199 MW ST commissioned on July 2, 2020, completing the expansion project started in 2017. CTGEBA is one of the largest CTs in the country, with a total installed capacity of 1,253 MW, representing 2.9% of Argentina’s installed capacity. From 2000 to 2022, its historical average annual generation was 5,196 GWh, with a generation record high of 8,594 GWh in 2021 and a record low of 3,438 GWh in 2001.

Furthermore, CTPP is in Northern Greater Buenos Aires, in the Pilar Industrial Complex, district of Pilar. The plant consists of 6 Wärtsilä engines with an approximate 43% efficiency. It has a total 100 MW capacity and may indistinctly consume FO stored in its own tanks or natural gas supplied through a dedicated gas pipeline connected with TGN’s main gas pipeline. The energy is evacuated through a 132 kV line connected to the Pilar substation. From 2018 to 2022, its historical average annual generation was 235 GWh, with a generation record high of 321 GWh in 2022 and a record low of 168 GWh in 2019.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada city, Greater La Plata. As of the closing of 2022, it was composed of two Siemens GT commissioned in 2012 for 567 MW, representing 1.3% of Argentina’s installed capacity. This CT may consume natural gas or GO and has two storage tanks with a combined capacity of 45,000 m3. On February 22, 2023, up to 260 MW from Siemens ST were commissioned for the closing to CC, reaching a total capacity of 827 MW. From 2013 to 2022, CTEB’s historical average annual generation amounted to 1,254 GWh, with a generation record high of 2,093 GWh in 2016 and a record low of 255 GWh in 2020. Pampa operates CTEB until July 2023, alternating its operation with YPF for 4-year terms, and has a 50% equity stake in CTBSA, a company whose only asset is CTEB.

Pampa Energía ● 2022 Annual Report ● 61

Current expansions

Project	MW	Marketing	Currency	Awarded price			Investment in US$ million[1]	Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh
Thermal
CTEB[2]	260	10-year PPA	US$	23,962	10.5	43	253	Feb-22-2023
Renewable
PEPE IV	63[3]	MAT ER	US$	na	na	58[4]	128	Q2 2023
PEPE VI	94.5	MAT ER	US$	na	na	62[4]	186	Q3 2024

Note: As of December 31, 2022. 1 Estimated amounts without VAT. 2 Pampa has a 50% stake. 3 Out of 81 MW, 18 MW were commissioned on December 29, 2022. Besides, 18 MW more were commissioned on February 25, 2023. 4 Estimated average.

8.2       Oil and gas[22]

Pampa is one of Argentina's leading hydrocarbon E&P companies, with a presence in the country’s major oil basins, from which it obtains natural gas and oil. In 2022, investments in this segment amounted to US$323 million, with a 52% increase compared to 2021, mainly explained by commitments under Plan Gas.Ar and exports to Chile.

The following table summarizes E&P’s main technical indicators:

	2021	2022
Technical information
Number of productive wells in Argentina	884	895
Average gas production in Argentina (thousand m3/day)	8,004	9,811
Average oil production in Argentina (thousand bbl/day)	4.7	5.3
Average total production in Argentina (thousand bbl/day)	51.8	63.1

The following table summarizes Pampa’s blocks:

22 For further information, see sections 6.1 and 7.2 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 62

Note: Production at our ownership. 1 Province of Río Negro. 2 Province of Neuquén. 3 It does not include the Vaca Muerta formation. 4 Over nine wells. Divestment agreement on January 1, 2023. 5 Over 13 wells. 6 It includes San Antonio Sur, which expired in 2023, and Aguaragüe, which expired in 2027. On February 3, 2023, an extension was agreed upon for the whole block until 2034. The applicable Provincial Executive Order is pending issuance. 7 Under extension process. 8 Relinquished on January 4, 2023. 9 Under the transfer process to GyP (exploration permit holder).

Production

Our E&P segment’s production in Argentina reached an average of 63.1 kboe per day in 2022, 92% corresponding to gas and 8% to oil. Its monthly evolution is detailed below:

E&P segment’s production

In kboe/day

Source: Pampa.

Pampa Energía ● 2022 Annual Report ● 63

In furtherance of our commitment under Plan Gas.Ar, 64 wells were drilled (36 gas and 28 oil), and 66 wells were completed (35 gas and 31 oil) in 2022.

Gas production at our ownership was 23% higher than in 2021 (+7% nationwide), reaching 9.8 million m3/day. This significant increase was supported by El Mangrullo, Río Neuquén and Sierra Chata (+2.0 million m3/day year-on-year variation), which represent 94% of our total gas production.

In particular, El Mangrullo achieved a 28% year-on-year growth based on an aggressive drilling campaign and an increased evacuation capacity. This block represents 72% of total production and, in 2022, reached a production level of 7.1 million m3/day, with a record high of 9 million m3/day in the winter of the same year.

Pampa participated and was awarded in all Plan Gas.Ar’s rounds in the Neuquina Basin. Each round’s conditions for Pampa are detailed below:

Round	Delivery format	Volume in million m3/day	Price in US$/MBTU	Period
1° and 4.1°	Annual fixed	4.90[1]	3.60[2]	2021 – 2028
1°	Winter	1.00	4.68	May-Sep (2021 – 2024)
2°	Winter	0.70; 0.90; 1.0; 1.0; 0.86	4.68	Jun; Jul; Aug; Sep (2021); May-Sep (2022 – 2024)
3° and 4.1°	Annual fixed	2.00	3.347[2]	May 2022 – Dec 2028
4.2°	Annual fixed	4.80	3.485[2]	Jul 2023 – Dec 2028

Note: 1 The total commitment from May 2021 is 7 million m3/day. Out of this, 4.9 are billed under Plan Gas.Ar and the balance is sold on the market. 2 1.25 adjustment factor in the winter and 0.82 for the rest of the year.

Oil production at our ownership reached 5.3 kbbl/day, 14% higher than in 2021, mainly due to improved domestic prices, especially at the following blocks: El Tordillo, Gobernador Ayala and Río Neuquén (+0.4 kbbl/day).

Moreover, in 2022 Pampa managed to keep its role as a crude oil exporter, representing 21% of production, compared to 26% and 33% in 2021 and 2020, respectively. In 2022, 8 crude oil shipments (Medanito and Escalante oil) were exported, totaling about 400 thousand oil barrels, mainly destined for the United States and Chile. Notably, 52% of the 2022 Medanito crude oil production was exported.

Capacity expansion and all-time-high natural gas production at El Mangrullo

In line with our production commitment under Plan Gas.Ar and El Mangrullo’s exceptional productivity, on July 30, 2022, we reached a record 8.8 million m3/day production in this block, doubling 2020’s average production.

El Mangrullo block is the third largest producer in the Neuquina Basin, with a surface of almost 200 km2 and access to tight (Mulichinco and Agrio) y shale (Vaca Muerta) formations. Pampa operates and holds a 100% working interest in the exploration and exploitation concession until 2053.

In 2022, this block’s processing capacity was expanded in three stages, reaching a maximum of 13.6 million m3/day.

Pampa Energía ● 2022 Annual Report ● 64

Gas export authorization

Pampa was also cleared to export gas to Chile on a firm basis for the following maximum volumes:

Period	Volume in million m3 per day
October 2021 – April 2022	1.5
January – April 2022	1.22
October 2022 – April 2023	1.5
May – June 2023	1.31

Moreover, Pampa holds permits to export gas to Chile, Brazil and Uruguay on an interruptible basis.

Exploration activities

In 2022, two wells were drilled and completed at Gobernador Ayala, and a well was completed at Río Neuquén, testing 350 thousand m3/day of gas and 80 m3/day of oil.

Besides, on November 2, 2022, Río Atuel’s exploration permit was extended until August 31, 2023, and Las Tacanas Norte’s exploration permit was terminated on January 4, 2023. Additionally, Parva Negra Este’s exploration permit expansion and Borde del Limay and Los Vértices blocks’ transfer to GyP are underway.

Reserves

Pampa estimates its reserves at least once a year. Proven reserves are estimated by the Company’s geologists and reservoir engineers. Reserve engineering is a subjective process consisting of estimating underground accumulations of hydrocarbons that cannot be precisely measured; this process depends on the available information’s quality, engineering, geological interpretation and judgment. Accordingly, reserves estimate and future production profiles often differ from ultimately hydrocarbon recovered quantities. The validity of estimates largely depends on the underlying assumptions. Such reserve estimates were prepared according to the Modernization of Oil and Gas Reporting Presentation rules issued by the SEC.

Gaffney Cline & Associates, international technical consultants, conducted an independent assessment of our reserves, auditing 97% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes subject to their independent technical assessment are reasonable.

On December 31, 2022, Pampa’s proven P1 reserves amounted to 179 million boe, 14% higher than volumes recorded as of December 31, 2021. Considering production levels and the 2022 incorporations, the reserve-replacement ratio was 2.0, and the average life obtained was approximately 8.0 years. Moreover, out of P1 reserves, as of the closing of the fiscal year 2022, 94% were for natural gas and 6% for oil. Finally, it is worth noting that 24% of P1 reserves correspond to shale, mainly in El Mangrullo and Sierra Chata (vs. 9% in 2021).

Proven reserves (P1) in Argentina	Crude oil, condensed and NGL in kb	Natural gas, in million m3	Total, in million boe	% Gas
Proven developed (P1-D)	7,722	17,373	110	93%
Proven undeveloped (P1-U)	3,214	11,241	69	95%
Total as of December 31, 2022	10,937	28,614	179	94%

Total as of December 31, 2021	12,625	24,538	157	92%

Pampa Energía ● 2022 Annual Report ● 65

Estimated reserves in Argentina are shown before the deduction of royalty payments since they have characteristics similar to taxes on production and, therefore, are treated as operating costs. The composition and evolution of Pampa’s proven reserves as of December 31, 2022, both developed and undeveloped, are detailed below:

Pampa’s total proven reserves As of December 31, 2022 100% = 179 million boe	Evolution of Pampa’s certified proven reserves In million boe

Hydrocarbon transportation[23]

OldelVal

As of December 31, 2022, Pampa holds a 2.1% direct interest in OldelVal. OldelVal operates the main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, evacuating the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and supplying the Plaza Huincul and Luján de Cuyo distilleries located in the pipeline’s area of influence.

In 2022, the total transported volume was 47,583 m3/day, equivalent to 109.2 million bbl, 38% higher than the 2021 volume. Oil transportation from Allen to Puerto Rosales reached 39,926 m3/day on average, and transportation to the refineries located in the provinces of Neuquén and Mendoza totaled an average of 2,231 m3 and 5,426 m3/day, respectively. By the end of 2022, this tranche’s transportation capacity was 34,560 m3 /day without friction-reducing agents and 43,000 m3 /day with friction-reducing agents.

Given the production growth in the Neuquina Basin, OldelVal launched the Duplicar expansion project, consisting of 525 km of pipelines throughout three provinces: Río Negro, La Pampa and Buenos Aires, and a new terminal station in Puerto Rosales. This project requires an approximate US$1,180 million investment, and works, divided into two stages, are expected to take 22 months. The domestic capital market financed the project. In December 2022, OldelVal executed contracts with producers under the Ship or Pay modality for the newly available capacity.

23 For further information, see section 6.2 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 66

Finally, on December 20, 2022, OldelVal entered into a 10-year operation and maintenance services agreement for a 16-inch diameter, 103-km long pipeline from the Sierras Blancas field —located at San Patricio del Chañar, Province of Neuquén— to the pumping station at Allen —Province of Río Negro— with the private consortium made up by Shell Argentina S.A., Pan American Energy S.L., Argentina Branch, and Pluspetrol S.A.

8.3       Petrochemicals

The petrochemicals segment takes part in Pampa’s vertical integration with gas operations. The Company’s goal is to maintain its position in the styrene market and maximize its assets’ production value chain, which covers a wide range of products, such as octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polystyrene for the domestic and foreign markets.

The petrochemicals market where Pampa competes is influenced by global supply and demand, which substantially impacts our results. Pampa is the only producer of monomer styrene, polystyrene, and elastomers in Argentina and the only integrated producer of goods ranging from oil and natural gas to plastics. As part of its efforts to integrate operations, it uses an important volume of its benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division comprises the Puerto General San Martín (PGSM) integrated petrochemical complex in the Province of Santa Fe. This complex has an annual production capacity of 50 kton of gases (LPG, which is used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethylbenzene and 31 kton of ethylene. This segment also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 kton. As of December 31, 2022, Pampa’s estimated share in the Argentine styrene, polystyrene, and rubber markets amounted to 100%, 94%, and 94%, respectively.

It is worth highlighting that exports in this segment are subject to an export duty which, under PEN Executive Order No. 1060/20, is 4.5% as of 2021 for most of its products (styrene, polystyrene, SBR and toluene), whereas for others such as naphthas, aromatics and solvents’ export duties established by PEN Executive Order No. 488/20 remain in effect (8% throughout 2022).

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The following table shows the petrochemicals division’s main indicators for the fiscal years ended December 31, 2021, and 2022:

	2021	2022
Technical information
Revenues (in kton):
Styrene (incl. propylene)	57	55
SBR	49	46
Polystyrene	58	58
Others	254	262
Sales destination*
Argentina	63%	69%
Abroad	37%	31%

Note: *Percentage calculated from sales in the FS.

Styrene’s division

In 2022, the monomer styrene sales volume totaled 47 kton, 4% lower than in 2021, mainly due to a 33% decrease in exports, offset by domestic market stability. Propylene sales volumes reached 8 kton, in line with 2021. The polystyrene sales volume was 58 kton, 1% higher compared to 2021, with a 13% increase in domestic sales but a 33% decrease in exports, mainly to Chile. Finally, in 2022 Pampa sold 46 kton of SBR, a figure 7% lower than in 2021, with a 6% decrease in domestic sales and an 8% increase in exports, mainly to Brazil.

Gasoline reforming division

During 2022, sales of the Reforming division increased by 3% compared to 2021 due to the 9% increase in the octane bases and gasoline volume to 216 kton, thanks to domestic sales associated with the fuel consumption recovery. It is worth highlighting that in 2022, 16 thousand ton of bases and naphthas were dispatched as toll processing, which is not recorded as volume sold. This effect was partly offset by a 22% decrease in hexane, paraffin solvents and aromatics volumes sold to oil companies to 35 kton. The stock surplus was tapped to improve the formulation of octane bases. In 2022, propellant sales totaled 11 kton, experiencing a 7% increase against 2021, associated with the higher processing of raw gasoline.

8.4       Other businesses

Transener[24]

Transener is the leading company in Argentina's utility service of high voltage electric energy transmission. It holds a concession over 14,926 km of transmission lines and 60 transforming stations, directly operating 86% of the country’s high-voltage lines. In turn, its subsidiary Transba has a concession of over 6,771 km of transmission lines and 110 transforming stations, making up the Main Distribution Transmission System of the Province of Buenos Aires.

24 For further information, see sections 5.2 and 7.4 of this Annual Report.

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The following table summarizes Transener’s most relevant technical and financial indicators:

	2021	2022
Technical information
Transener transmission lines (Km)	14,648	14,926
Transba transmission lines (Km)	6,766	6,771

Financial information, in million AR$*
Revenues	33,766	31,545
Fiscal year’s results, attributable to the company’s shareholders	(2,548)	1,710
Assets	109,551	108,313
Liabilities	31,926	29,298
Shareholders’ equity	77,625	79,015

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2022.

Operation and maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, is subject to significant load conditions year after year. As a result, a new record-breaking demand for power capacity was registered on December 6, 2022, reaching 28,283 MW, 4% higher than the maximum peak recorded in 2021.

Despite the significant number of power grid requests in 2022, service quality has been wholly acceptable for the values required from a company like Transener, ending the year with a rate of 0.19 failures per each 100 km-line, consistent with international parameters accepted for companies that operate and maintain extra high voltage transmission systems. The following chart shows the evolution of the failure rate for the service provided:

Failure rate

Rate per each 100 km of lines

Source: Transener.

Pampa Energía ● 2022 Annual Report ● 69

Investments

In 2022, Transener invested AR$3,126 million in nominal currency and AR$4,087 million in constant currency. The following chart illustrates the annual distribution:

Transener’s annual investments

In million AR$, 1999 - 2022

Note: Figures in nominal terms. Source: Transener.

Business development

Engineering services –works

Regarding power grid expansion works, Transener has focused its activity on those where it has competitive advantages, prioritizing the works to be executed on the 500 kV and 132 kV systems.

During 2022, the company continued supporting renewable energy generation works related to supplementary services to implement power generation and demand monitoring systems (Automatic Export Demand and Generation Disconnection System and Real-Time Operation System -SOTR) and transforming stations’ engineering. Transener’s expertise has been a key factor for customers to entrust it with the execution of critical works. Among the most important projects, we can mention the ADSS (All-Dielectric-Self-Supporting) cable laid between González Chávez – Chillar – Olavarría transforming station, engineering and connection supplies, and engineering services for the transforming station and connection of Parque Eólico Vientos Olavarría.

As these works were performed, the company continued supplying power equipment from the collector wire system to remote sites for communication systems related to third-party fiber optic leases.

Power transmission-related services

The operation, maintenance, and other services, such as specific testing hired by private customers owning transmission facilities for private and public use (independent transporters and international transporters), have been provided since the creation of Transener.

The works performed by Transener include the replacement of bushings, the performance of oil analyses, diagnostic trials, fiber optic repairs, FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation and maintenance of lines and equipment in transforming stations, among others.

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All service agreements maintained actual values for Transener’s remuneration. Since its commencement, most contracts have been uninterruptedly renewed, confirming its service quality and customer satisfaction levels.

Communications

In 2022, Transener continued providing infrastructure services to several communication companies, including assigning dark fiber optics over its system (IV Line) and renting space in microwave stations and their antenna-supporting structures. The growing demand from communication companies has allowed for a significant revenue increase in volume and better prices. Moreover, Transener continued providing support services for WEM agents’ operational communications and data transmission.

TGS[25]

TGS is the country’s most important gas transportation company and operates the largest pipeline system in Latin America. It is also a leading company in producing and commercializing NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area. Since 1998, it has also landed in telecommunications through its controlled company Telcosur. As of December 31, 2022, Pampa holds a 29.3% interest in TGS. The following table summarizes TGS’s main technical and financial indicators:

	2021	2022
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	82.6	83.0
Average delivery (in million m3 per day)	68.3	68.6
Production and commercialization of liquids
Total liquids production (in kton)	1,120	1,123
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0
Financial information, in million AR$*
Revenues	173,320	164,525
Fiscal year’s results, attributable to the company’s shareholders	40,772	32,318
Assets	405,520	412,092
Liabilities	170,614	144,868
Shareholders’ equity	234,906	267,224

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2022.

25 For further information, see sections 6.2 and 7.4 of this Annual Report.

Pampa Energía ● 2022 Annual Report ● 71

Description of business segments

Regulated segment: gas transportation

Revenues from this segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for regardless of its actual use. Besides, TGS provides an interruptible service, where natural gas transportation is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created for such effects. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unchanged from its creation in 2005 until its first update in May 2015.

In constant terms, as of December 31, 2022, annual revenues from this segment amounted to AR$40,643 million in 2022, representing 25% of TGS’s total revenues and evidencing a 15% decrease compared to 2021. Although a 60% increase to April’s 2019 tariff scheme has been in effect since March 2022, it has failed to offset the inflation evolution.

It is worth recalling that in 2022 transportation contracts on a firm basis represented 84% of revenues from sales in this segment (vs. 81% in 2021). As of December 31, 2022, the total capacity hired on a firm basis amounted to 83.1 million m3/day, with a weighted average life of 11 years. In 2022, the natural gas daily average injection into the system operated by TGS amounted to 68.6 million m3/day, a volume slightly lower than in 2021. Notably, the Neuquina Basin’s contribution increased by 13% compared to 2021, whereas the Austral Basin’s experienced an 11% decrease. In this scenario, TGS’s gas pipeline system was reasonably responsive to meet demand needs.

Additionally, it is worth highlighting that in 2022, 148 new contracts were executed, 57 for interruptible transportation services and 91 for exchange and displacement services.

Non-regulated segment: production and commercialization of natural gas liquids

Unlike the gas transportation business, the production and commercialization of liquids are not regulated by ENARGAS. In 2022, this segment’s revenues accounted for 63% of TGS’s total revenues, amounting to AR$104,215 million, 4% lower in real terms than in 2021. This decrease is mainly explained by the impact of inflation higher than the AR$ devaluation and lower sold butane and ethane volumes. However, these effects were partly offset by increased international reference prices, higher natural gas and propane dispatched volumes.

Liquids production and commercialization activities are conducted at the Cerri Complex, located close to the City of Bahía Blanca, supplied by all TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this complex. TGS sells liquids to both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. In the foreign market, these products and natural gasoline are sold at international reference prices. Moreover, ethane is sold to Polisur at a price agreed between the parties.

Sales of liquids by destination market In kton, 2018-2022 Source: TGS.

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In 2022, total sales volumes reached 1,129,004 ton, similar to 2021, 35% of which were destined for exports. Out of the total sales destined for the domestic market, 80% were made at US$-denominated prices or with a US$-based adjustment clause.

Regarding the foreign market, in 2022, average sales prices for natural gasoline, butane, and propane did not experience significant variations vs. 2021.

It should be noted that PEN Executive Order No. 488/20 set an export duty on liquids, among other products, of 8% in 2022. On the other hand, besides seaborne exports, TGS makes inland exports to neighboring countries. Although their volumes are lower than those conducted by sea, they allow TGS to capitalize on a higher operating margin. In 2022 and 2021, propane and butane overseas deliveries were made in the spot market, seizing opportunities related to different market niches and enabling a considerable increase in fixed rewards. In 2022, natural gasoline was only sold through contracts, whereas in 2021, it was sold through term contracts and spot transactions.

Regarding the domestic market, TGS continued participating in the Household Gas Bottles Program and the Propane for Grids Agreement in 2022. Prices are regulated by a set of Res., provisions and agreements. Participation in these programs forces TGS to sell at prices ostensibly lower than market prices. Moreover, participation in this program requires the Federal Government to reimburse TGS an economic compensation denominated in AR$, which is currently collected with delays. Outside these programs, TGS sold 163,625 ton of propane and 13,338 ton of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant and automotive markets.

Moreover, in 2022, TGS continued selling ethane under the long-term agreement executed with Polisur in September 2018. This agreement has improvements in the ToP clause (to be met annually), stipulated in 2020, guaranteeing TGS a gradual increase in sales volumes over the first five years of the contract. In the fiscal year 2022, there was a mild decrease in the volume of ethane sold to Polisur, reaching 329,232 ton, slightly lower than the 353,078 ton sold in 2021 due to the customer’s lack of capacity.

NGL foreign market sales Per product, in kton, 2018-2022	NGL domestic market sales Per product, in kton, 2018-2022

Source: TGS.

Furthermore, in 2022, TGS continued effectively rendering logistic services at the Puerto Galván facilities, selling LPG by inland transport, dispatching approximately 16,156 trucks (372,813 ton) of its products, vs. about 17,348 trucks (410,029 ton) recorded in the fiscal year 2021.

Additionally, in May 2021, an LPG dispatch service contract was executed with Compañía Mega S.A. for loading tankers in case they cannot use their dock, effective until December 2023.

Regarding US$-denominated prices for natural gas acquired as PTR (plant thermal reduction) for processing at the Cerri Complex, a 29% increase was recorded compared to 2021 due to Plan Gas.Ar’s impact. However, Plan Gas.Ar allowed for increasing natural gas production, also supporting the liquids business.

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Non-regulated segment: other services

ENARGAS does not regulate the other services segment. TGS provides midstream services, mainly treatment, impurity separation and gas compression. These services may also include gas extraction and transportation in fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

This segment represented 12% of TGS’s total 2022 revenues, experiencing a 15% increase in real terms vs. 2021. This increase was mainly due to higher gas transportation and conditioning services at Vaca Muerta and increased gas compression and treatment services, partially offset by the impact of inflation outpacing the AR$ devaluation.

The 150-km long gathering gas pipeline in the Vaca Muerta formation has a 60 million m3/day transportation capacity, and the Tratayén plant has a 7.8 million m3/day conditioning capacity as of the end of 2022. Moreover, to face the flow increase, the following projects are underway: (i) two gas conditioning modular plants with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower, scheduled for commissioning in the second quarter of 2023, with a total US$32 million investment; (ii) two conditioning plants with a capacity of 6.6 million m3/day, expected to be commissioned in December 2023 and mid-2024, with a total US$270 million investment; and (iii) a 32-km extension of the gathering pipeline’s northern tranche (Los Toldos I Sur – El Trapial), with a 17 million m3/day transportation capacity and an estimated US$60 million investment, scheduled for commissioning in June 2023.

Finally, regarding telecommunication services, Telcosur, a company controlled by TGS, executed new agreements to increase the sales capacity and consolidate TGS’s operations in 2022.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company, under a 95-year concession expiring in 2088. Enecor subcontracts Transener, which operates and maintains 21 km of 132 kV double-triad lines from the Paso de la Patria transforming station in the Province of Corrientes.

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9.	Human resources

From Pampa’s Human Resources team, we seek to contribute by adding value through proximity to operations and businesses. Guided by our values, our management axes focus on enhancing talent attraction and development and promoting Pampa’s culture, a positive work environment and 360° communication. We also strive to develop processes with efficiency and a focus on continuous improvement, leveraging digitalization for a simpler and swifter employer experience.

9.1       Recruitment and selection

To cover vacant positions in our assets and corporate areas, we look for dynamic profiles representing our teamwork culture, the search for excellence, adaptability and commitment. In 2022, we incorporated the SuccessFactors Recruitment module to improve the candidate experience in the Company’s internal searches. We actively developed the LinkedIn channel, managing to cover 80% of internal searches through this network.

Moreover, jointly with the Foundation, we organized group interviews so that about-to-graduate scholarship grantees may experience an employment process and strengthen critical labor placement skills. More than 80 grantees participated in the interviews in Buenos Aires, Neuquén and Bahía Blanca, and some finally joined the Company.

9.2       Internships

In 2022, we continued with our internship program, incorporating young profiles —students from different backgrounds— into several areas of the Company: Risks, Foundation, Investor Relations, E&P, Power Generation, and others. Out of 33 interns, 11 continue being active in the Company.

9.3       Planning of human resources

Our human capital management processes, policies and practices are geared at developing individual and team talent to maximize organizational skills.

We believe in leadership as the cornerstone to promote a collaborative work culture, with a constant search for opportunities and challenges to enhance businesses and achieve established goals.

9.4       Compensation

Our policy on compensation is based on ensuring external competitiveness and maintaining in-house equality. Therefore, we have performed permanent monitoring, working with market surveys to adjust our compensation and wage structure for employees not subject to collective bargaining. Moreover, labor negotiations were held with different unions representing employees under the different applicable frameworks.

9.5       Relations with unions

Pampa develops activities in different industry branches; therefore, it has permanent contact with unions from its activities. Over time, we have succeeded in developing bonds based on permanent dialog, respect and transparency, which are the foundation for building long-lasting relationships, enabling the search for common interests.

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During 2022, multiple labor negotiations have been conducted, more frequently than in previous years, accompanying inflation to restore the purchasing power of salaries, resulting in shorter-period agreements. Labor negotiations with different unions have been conducted at the company, regional, and/or activity levels.

Moreover, we have actively participated in business chambers associated with our activities, making up different negotiation committees. As for our subsidiaries, we have permanently monitored the evolution of relationships with unions and the development of wage and conventional negotiations.

9.6       Management of personnel

The main goal continues to be the search for new technological tools allowing for processes’ optimization and digitalization, prompt access to information and enhanced control tasks.

In 2022, we focused on digitalization, including the digital signature under Pampa’s new Code of Conduct. We also continued employees’ self-management development to reduce manual upload, adjusting certain functions at CTGEBA, CPB and CTG.

Besides, for maximized staff data management and efficiency, we began a payroll outsourcing process, reviewed the onboarding process for new employees, and defined a unique digital signature and file platform, to be implemented throughout 2023.

9.7       Training and development

To support our teammates’ development, in 2022 we continued investing mainly in technical training, businesses, digital transformation and leadership through hybrid programs (on-site and/or virtual):

•	Training Programs: virtual and on-site workshops on soft and technical skills, such as Data Storytelling, high-impact presentations, what I have to learn and unlearn about my profile, how to unlock beliefs to boost my profile, and digital transformation;
•	Leadership Development programs: we conducted four programs on digital transformation for directors, managers and heads to support them in their roles’ challenges at each stage of their careers. Some of the topics were: digital transformation, management of high-performing teams, induction to leadership and supervisors’ development program;
•	We have supported Master’s Degrees and Specializations academic training, organized technical training courses in all businesses and corporate areas, and continued offering English language training, accompanying around 100 teammates;
•	Getting to Know our Businesses program: in 2022, we incorporated the Company’s financial perspective and a 360° virtual tour of PGSM, besides resuming on-site visits to CTGEBA after the pandemic; in this way, we continued providing a comprehensive view of our operations through conversation spaces with Company leaders, a customized business simulator, 360° on-site and virtual visits to plants, and e-learning courses;
•	We added new digital content to our Virtual Campus, such as cybersecurity, asset assurance, health and well-being, and technical training on the Power Generation and E&P businesses;
•	At Pampa, we encourage internal development: in 2022, we had 158 internal staff movements, including promotions, lateral transfers and area changes, among others.

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9.8       Internal communications, working environment, well-being and culture

Pampa’s culture is based on an integrated, professional, agile model that articulates diversity and integrates our values, practices, and objectives. In 2022, we continued promoting proximity with Company members through communication, well-being and recognition. The main initiatives conducted were the following:

•	We have expanded benefits for university education, remote working for parents, an annual additional remote working week, a graduation gift and preferential discount offerings through alliances with consumer brands;
•	Plurales, a diversity and inclusion program: in 2022, we organized an awareness-raising talk as part of Women’s Day and three visits to the Holocaust Museum with Company members and their families;
•	Under the Un Aplauso program, we have provided recognition to our teammates, underscoring Pampa Attitudes, for the fourth consecutive year;
•	We implemented the 3rd Work Environment Survey to measure people’s commitment and motivation, reaching record 87% participation and 94% satisfaction levels, and have accompanied them in result-based action plans;
•	We created the #MODOPAMPA concept to transmit and strengthen cultural initiatives promoting inter-team relationships and the sense of belonging to the Company, such as after-office meetings, sports activities, meetings with family members and end-of-year parties;
•	We continued organizing teammates’ meetings with Pampa’s CEO to discuss our businesses and challenges in a friendly environment, with 45 attendants in 6 events;
•	We have launched Meetings with New Energies: four meetings were organized with 28 new employees to share a space with the Human Resources director and communicate topics related to Pampa’s culture; and
•	During the Football World Cup, and to develop an activity integrating the different assets, we launched the Prode Viví Pampa Mundial sports bet, shared live matches and launched a photo contest.

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10.	Community and Pampa Energía Foundation

Pampa’s social investment actions and programs are part of a strategic model for establishing relationships with our stakeholders led jointly with the Pampa Foundation. With a solid commitment to society, we develop programs oriented towards improving individuals’ quality of life and strengthening the institutions in the communities where we operate, thus promoting inclusion.

To support the development of the community and set clear, measurable, and assessable goals and intervention modalities, we have framed our social investment strategy on three axes:

•	Education: an essential element for individuals’ growth and autonomy and a necessary condition to access professional and work training;
•	Employment: a driver for the effective development of individuals in the short term and communities in the medium and long term; and
•	Social inclusion: a trend of bringing opportunities and resources so individuals can actively participate in social, environmental, cultural and economic activities in their communities.

We are committed to managing our business’s economic, social and environmental impacts through our social investment and employees’ voluntary support. We intend to contribute to the SDG, especially: SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We rely on the background and importance of the efforts of social organizations and public bodies. Therefore, we have partnered with them to develop social investment initiatives. SDG 17 (partnerships for the goals) crosscuts all our initiatives, using our complete knowledge towards an equitable and committed society.

In 2022, our Accompaniment in Educational Paths Program was recognized by the CEADS under the Connecting Companies with the SDG program, thanks to four submitted initiatives contributing to SDG 4 and 7. Moreover, we were invited to participate in the 1st international forum on social inclusion, Road to Wellbeing, called by the Secretariat of Government of the City of Mendoza at the Social Leadership panel, focused on educational reinforcement from the corporate social responsibility standpoint.

10.1       Education and labor placement training

We believe education is the key to development and social and labor market inclusion, strengthening knowledge to expand horizons. Therefore, we seek equal opportunities for children and young people in vulnerable situations.

Accompaniment in educational paths

At Pampa, we seek to support the completion of technical secondary education studies and the entry into university and college of teenagers living in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Young people participating in the program receive financial assistance, personalized support, training and educational trips. In addition, our scholarship grantees can get acquainted with formal work environments and perform activities to envision future employment opportunities.

In 2022, we accompanied 1,546 students: 1,154 were in the last three years of technical secondary education, and 392 were university and college students. In addition, as of December 2022, 360 high school and 30 university students from courses associated with our businesses, mainly engineering, graduated from the program.

Moreover, together with IAPG, we invited 99 universities and 1,080 technical school scholarship grantees to participate in the Argentina Oil & Gas exhibitions in Buenos Aires and Patagonia to examine aspects of the oil and gas industry closely. We also called 125 students to participate in virtual courses offered at PERFIL’s e-learning platform, with extensive training content to advance their careers and endeavors, providing tools for professional life.

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At Pampa, we believe that the students' educational paths should also be considered with their environment in mind. In 2022, we provided tools to 1,187 teachers and school authorities, who implemented their learnings with at least 25,000 students. We have performed ten editions of Energy Researchers, an initiative seeking to develop the scientific spirit at the kindergarten and primary school levels, with the participation of 223 kindergarten and primary school teachers from 128 schools. Additionally, we offered Energy Efficiency courses to 34 teachers from 12 technical schools in Mendoza, Buenos Aires and Neuquén.

Regarding school authorities’ accompaniment, we continued strengthening the Pampa Foundation’s Schools Network: 27 technical schools and 130 educators participated in the different stages of the program. We also offered three open-to-the-public teacher training programs. In addition, more than 800 persons synchronously attended the ‘Dialogs for school transformation’ talks facilitated by leaders such as Diego Golombek, Rebeca Anijovich and Lila Pinto.

As part of our commitment to improving educational institutions, we contributed to schools, universities and training centers of the communities where we operate. In 2022, we invested AR$6 million in 14 educational institutions, mainly equipment and refurbishments.

Labor placement training

At Pampa, we conducted professionalizing practices, first-job workshops and training spaces for secondary, college and university students. They aim to consolidate, integrate and increase knowledge and capabilities, matching the students’ professional profile, thus promoting their employability. In 2022, we organized different experiences for 1,271 young students.

We continued fostering professional practices in the last years of technical schools. The number of students increased by 20% thanks to internal practices and partnerships with other entities. We developed a hybrid-format program in all of Pampa’s assets for 286 students from 27 technical schools, adding 15,937 theoretical and practical training hours, thanks to the support of 201 internal and external volunteers. We also allied with Siemens Foundation and 500RPM to offer professionalizing practices on renewable energies to 135 technical school students from Neuquén and Buenos Aires. At the Pampa Building, we conducted World of Work Approach Activities for 79 high-school students, who performed an average of 65 hours of practice and training in five Company areas.

Moreover, together with the Neuquén’s House of Government and in partnership with other companies, we organized the first employability workshops session for more than 250 students attending 6th year of secondary technical schools in the City of Neuquén. Besides, every year, together with the AcercaRSE group, we organized the ‘Employability meeting for technical schools’ for 420 students from Zárate, Campana and Lima.

At the university and college levels, and jointly with Pampa’s Human Resources team, we performed five sessions with mock group interviews and first-employment training for 83 students from Buenos Aires, Neuquén and Bahía Blanca participating in the university accompaniment program. Additionally, we facilitated supervised 200-hour professional practices and internships for 10 scholarship grantees from universities in Salta, Bahía Blanca and the City of Buenos Aires.

Lastly, we kept track of the 3 teams selected in the 2021 Youth Project to continue boosting their triple-impact innovation projects thanks to the prize, consisting of seed capital and professional counseling. One of the three teams participated in Mayma Latam’s impact program.

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10.2       Local assessment and development of community impact projects

Strategic alliances for community development

We understand Pampa’s relationship with its stakeholders is cross-cutting throughout the business. That is why in 2022, we implemented 29 action plans geared toward the community, suppliers and local governments. We also organized five workshops with more than 30 leaders, finding at least five cross-cutting indicators for the proposed plans’ evaluation and follow-up. Moreover, besides providing funding, we have accompanied 16 institutions nationwide for sustainable development at social responsibility boards and workgroups.

In 2022, the following were the most relevant:

Sustainable energy

As an energy company, we develop social projects facilitating access to it from renewable sources and energy efficiency optimization.

In the Province of Salta, since 2017, we have been working with Fundación Solar Inti in the Self-Construction of Eco-Stoves to develop autonomy and entrepreneurship among women from the guaraní indigenous community of Piriquenda. As a result, in 2022, we maintained the kitchens and stoves delivered in 2017 and 2020, and also added 20 new female beneficiaries, expanding the social, environmental and economic impact to 50 families.

Moreover, we developed the Energy Efficiency program for 11 teachers and 84 students from technical schools in Buenos Aires and Neuquén, who received a certificate as technical assistants for energy management, increasing their professional placement possibilities. Over three years, the program achieved 25% annual energy savings at homes, preventing 80 ton of CO2e emissions per year. At schools, an estimated 13,294 kWh consumption decrease and 7 ton of CO2 of greenhouse gas capture were achieved thanks to planting 10 trees per institution.

At CTGEBA, with 15 students and 5 teachers from local technical schools, we developed a social and educational project to manufacture and install a low-power 350 W Piggott wind turbine. The system will supply energy to School No. 4 of Marcos Paz, attended by 120 kids. We also performed maintenance works on two other units installed in Coronel Rosales’ rural schools together with 29 students and teachers from schools with a renewable energy orientation.

As regards solar energy, in partnership with Vivienda Digna, we completed the project to install solar water heaters in Derqui (Pilar, Buenos Aires). This experience, developed in 2020, allowed 40% electricity savings for 40 households. Furthermore, the project was presented to the National Congress during the debate on housing energy efficiency under the Home Labeling Bill.

Skills training and support to productive undertakings

We continued fostering productive activities and creating employment through courses on job skills for profiles associated with our business or demand in the community and supporting effective undertakings generating social and/or environmental benefits.

In Buenos Aires, 129 persons from Bahía Blanca graduated from the Good Job program, which seeks to improve employability for young people aged 18-35 without formal occupation. In Ensenada, 27 persons participated in two courses developed by UNLP’s school of professions.

In Salta, in partnership with the Ministry of Education and the Municipality of General Güemes, 39 students graduated from our 312-hour drywall construction assistant course.

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Searching for virtual alternatives, we continued offering Programming Inclusion in partnership with the Formar Foundation and Digital House. As a result, in Buenos Aires, 33 young people graduated as full stack web programming specialists, and in Neuquén, 26 young people are receiving a 10-month professionalizing training course in this skill highly demanded in the labor market.

Moreover, we granted scholarships to four Baccigalupo Foundation’s students so that they may graduate as sports assistants, accompanying labor placement for people with disabilities. Since 2016, we have granted scholarships to 28 students. In this sense, we continued providing supplies to the Accervil Protected Workshop, where 45 workers with motor disabilities manufacture different products.

Finally, we continued with the Responsible Inclusive Purchases program —included in the Company’s procurement procedure— to provide equal opportunities to suppliers integrating social development variables in their value chain and contributing to the local economy. In 2022, we incorporated the environmental aspect into the supplier selection matrix, performed two awareness-raising workshops in different Company areas and organized seven on-site and nine online fairs in Salta, Mendoza, Santa Fe, Neuquén and Buenos Aires, convening 35 social enterprises.

Enhancement of local organizations

We assist in improving organizations’ institutional management by contributing and supporting the projects they develop.

Since 2021, as of different community meetings held jointly with the Saberes Foundation under the Health Promoters program, we seek to empower leaders so that they may play a key role in detecting critical health issues. In 2022, we completed the second stage in training 40 female health promoters at Piquirenda, addressing topics associated with a healthy community, gender perspective and rights, childhood, adolescence and families.

Besides, we are founding partners of the Public-Private Lab, which aims to expedite the meeting of governments, the private sector and civil society to transform them into allies for development. This lab is currently being developed in 10 cities. Besides, in the City of Buenos Aires, we have joined the Social Economy Development Fund (Fondo de Desarrollo de Economía Social, FONDES) to boost private-sector investment toward financing productive alternatives in low-income neighborhoods, social economy enterprises and cooperatives.

10.3       Pampa’s volunteering program

At Pampa, we are convinced that our employees are our main asset and are responsible for creating shared value in and with the communities where we operate our assets. We currently have 10 active Volunteering Committees with 115 people. Committee members in each asset meet periodically to define activities, action plans and coordination with local strategic partners. In 2022, we fostered 27 actions with 1,707 volunteers, dedicating more than 5,500 hours to humanitarian activities.

Professional volunteering

We encourage employees’ involvement and participation in activities that may put their specific skills and expertise into action to support causes, projects and organizations in need through counseling, technical talks and technical-professional knowledge.

We continued with our Open Doors program seeking to contribute to students’ training from knowledge of our production processes and facilities. In 2022, we resumed on-site events, with 36 visits to 12 assets for 844 students and teachers in Buenos Aires, Mendoza, Salta, Santa Fe and Neuquén. Besides, we performed two 360° virtual visits to CTGEBA for 78 students and teachers and a 360° virtual visit to PGSM for 35 students and teachers.

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At the Pampa Building, 28 volunteers from the IT, health, social responsibility, general services and digital communication areas shared their knowledge and experience with 79 students. Moreover, thanks to the association with Fundación Espartanos, we developed an on-site training course on social and labor insertion project planning with 20 participants from the San Martín penitentiary. Besides, 9 CPB volunteers and the Vestas team changed lamps to higher-efficiency LED lighting. Furthermore, they performed general maintenance tasks at two rural schools in Coronel Rosales.

In the Petrochemical Complex, we resumed the Productive Chain visits, a program targeted at 7th-grade students to promote the recognition of regional productive sectors. In total, 15 volunteers received 51 young people from 3 schools in the area.

Annual campaigns

In 2022, we performed 4 editions of the Blood Donation Drive in the City of Buenos Aires, Bahía Blanca, Salta and Neuquén, in partnership with local organizations encouraging voluntary blood donation, reaching 97 actual donations, with an impact on 388 lives.

Besides, we organized A Sound Beginning, a school supplies and toy drive for 943 children and youngsters. In the winter, we conducted again Together Against Cold Weather in Salta, Buenos Aires, Santa Fe and Mendoza, delivering collected donations to six organizations supporting vulnerable neighbors.

We also celebrated Children’s Month, furthering actions with volunteers at Zárate, Bahía Blanca, the City of Buenos Aires, Santa Fe, Salta, Mendoza and Neuquén. Eighty-nine people participated in initiatives such as painting murals at schools and kindergartens, refurbishing homes and performing recreational and leisure activities with children, reaching 1,948 beneficiaries.

Finally, like every year, Pampa’s assets joined the Solidarity Christmas Eve campaign. In November and December, 351 people prepared 1,300 bags of food and gifts for families from more than 30 organizations in our communities.

Sessions and projects with a social and community impact

In General Güemes, we continued raising awareness of autism spectrum disorders jointly with the Pedacito de Cielo Foundation. We met with 33 teachers and school authorities to identify needs and implement specific lines of action together with 12 volunteers.

In 2022, 8 knitters at the Pampa Building supported their production of two institutions that assist vulnerable children. The 135 knitted items (caps, jackets, blankets, etc.) were delivered to the Merendero Melany soup kitchen in Buenos Aires and School No. 4347 at Paraje Santa Cruz, in Salta.

Besides, in the vicinity of PEMC, 15 volunteers painted and refurbished all classrooms of Calderón, placing value on this rural school attended by 11 students.

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11.	Information technology

Continuing with the head offices’ refurbishment started in 2021, the Pampa Building’s servers and communications infrastructure were enhanced for improved agility, security and flexibility. This model began to be replicated in the Company’s main assets, which is expected to be covered by mid-2023.

In the E&P business, we have moved forward with the digital transformation, incorporating geolocation systems for real-time monitoring of all the fields’ vehicles. Moreover, the information from all fields was consolidated in a single application to have indicators supporting decision-making. To this end, the Openwells management software was updated, substantially improving the quality of information from the wells’ operations portal. Furthermore, regarding maintenance engineering, new plants were incorporated into the IRISK solution for the components’ monitoring and assessment, aiming to minimize risks and operating losses and optimize assigned resources. Besides, we have continued improving processes for sending information to the SE.

In the Power Generation business, new machine learning-based tools were incorporated into the main assets’ operation and maintenance to maximize their availability. Besides, information was centralized in a single repository, digitalizing critical systems’ change management process and facilitating data integration with different external entities and sources. Moreover, we have moved forward with the first virtual representation project, a pilot digital twin of the new CTGEBA’s combined cycle, enabling 3D interaction with real-time information. Moreover, the Digital Development Center came into operation, driving initiatives associated with data analytics, artificial intelligence and machine learning.

In corporate areas, the Contracts Management solution was implemented in the procurement area to smooth operations with contractors, minimize paper use and enhance information exchange traceability. In the Administration area, approval strategies were automated in the procurement management system; a journal entry approval solution was also implemented in the Accounting area. Moreover, the policy application was updated in the Insurance area, and the first phase of a tax automation process was implemented in the Taxes area. Besides, we supported the Human Resources area in digitalizing the teammates’ recruiting process, and digital presentation cards and business contacts management solutions were developed in the Marketing area. Additionally, in the Finances and Commercial areas, the digitalization of customer information in a portal continued, and we have supported the Foundation in implementing the scholarship grantees and external entities relationship solution.

Regarding the Information Security area and in line with our commitment to improving response and recovery maturity levels in case of a potential cybersecurity attack, we have completed the first stages of the DRP (Disaster Recovery Plan) in IT and for operations at CTLL and CTGEBA. Moreover, we have expanded the security monitoring coverage at CTEB, the wind farms and the El Mangrullo block. Besides, we have conducted the user awareness-building program for the sixth consecutive year, including webinars, training courses, simulations and other activities to better prepare for potential cyberattack attempts. Besides, by the end of 2022, we performed the Digital Transformation Sessions, where all our businesses presented their main initiatives and shared their knowledge with the rest of the Company.

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12.	Quality, health, safety and environment

At Pampa, we are committed to developing our businesses with the highest quality, safety, environmental and labor health standards, favoring personal welfare, environmental care and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

At the end of 2021, we evolved our QHSE Policy toward a new Integrated Management Policy, reinforcing the commitments to the health, well-being and safety of individuals, the environment and our stakeholders. Its scope incorporates the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and our assets’ management optimization. The new policy reaffirms that integrated management is an essential part of our operations and includes ten management principles that constitute a simple and agile guide facilitating and promoting its implementation.

In 2022, although the pandemic and the required special practices and protocols continued, Pampa moved forward with management programs in all its operations, training the staff under integrated management and strengthening Pampa’s culture in QHSE aspects.

12.1       Management quality

We further our management quality using ISO standards and the Argentine National Quality Prize model as references, seeking continuous improvement. The primary Management Quality methodologies applied are RMM (operational Risk Management Matrix), the QHSE performance cycle, the administration of certified management systems and daily management quality.

The RMM seeks to reduce the risks inherent in our operations. In 2022, we implemented 76% of the improvement plans defined in the assessments conducted in 2020. We also evaluate QHSE performance in all our assets based on targets and the systematic monitoring of the QHSE’s indicator dashboard, developed on the QlikView platform, allowing us to make real-time decisions and know their evolution.

In 2022, we completed the maintenance and recertification program under ISO standards, showing effectiveness in goal fulfillment and commitments to our stakeholders. We have maintained the following certifications: ISO 9001 (Quality Management), 14001 (Environmental Management) and 45001 (Occupational Health and Safety). We have also kept all power plants’ ISO 55001 (Asset Management) and expanded CTGEBA’s ISO 50001 certification to HIDISA, HINISA, HPPL, CTLL, CTEB, CTG and CTP power generation companies, and PEPE II and III wind farms.

Besides, we continued enhancing QHSE applications toward preventive management and a digital transformation pathway. In 2022, we implemented applications for Change Management and Preventive Health Examinations (EPS) (COVID-19, psychoactive substances, work at heights, confined spaces, etc.) We also developed QHSE training courses through the Company’s new digital training platform.

Finally, since 2013, outstanding improvement practices at Pampa have been selected to participate in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO) to share our experiences and knowledge. In the 2022 27th annual meeting, we participated in the topic ‘Leadership in organizations’ digital transformation.’ We submitted two works: ‘Gas turbine performance monitoring as a fault prevention tool’ (CTG) and ‘Emissions management improvement opportunities in the E&P business.’

Pampa Energía ● 2022 Annual Report ● 84

12.2       Health and safety

In 2022, we continued developing initiatives to improve safety management and performance in each asset. We moved forward with the specific training for preventing upper and lower extremity accidents, and reinforcement training on accident investigation was designed to ensure information quality. Moreover, the QHSE Alerts application was refined to improve the communication of lessons learned during the investigation of accidents, turning them into preventive measures for other assets.

Besides, we launched two initiatives assessed in the 2021 strategic planning:

•	QHSE management field control: it aims to define a methodology for the field verification of different QHSE preventive practices (golden rules, environmental procedures, facilities conditions, operational, legal compliance, etc.) by asset leaders and reports, supplemented with behavioral preventive observations, thus showing a visible leadership commitment; and
•	QHSE in services procurement: it aims to review QHSE requirements for services procurement and these services and contractors’ performance assessments, in line with the Integrated Management Policy, ensuring their compatibility with the Company’s standards.

Regarding industrial hygiene, we continued improving chemical, physical and ergonomic risk maps, which were submitted to the new ART. Besides, we continued with the Carcinogenic Substances and Compounds Surveillance System established by the Superintendence of Labor Risks.

12.3       Environment

Pampa’s operations seek sustainable development in line with the Principles of the United Nations Global Compact we signed in 2019. The Company is committed to protecting the environment and endeavors to rationalize natural resources in its projects by applying proper and economically viable technologies.

In 2022, we continued implementing and spreading the Environmental Principles, which facilitate compliance with our Integrated Management Policy and are aligned with SDG 4, 6, 7, 8, 9, 12, 13 and 17. Moreover, we have participated in CEADS-EY Argentina’s Connecting Companies with the SDG for the third consecutive year. This program seeks to consolidate the companies’ role in the 2030 Agenda, make their contributions visible, and support them in aligning their agendas with the 17 SDGs. The most prominent initiatives we presented contribute to SDG 4: ‘Quality education’ and SDG 7: ‘Ensuring access to affordable, reliable, sustainable and modern energy,’ evidencing Pampa’s commitment to sustainable development.

In line with efficient energy management, in 2022, we continued with ISO 50001 implementation and certification in the power generation business, developing usage and consumption matrices in each site to set atmospheric emissions reduction goals and use resources efficiently. Moreover, at E&P, a study was conducted to identify opportunities for reducing CO2 emissions from venting and field carbon capture. In PGSM, an infrared-camera leak detection practice was implemented, allowing for fast scanning and maintenance actions, resulting in loss reduction and work environment improvement.

Besides, in 2022 Pampa was once again a CDP (Carbon Disclosure Project) signatory on climate change and water security, achieving outstanding scores and improving our operations’ environmental management.

12.4       Response to emergency

At Pampa, we act to prevent undesirable events and are prepared to provide a prompt and effective response to emergencies. We continued making periodic emergency response simulations, promoting established practices and specific improvements, and incorporating them into the integrated management system.

Pampa Energía ● 2022 Annual Report ● 85

In 2022, we conducted training programs in line with the Emergency Response Plans, with more than 1,500 training hours to develop skills and competencies, besides coordinating the necessary activities if an undesired event occurs.

Moreover, we completed the fire detection and suppression systems’ assessment, evaluating and ensuring their proper working condition and response capacity and identifying improvement opportunities for future work plans. Through theoretical and practical training, we implemented an emergency response methodology called the Incidents Command System, performing new field simulations and mobilizing resources with the participation of active forces. Finally, relationship-building and training activities were performed with the Volunteer Fire Brigade, Gendarmerie, Civil Defense and other organizations in our communities.

12.5       Labor health

At Pampa, we have a team of nurses and doctors with whom we continue developing occupational health promotion programs, focusing on prevention and contributing to SDG 3 for a healthy work environment.

Together with the Human Resources team, we reinforced SUMA Bienestar, a program centered on the teammates’ personal life and physical, emotional, labor and financial wellness. Some needs were identified in the employees’ annual medical check-ups, enabling the design of specific health programs for the assessed groups. Besides, we continued implementing the Policy on Alcohol, Drugs and Psychoactive Substances, focusing on safety through training and Preventive Health Check-ups (PHC).

In 2022, we continued developing Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activity plan, and flu and tetanus vaccination campaigns. We also continued developing the Cardiac Protection program according to international standards. We were recertified with Experta ART as a ‘Cardiac Protected Company’ until 2023. Moreover, talks were organized with professionals in addictions, smoking cessation, depression and stress management, and the Wellness legal and psychological support service continued. Nutritionists developed healthy eating proposals for food safety, and food quality audits were conducted in our cafeterias.

Pampa is a blood-donation-friendly company. Therefore, in 2022 it continued promoting voluntary blood drives for its teammates.

Regarding COVID-19, in 2022, the focus was placed on a sustainable change of habits by our teammates, looking after their and their families' health and well-being and allowing us to maintain and ensure uninterrupted operational continuity. Moreover, besides continuing with hygiene measures (symptoms self-monitoring, disinfection with UV radiation or quaternary ammonium, ventilation systems, social distancing, etc.), we have moved forward with a hybrid working scheme for positions allowing so.

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13.	The fiscal year’s results

Pampa, Argentina's leading independent and energy-integrated company, focuses its business on the country’s electricity and gas value chains.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we have identified the following business segments:

•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, Greenwind[26], TMB, TJSM and its power generation activities through the power plants CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW and EcoEnergía, the wind farms PEPE II, PEPE III, PEPE IV, VAR[27] and PEPE VI, and the HPPL dam;
•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, as well as stakes in CISA and OldelVal;
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s own operations, developed in plants in Argentina;
•	Holding and others, mainly consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC (Compañía Inversora en Transmisión Eléctrica Citelec S.A. in Spanish) and CIESA (Compañía de Inversiones de Energía S.A. in Spanish) and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the south of the country, respectively, as well as the Company’s stakes in OC and Enecor; and
•	Electricity distribution, consisting of Edenor’s direct stake until its disposition. As of December 31, 2021, the Company has classified the divestment results as discontinued operations.

26 Consolidated into Pampa as from August 12, 2022.

27 Acquired on December 16, 2022.

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13.1       Consolidated income statement by segment in the fiscal year 2022 (US$ million)

Consolidated profit and loss information	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2022)
Sales revenue	663	529	617	20	-	1,829
Local market sales	663	370	425	20	-	1,478
Foreign market sales	-	159	192	-	-	351
Intersegment sales	-	117	-	-	(117)	-
Cost of sales	(370)	(359)	(536)	-	117	(1,148)

Gross profit	293	287	81	20	-	681

Selling expenses	(3)	(36)	(17)	-	-	(56)
Administrative expenses	(39)	(60)	(5)	(34)	-	(138)
Exploration expenses	-	-	-	-	-	-
Other operating income	25	61	1	44	-	131
Other operating expenses	(5)	(26)	(6)	(9)	-	(46)
Impairment of PPE, intangible assets & inventories	-	(30)	(2)	(6)	-	(38)
Impairment of financial assets	-	(2)	-	(6)	-	(8)
Results for participation in joint businesses and associates	65	-	-	40	-	105
Operating income	336	194	52	49	-	631

Financial income	1	2	-	9	(7)	5
Financial expenses	(82)	(107)	(3)	(36)	7	(221)
Other financial results	72	(28)	6	116	-	166
Financial results, net	(9)	(133)	3	89	-	(50)

Profit before income tax	327	61	55	138	-	581

Income tax	(73)	(16)	(15)	(20)	-	(124)

Profit of the fiscal year	254	45	40	118	-	457

Attributable to:
Owners of the Company	253	45	40	118	-	456
Non-controlling interests	1	-	-	-	-	1

Consolidated statement of financial position	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2022)
Total assets	2,464	1,234	177	1,029	(162)	4,742
Total liabilities	979	1,248	147	245	(161)	2,458

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13.2       Consolidated income statement by segment in the fiscal year 2021 (US$ million)

Consolidated profit and loss information	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2021)
Sales revenue	656	-	340	490	22	-	1,508
Local market sales	656	-	282	310	22	-	1,270
Foreign market sales	-	-	58	180	-	-	238
Intersegment sales	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(289)	(424)	-	113	(955)

Gross profit	301	-	164	66	22	-	553

Selling expenses	(2)	-	(18)	(13)	-	-	(33)
Administrative expenses	(31)	-	(46)	(4)	(18)	-	(99)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets & inventories	(2)	-	-	(2)	-	-	(4)
Impairment of financial assets	-	-	-	-	(2)	-	(2)
Results for participation in joint businesses and associates	47	-	-	-	70	-	117

Operating income	350	-	130	45	54	-	579

Financial income	4	-	3	-	4	(1)	10
Financial expenses	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)

Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)

Profit of the fiscal year for continuing operations	219	-	22	28	44	-	313

Loss of the fiscal year from discontinued operations	-	(75)	-	-	-	-	(75)

Proft (loss) of the fiscal year	219	(75)	22	28	44	-	238

Attributable to:
Owners of the Company	218	(39)	22	28	44	-	273
Non-controlling interests	1	(36)	-	-	-	-	(35)

Consolidated statement of financial position	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2021)
Total assets	1,670	-	1,157	176	1,067	(209)	3,861
Total liabilities	525	-	1,324	166	264	(209)	2,070

Pampa Energía ● 2022 Annual Report ● 89

13.3	Income statement analysis for the fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021

Consolidated net sales revenues of US$1,829 million for the fiscal year ended December 31, 2022, 21% higher than US$1,508 million for the fiscal year 2021. The following increases were recorded: 43% (US$193 million) in oil and gas, 26% (US$127 million) in petrochemicals, and 1% (US$7 million) in power generation, partially offset by higher intersegment eliminations (US$4 million) and lower holding and others revenues (US$2 million).

Consolidated cost of sales of US$1,148 million for the fiscal year ended December 31, 2022, a 20% increase against US$955 million for the fiscal year 2021. The following increases were recorded: 26% (US$112 million) in petrochemicals, 24% (US$70 million) in oil and gas, and 4% (US$15 million) in power generation, without variations in our holding and others segment, partially offset by higher intersegment eliminations (US$4 million).

Consolidated gross income of US$681 million for the fiscal year ended December 31, 2022, a 23% increase compared to US$553 million recorded in the fiscal year 2021. Increases were recorded in the following segments: oil and gas (US$123 million) and petrochemicals (US$15 million), without variations in intersegment eliminations, partially offset by decreases in power generation (US$8 million) and holding and others (US$2 million).

Consolidated operating profit of US$631 million for the fiscal year ended December 31, 2022, against US$579 million in the fiscal year 2021. The following increases were recorded: US$64 million in oil and gas and US$7 million in petrochemicals, partially offset by decreases of US$14 million in power generation and US$5 million in holding and others.

Net financial results represented a loss of US$50 million for the fiscal year ended December 31, 2022, lower than the US$189 million loss for the fiscal year 2021, mainly due to better results for US$101 million in holding and others, US$47 million in power generation and US$8 million in petrochemicals, partially offset by higher net losses for US$17 million in oil and gas.

Consolidated profit of US$457 million for the fiscal year ended December 31, 2022, of which US$456 million are attributable to the owners of the Company, compared to a consolidated profit of US$273 million[28] attributable to the owners of the Company for the fiscal year 2021, explained by higher profit in holding and others (US$74 million), power generation (US$35 million), oil and gas (US$23 million) and petrochemicals (US$12 million), besides the US$39 million losses from operations discontinued in 2021.

28 It includes losses reported for discontinued operations (US$39 million).

Pampa Energía ● 2022 Annual Report ● 90

Power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year
	2022	2021	∆%
Sales revenue	663	656	+1%
Local market sales	663	656	+1%
Cost of sales	(370)	(355)	+4%

Gross profit	293	301	-3%

Selling expenses	(3)	(2)	+50%
Administrative expenses	(39)	(31)	+26%
Other operating income	25	42	-40%
Other operating expenses	(5)	(5)	-
Impairment of intangible assets and inventories	-	(2)	-100%
Results for participation in joint businesses	65	47	+38%

Operating income	336	350	-4%

Finance income	1	4	-75%
Finance costs	(82)	(46)	+78%
Other financial results	72	(14)	NA
Financial results, net	(9)	(56)	-84%

Profit before tax	327	294	+11%

Income tax	(73)	(75)	-3%

Net income for the period	254	219	+16%
Attributable to owners of the Company	253	218	+16%
Attributable to non-controlling interests	1	1	-

Sales from the power generation segment increased by 1%, to US$663 million, in the fiscal year ended December 31, 2022, compared to US$656 million in the fiscal year ended December 31, 2021. This variation is mainly explained by: (i) higher spot energy sales due to price updates; (ii) higher volumes and prices sold under Energía Plus on account of the increased demand; (iii) Greenwind’s consolidation as of August 12, 2022; (iv) partially offset by the PPA maturity at CTLL’s ST and CTP, remunerated as legacy energy as from November 1 and July 15, 2021, respectively.

Power generation during the fiscal year ended December 31, 2022, experienced a 5% increase (+878 GWh) against the fiscal year ended December 31, 2021, due to the thermal units’ higher dispatch (especially CPB, CTLL and CTEB, offset by reduced generation at CTGEBA and CTG), and hydros (mainly HPPL). The following table shows the net generation for power generation plants:

Pampa Energía ● 2022 Annual Report ● 91

	For the fiscal year ended December 31,
	2022		2021
In GWh	Net generation	Total sales	Net generation	Total sales
Hydroelectric
HINISA	428	428	467	467
HIDISA	303	303	325	325
HPPL	707	707	550	550
Wind
PEMC[1]	391	391	367	367
PEPE II	231	256	215	247
PEPE III	249	250	256	256
PEPE IV	0	-	-	-
PEPE V	17	-	-	-
Thermal
CTLL	5,103	5,103	4,682	4,692
CTG	225	469	392	624
CTP	52	52	53	53
CPB	1,209	1,209	312	313
CTPP	321	321	299	299
CTIW	308	308	301	300
CTGEBA	7,746	8,571	8,594	9,266
EcoEnergía	73	152	75	153
CTEB[1]	948	948	546	546
Total	18,311	19,468	17,433	18,458

Note: 1 Operated by Pampa (50% of equity stake). PEMC has been consolidated into Pampa since August 12, 2022.

Cost of sales increased by 4%, to US$370 million, in the fiscal year ended December 31, 2022, compared to US$355 million for the fiscal year ended December 31, 2021, mainly due to higher labor costs, above the AR$ devaluation rate, and expenses for seasonal maintenance works and repairs.

Gross income from the power generation segment did not experience significant variations, recording a profit of US$293 million for the fiscal year ended December 31, 2022, compared to a US$301 million profit for the fiscal year ended December 31, 2021. Moreover, in the fiscal year ended December 31, 2022, the gross margin on sales decreased to 44%, compared to 46% recorded in the fiscal year ended December 31, 2021.

Power generation selling expenses did not have any significant variations, amounting to US$3 million for the fiscal year ended December 31, 2022, against US$2 million for the fiscal year ended December 31, 2021.

Administrative expenses from the power generation segment increased to US$39 million for the fiscal year ended December 31, 2022, against US$31 million in the fiscal year ended December 31, 2021, mainly because the labor costs increase outnumbered the AR$ devaluation, in addition to higher fees and compensation for services.

Other net operating income and expenses from the power generation segment decreased by 46%, to US$20 million profit for the fiscal year ended December 31, 2022, compared to US$37 million profit for the fiscal year ended December 31, 2021. This variation is mainly explained by the provision recovery for PEPE IV’s guarantee in 2021.

The power generation segment results for participation in joint businesses recorded a US$65 million profit for the fiscal year ended December 31, 2022, a 38% increase compared to US$47 million in the fiscal year ended December 31, 2021. This variation is mainly due to the recognition of profits for US$23 million resulting from the acquisition of the additional 50% stake in Greenwind, reflecting the fair value of over 50% of the previous stake. The PPA maturity at CTEB partially offset this effect in the fiscal year that ended on December 31, 2022.

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As of December 31, 2022, there were no charges for the impairment of property, plant and equipment, intangible assets or inventories, whereas US$2 million in losses were recorded in the fiscal year ended December 31, 2021.

Power generation operating income decreased by 4%, recording a US$336 million profit for the fiscal year ending December 31, 2022, compared to a US$350 million profit for the fiscal year ending December 31, 2021. This variation is mainly attributable to the PPA maturity at CTLL and CTP, higher income from the provisions recovery in 2021, and a higher salary, repairs, and maintenance expenses in 2022. However, these effects were partially offset by higher spot and Plus energy sales and the impact of Greenwind’s stock acquisition and consolidation. As a result, the operating margin on sales for the fiscal year ended December 31, 2022, decreased to 51%, against 53% in the fiscal year ended December 31, 2021.

Power generation net financial results represented a US$9 million loss for the fiscal year ended December 31, 2022, against a US$56 million loss for the fiscal year ended December 31, 2021, mainly due to higher gains from holding financial securities, partially offset by higher financial interest and losses from net FX differences.

The power generation segment recorded an income tax charge of US$73 million for the fiscal year ended December 31, 2022, against a US$75 million charge for the fiscal year ended December 31, 2021.

Our power generation activities recorded a net profit of US$254 million for the fiscal year ended December 31, 2022, of which US$253 million are attributable to the shareholders of the Company, compared to US$219 million profits for the fiscal year ended December 31, 2021, of which US$218 million were attributable to the shareholders of the Company.

Pampa Energía ● 2022 Annual Report ● 93

Oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year
	2022	2021	∆%
Sales revenue	646	453	+43%
Local market sales	487	395	+23%
Foreign market sales	159	58	+174%
Cost of sales	(359)	(289)	+24%

Gross profit	287	164	+75%

Selling expenses	(36)	(18)	+100%
Administrative expenses	(60)	(46)	+30%
Other operating income	61	58	+5%
Other operating expenses	(26)	(28)	-7%
Impairment of PPE and inventories	(30)	-	NA
Impairment of financial assets	(2)	-	NA

Operating income	194	130	+49%

Finance income	2	3	-33%
Finance costs	(107)	(103)	+4%
Other financial results	(28)	(16)	+75%
Financial results, net	(133)	(116)	+15%

Profit before tax	61	14	NA

Income tax	(16)	8	NA

Net income for the period	45	22	+105%
Attributable to owners of the Company	45	22	+105%
Attributable to non-controlling interests	-	-	NA

Sales from the oil and gas segment reached US$646 million in the fiscal year ending December 31, 2022, representing a 43% increase compared to US$453 million in the fiscal year ending December 31, 2021. Increased gas prices outside the Plan Gas mainly explain this variation.Ar (exports and domestic prices to industries), the higher gas production and, to a lower extent, higher oil prices and traded volumes.

The average sales price for natural gas, including subsidies, was US$4.2/MBTU for the fiscal year ended December 31, 2022, 16% higher than US$3.6/MBTU recorded in the fiscal year ended December 31, 2021, mainly explained by higher export and industrial prices, besides the effect of higher winter commitments under Plan Gas.Ar. The average sales price for oil was US$69.6/bbl for the fiscal year ended December 31, 2022, 18% higher than the US$58.8/bbl for the fiscal year ended December 31, 2021, mainly explained by the increase in international reference prices. The following table shows the oil and gas segment’s production and sold volume:

Pampa Energía ● 2022 Annual Report ● 94

	For the fiscal year ended December 31,
	2022	2021
Production
Oil (k bbl/day)	5.3	4.7
Gas (k m3/day)	9,811	8,004
Total (k boe/day)	63.1	51.8

Sales
Oil (k bbl/day)	5.3	4.6
Gas (k m3/day)	9,842	8,122
Total (k boe/day)	63.3	52.4

Note: Production in Argentina.

Cost of sales from the oil and gas segment increased by 24%, to US$359 million, for the fiscal year ended December 31, 2022, against US$289 million for the fiscal year ended December 31, 2021, mainly due to: (i) the increase in royalties and levies due to higher sales volume and prices; (ii) higher contractor and maintenance charges; (iii) higher depreciation of property, plant and equipment; and (iv) higher transportation charges.

Gross income from the oil and gas segment increased by 75%, recording profits of US$287 million in the fiscal year ended December 31, 2022, compared to earnings of US$164 million for the fiscal year ended December 31, 2021. This variation is explained by increased gas exports, higher sale prices, and traded volumes. However, these effects were partially offset by increased costs, mainly royalties, contractors, maintenance, depreciation, and gas transportation. Additionally, the gross margin on sales increased to 44% in the fiscal year ended December 31, 2022, against 36% for the fiscal year ended December 31, 2021.

The oil and gas segment selling expenses increased to US$36 million for the fiscal year ended December 31, 2022, against US$18 million for the fiscal year ended December 31, 2021, mainly due to the increase in exported gas transportation costs.

Administrative expenses from the oil and gas segment increased by 30%, to US$60 million, for the fiscal year ended December 31, 2022, against US$46 million for the fiscal year ended December 31, 2021, mainly due to higher wages expenses, above the AR$ devaluation.

Other net operating income and expenses from the oil and gas segment recorded a US$35 million profit for the fiscal year ended December 31, 2022, compared to a US$30 million profit for the fiscal year ended December 31, 2021. This variation is mainly attributable to the 2021 provisions for remediation works estimated to be incurred on oil blocks relinquished in the fiscal year 2021, besides higher subsidies under Plan Gas.Ar, partially offset by the readjustment bond for the Sierra Chata block’s investment plan.

The oil and gas segment disclosed a US$30 million property, plant and equipment and inventory impairment in the fiscal year that ended December 31, 2022. In contrast, no charges were recorded for the fiscal year that ended December 31, 2021.

The impairment in financial assets from the oil and gas segment represented a US$2 million loss for the fiscal year that ended December 31, 2022. In contrast, no charges were recorded for the fiscal year that ended December 31, 2021.

The operating income from the oil and gas segment represented a profit of US$194 million for the fiscal year ending December 31, 2022, against US$130 million for the fiscal year ending December 31, 2021. Higher gas and oil prices and volumes sold mainly explain this variation. However, these effects were partially offset by increased operating costs and expenses, besides the previously mentioned property, plant and equipment impairment. As a result, the operating margin on sales for the fiscal year ended December 31, 2022, amounted to 30%, against 29% in the fiscal year ended December 31, 2021.

The oil and gas segment’s net financial results represented a US$133 million loss in the fiscal year ended December 31, 2022, against a US$116 million loss for the fiscal year ended December 31, 2021, mainly due to higher FX difference losses, CB exchange losses in 2022 and the increase in financial interest allocated to this segment, partially offset by better results from the holding of financial securities.

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The oil and gas segment recorded an income tax charge of US$16 million for the fiscal year ended December 31, 2022, against a US$8 million benefit for the fiscal year ended December 31, 2021, mainly resulting from an improvement in earnings before taxes in the fiscal year 2022.

The oil and gas segment recorded a profit of US$45 million in the fiscal year ending December 31, 2022, against a US$22 million profit for the fiscal year ending December 31, 2021, both fully attributable to the owners of the Company.

Petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Fiscal year
	2022	2021	∆%
Sales revenue	617	490	+26%
Local market sales	425	310	+37%
Foreign market sales	192	180	+7%
Cost of sales	(536)	(424)	+26%

Gross profit	81	66	+23%

Selling expenses	(17)	(13)	+31%
Administrative expenses	(5)	(4)	+25%
Other operating income	1	1	-
Other operating expenses	(6)	(3)	+100%
Impairment of inventories	(2)	(2)	-

Operating income	52	45	+16%

Finance costs	(3)	(3)	-
Other financial results	6	(2)	NA
Financial results, net	3	(5)	NA

Profit before tax	55	40	+38%

Income tax	(15)	(12)	+25%

Net income (loss) for the period	40	28	+43%
Attributable to owners of the Company	40	28	+43%
Attributable to non-controlling interests	-	-	NA

Sales from the petrochemicals segment amounted to US$617 million for the fiscal year ended December 31, 2022, 26% higher than US$490 million for the fiscal year ended December 31, 2021. A substantial improvement in domestic and international reference prices mainly explains this variation.

In the fiscal year ended December 31, 2022, the total volume sold was similar to that of the fiscal year ended December 31, 2021. The following table shows sales volumes in the petrochemicals segment:

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Volume sold in k ton	For the fiscal year ended December 31,
	2022	2021
Styrene & polystyrene	114	114
SBR	46	49
Reforming	262	254
Total	421	417

Cost of sales from the petrochemicals segment increased by 26%, to US$536 million, for the fiscal year ended December 31, 2022, against US$424 million for the fiscal year ended December 31, 2021, mainly due to higher raw material costs (driven by international reference prices).

The petrochemicals segment gross profit increased by 23%, to US$81 million, in the fiscal year that ended December 31, 2022, against a profit of US$66 million for the fiscal year that ended December 31, 2021, mainly due to the increase in international reference prices for reforming products, offset by lower SBR and polystyrene margins. As a result, the gross margin on sales reached 13% in both fiscal years.

Selling expenses from the petrochemicals segment amounted to US$17 million for the fiscal year ended December 31, 2022, compared to US$13 million for the fiscal year ended December 31, 2021, mainly due to higher tax charges, transportation and commission charges, and hired services.

Administrative expenses from the petrochemicals segment did not experience significant variations, reaching US$5 million in the fiscal year ended December 31, 2022, against US$4 million in the fiscal year ended December 31, 2021.

Other net operating income and expenses from the petrochemicals segment recorded a US$5 million loss for the fiscal year ended December 31, 2022, against a US$2 million loss for the fiscal year ended December 31, 2021. The decrease is mainly due to scheduled maintenance shutdowns and raw materials unavailability.

The inventory impairment charge amounted to US$2 million in both fiscal years.

Operating income from the petrochemicals segment amounted to US$52 million in the fiscal year ended December 31, 2022, compared to a US$45 million profit for the fiscal year ended December 31, 2021. This variation is mainly due to reforming products’ higher gross profits, offset by higher operating expenses. As a result, the operating margin on sales for the fiscal year ended December 31, 2022, amounted to 8%, against 9% in the fiscal year ended December 31, 2021.

The petrochemicals segment recorded a net financial profit of US$3 million for the fiscal year ended December 31, 2022, against a net loss of US$5 million for the fiscal year ended December 31, 2021. The variation is mainly due to higher FX difference gain and the losses from the holding of financial instruments recorded in 2021.

The petrochemicals segment recorded an income tax charge of US$15 million for the fiscal year ending December 31, 2022, against US$12 million for the fiscal year ending December 31, 2021, mainly due to higher pre-tax earnings.

The petrochemicals segment recorded a net profit of US$40 million for the fiscal year ended December 31, 2022, against US$28 million for the fiscal year ended December 31, 2021, both fully attributable to the owners of the Company.

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Holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year
	2022	2021	∆%
Sales revenue	20	22	-9%
Local market sales	20	22	-9%

Gross profit	20	22	-9%

Administrative expenses	(34)	(18)	+89%
Other operating income	44	4	NA
Other operating expenses	(9)	(22)	-59%
Impairment of intangible assets	(6)	-	NA
Impairment of financial assets	(6)	(2)	+200%
Results for participation in associates & joint businesses	40	70	-43%

Operating income	49	54	-9%

Finance income	9	4	+125%
Finance costs	(36)	(34)	+6%
Other financial results	116	18	NA
Financial results, net	89	(12)	NA

Profit before tax	138	42	+229%

Income tax	(20)	2	NA

Net income for the period	118	44	+168%
Attributable to owners of the Company	118	44	+168%
Attributable to non-controlling interests	-	-	NA

Sales from the holding and others segment experienced no significant variations, recording US$20 million and US$22 million in the fiscal years ending December 31, 2022, and 2021, respectively.

As no sales costs were recorded, gross profits from this segment were also US$20 million and US$22 million for the fiscal years ended December 31, 2022, and 2021, respectively.

Administrative expenses of the holding and others segment increased to US$34 million in the fiscal year ended December 31, 2022, compared to US$18 million in the fiscal year ended December 31, 2021, mainly due to higher compensation agreement charges.

Other net operating income and expenses from the holding and others segment recorded a US$35 million profit for the fiscal year ended December 31, 2022, against a US$18 million loss in the fiscal year ended December 31, 2021. The variation is mainly attributable to the arbitration award obtained in Ecuador for US$37.4 million recorded in 2022, besides the provisions for contingencies recorded in 2021.

The holding and others segment’s intangible asset impairment amounted to US$6 million in the fiscal year that ended December 31, 2022, while no charges were recorded in the fiscal year that ended December 31, 2021.

The holding and others segment’s impairment of financial assets reached US$6 million in the fiscal year ended December 31, 2022, against US$2 million in the fiscal year ended December 31, 2021, mainly due to the increased impairment of tax credits.

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The holding and others segment results for participation in joint businesses amounted to a US$40 million profit for the fiscal year ended December 31, 2022, against a US$70 million profit for the fiscal year ended December 31, 2021. Impairment losses from Refinor’s stake mainly explain this variation since the sales price was below its book value, and profits from acquiring an additional stake in OCP (Oleoducto de Crudos Pesados) were recorded in 2021.

Operating results from the holding and others segment amounted to a US$49 million profit for the fiscal year ended December 31, 2022, compared to a US$54 million profit for the fiscal year ended December 31, 2021. This variation is mainly due to lower profits from the participation in joint businesses, higher operating expenses and intangible and financial asset impairment losses, partially offset by the posting of arbitration award receivable obtained in Ecuador in 2022 and the contingency provisions recorded in 2021.

Net financial results from the holding and others segment recorded a US$89 million profit in the fiscal year ended December 31, 2022, compared to a US$12 million loss for the fiscal year ended December 31, 2021, mainly due to the higher devaluation over the passive monetary position.

The holding and others segment recorded an income tax charge of US$20 million for the fiscal year ended December 31, 2022, compared to a US$2 million profit for the fiscal year ended December 31, 2021, mainly due to improved pre-tax earnings.

The holding and others segment recorded a profit of US$118 million for the fiscal year ended December 31, 2022, against a profit of US$44 million for the fiscal year ended December 31, 2021, both fully attributable to the owners of the Company.

Electricity distribution segment

The results for this segment have been classified as discontinued operations due to the divestment of Edenor’.

The electricity distribution segment recorded a US$75 million loss from discontinued operations in the fiscal year that ended December 31, 2021, of which a US$39 million loss is attributable to the owners of the Company.

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14.	Dividend policy

To establish a clear, transparent and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, as of 2018, the Company has a Dividend Policy in place outlining the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans.

In observance of this policy’s guidelines, every year, the Board prudentially assesses the possibility of paying dividends to Pampa’s shareholders in each fiscal year and thoroughly examines the economic circumstances prevailing at the time.

In 2022, we were not planning to pay cash dividends on our ordinary shares or ADS, thus retaining all available funds and profits to apply them to our business’s operation and expansion.

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15.	The Board’s proposal

Results for the fiscal year recorded an AR$64,859 million profit; in addition to the FX differences of AR$19,646 million, the retained earnings amounted to a gain of AR$84,505 million as of December 31, 2022. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting:

•	Release AR$16 million of the statutory reserve since it exceeded the legal limit of 20% of the capital stock, considering associated exchange differences, allocating it to the voluntary reserve; and
•	Allocate the amount of AR$84,505 million to the voluntary reserve.

In this sense, the Company is not planning to pay dividends to retain all funds and apply them to and/or have them available for:

i.	The operation and expansion of our business, considering planned ordinary and extraordinary investments and including the expansion works at PEPE IV and PEPE VI wind farms (the latter, a project that comprises the installation of a 300 MW wind power capacity, to be developed in 3 stages), natural gas production investments committed under Plan Gas.Ar, and the continuation of the exploration campaign at our gas and crude oil blocks targetting the Vaca Muerta formation;
ii.	Making the most of any investment possibilities that may arise and offering significant opportunities for the growth, expansion and synergy of our business;
iii.	Given the current financial situation, maintaining a proper liquidity level allows us to meet, if necessary, our present and future obligations; and
iv.	Taking the necessary measures to safeguard the interests and value of the Company shareholders’ investment given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to everyone who has shaped Pampa Energía into the largest independent energy integrated company in Argentina. To all of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

The City of Buenos Aires, March 9, 2023.

THE BOARD OF DIRECTORS

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Appendix I: Corporate governance report

The Board has drawn up the following report corresponding to the degree of application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2022, under the CNV Rules (Section 1, Title I, Chapter I of Part IV), by the text restated in 2013, as amended by CNV General Res. No. 797/19.

A.	The Board of Directors functions: principles i through v - practices 1 through 5

Principles

i.      The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the Company's guardian and all its shareholders' interests.

ii.      The Board will be responsible for establishing and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.

iii.      The Board will be responsible for pursuing a strategy inspired by the Company’s vision and mission and aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.

iv.      The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and the business plan approved by the Board.

v.      The Board will have the necessary mechanisms and policies to exercise its and each of its members’ duties efficiently and effectively.

1.	The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

By the end of 2021, the Company’s Board approved the update to the Code of Conduct, which sets out Pampa’s vision, mission and values[29] and the conduct expected from the Company members, both in their daily activities and in decisions having long-term effects. This update contemplated the best practices in documents of this nature, simplifying the language and incorporating new or expanding some existing topics.

In 2020, Pampa’s Board of Directors approved an update of the policy against fraud, corruption, and other anomalies, reaffirming transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. In this sense, this Policy prohibits fraud, corruption in any form or acts of misconduct within the Company, complementing the principles and values defined in our Code of Conduct. Based on the previously explained, the Company applies the recommended practice.

29 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

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2.	The Board of Directors sets the Company’s general strategy and approves the management’s strategic plan. In doing so, the Board considers environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and considers the Company’s best interests and all its shareholders.

Regarding the Board of Directors, the Company applies the practice considering several indexes, factors, risks and projections analyzed by the management. Also, different environmental, social, health and safety aspects are disclosed in the Annual Sustainability Report. In line with Pampa’s strategy, it approves an annual budget to guide each sector’s actions in the following fiscal year. To such effect, the Executive Financial Department oversees the devising and enforcement of the strategy and its budget.

In this line, in January 2022, the Company’s Board approved issuing Pampa’s first ‘Green Bond’[30] to use the proceeds to finance the PEPE III wind farm expansion. This bond reflects the Board and the Company’s commitment to invest in projects that positively impact the environment and diversify the country’s energy generation matrix. Moreover, it exemplifies how the Board leverages several factors guiding its decisions to comply with the Company’s general strategy.

3.	The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

The Company uses the Integrated Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO Report’) to evaluate the effectiveness of internal controls that mitigate the risks threatening the reliability of accounting and financial information. In this sense, the Board approved the Company’s organizational chart establishing the following reporting lines:

•	An internal control team responsible for developing controls to be implemented in the different areas of the organization;
•	An Internal Audit team to evaluate the design and execution of the defined controls;
•	The appointment of process owners and leaders to account for the effectiveness and update of defined controls; and
•	Periodic presentations to the Audit Committee, CEO and CFO about improvements and process assessments’ results.

Pampa also has an Audit Committee (consisting exclusively of independent directors), which supervises the internal control systems.

Additionally, the Company applies the recommended practice since, at least quarterly, a management report is submitted to the Board detailing relevant events and analyzing the main management indicators during the period, allowing the Board to learn about the obtained results and assess the Company’s performance.

Moreover, the Board is in daily contact with the Company’s management. During the Board’s meetings, members of the different departments are invited to raise queries regarding specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the fiscal year’s goals.

Pampa understands that the interaction between the Board of Directors and the management (including the Board’s members exercising executive functions) enriches control over the Company’s administration and the level of understanding of its performance. All the Board of Directors members’ preparation and professional credentials allow for an open and sincere discussion on management.

30 For further information, see section 7.1 of this Annual Report.

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Lastly, and as detailed in the different Practices set out in this Appendix I to the Annual Report, Pampa has various initiatives in place to guarantee a proper internal control environment, such as the implementation of an Integrity Program (Practice 23), a Code of Conduct (Practices 1, 22 and 23), a Policy against Fraud, Corruption and other Irregularities (Practices 1 and 23), a whistleblower channel for reporting suspected misconduct (Practice 23), several Corporate Governance policies described throughout the Annual Report and this Appendix, and the corporate risk management (Practice 17), among others.

4.	The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

In line with best practices, the Board approves the various corporate governance policies applicable throughout the Company. As described in Practice 1 in Appendix I to this Annual Report, it monitors to adjust them to the Company’s reality. In this sense, the Board has approved and/or updated the following policies: Against Fraud, Corruption and Other Irregularities, Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividends and Integrated Management. On the other hand, it periodically monitors the Company’s Integrity Program.

Moreover, the Board analyzes whether specific committees are needed to apply different policies. If it considers that a particular committee is not necessary, the Board delegates its application, monitoring and reviewing the area it feels competent to such effect. In the way detailed, the Company applies the recommended practice.

5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed on the Company’s website.

The Board’s members devote the time and efforts necessary to monitor issues submitted for their approval, tracking and monitoring. As a result, the Board and its Committees receive prior information on the topics submitted for their consideration to allow for an efficient decision-making process. Moreover, certain directors serve executive functions in the Company, enabling them to have daily contact with its administration. Regarding the Board members’ professionalism as established in our Nomination Policy, the Company evaluates the nominees before the Shareholders’ Meeting considering, among other aspects, their independence, diversity, age, skills, experience, knowledge of the Company’s business and industry, and possible incompatibilities to guarantee the Board’s diversity.

Moreover, the Board and its Committees (the Audit, Compensation and Nomination Committees) have their respective internal rules governing their functioning, which are available on our website. These rules mainly describe matters concerning the directors’ powers and responsibilities and the holding of meetings. In the way described, the Company applies the recommended practice.

B.	Board of Directors Chair and Corporate Secretary’s Office: principles vi through viii - practices 6 through 10

Principles

vi.      The Board’s Chair oversees ensuring compliance with the Board’s duties and leading its members. It should generate a positive working dynamic, promote constructive engagement by its members, and ensure that the members have the elements and information necessary for decision-making. This also applies to the Chairs of each of the Committees regarding their functions.

vii.      The Board’s Chair will lead processes and establish structures seeking Board members’ commitment, objectivity and competence, and the best possible performance of the body as a whole and its evolution according to the Company’s needs.

viii.      The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.

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6.	The Board of Directors Chair is responsible for the proper organization of Board meetings, prepares the agenda ensuring collaboration by the other members, and guarantees that they receive the necessary materials with enough time to participate in meetings efficiently and well-informedly. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice as it has a corporate secretary under the Board of Directors’ Rules and Regulations published on our website. The corporate secretary’s office schedules and coordinates meetings of the Board and its different Committees within its scope. These meetings are convened pursuant to the provisions of each applicable regulation, attaching the necessary documentation so that directors may analyze the topics to be addressed in advance and always under the appropriate supervision of the Board’s Chair and the respective Committees[31].

7.	The Board of Directors Chair ensures the board’s proper internal functioning by implementing formal annual assessment processes.

Since 2008, Pampa’s Board of Directors has implemented a self-assessment questionnaire to explore and assess its performance and management annually. From that date, every director completed this self-assessment annually and submitted it to the Legal Affairs Executive Department, which is responsible for analyzing results and, if necessary, suggesting actions to improve the body’s functioning. This allows evaluation of the Board’s proper internal functioning, thus applying the recommended practice.

8.	The Chair generates a positive and constructive work environment for all the Board members and ensures they receive ongoing training to stay permanently updated and enabled to exercise their duties properly.

The Company applies this practice as described below. The Chair leads the Board of Directors’ meetings, ensuring its orderly progress, facilitating its proper development, and coordinating the body’s correct functioning through the Board’s corporate secretary. In the Chair’s absence, meetings are presided by the Vice-chair or any other Board member if both are absent. Meetings are convened within the terms established in such bodies’ regulations to guarantee that the Board members have access to the information and enough time to analyze it.

Furthermore, directors serving executive functions in the Company are in permanent contact with its different areas and daily management, allowing them to get a comprehensive vision of the business and stay updated on issues affecting it. Moreover, the Board is in daily contact with the Company’s management; during the Board’s meetings, members of the different departments are invited so that they may raise queries regarding the specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the goals set for the fiscal year. This update is also received within this body's scope regarding independent directors who are members of the Audit Committee.

The Company implemented a continuous training process for the Company’s Board members in different areas to properly exercise their duties. In this sense, during the fiscal year 2022, several training activities on Oil and Gas Reserves and Cybersecurity —key issues for the Company’s development— were conducted within the scope of the Audit Committee, inviting all Board and Supervisory Committee members. This process will be further developed in the fiscal year 2023.

31 For further information, see Practice 9 in Appendix I to this Annual Report.

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9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board and the management.

Pampa applies the recommended practice as it has a Board of Directors’ corporate secretary within the scope of the Legal Affairs Executive Department, which main duties are as follows: (i) coordinating the agendas for the Board’s meetings jointly with the Board’s Chair and other members, as well as with the management, so that the Board may address the necessary issues for proper corporate development; (ii) coordinating the advance preparation and submittal of the required information to the Board’s meetings; (iii) coordinating the drawing up, circulation and approval of the minutes of meetings; (iv) ensuring communication among the Board’s members, the management and their counselors; (v) filing the documentation of the Board’s meetings; (vi) conducting the above-mentioned functions for the rest of the Company Committees created within the scope of the Board; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and the participation of directors in the meetings; (viii) preparing, updating and sending the onboarding program for the new Board members; and (ix) performing all administrative procedures associated with the Board of Directors, the Committees, and the Shareholders’ Meeting. Thus, the Board’s Chair may supervise these functions without losing focus on its primary role.

10.	The Board’s Chair ensures participation by all its members in developing and approving a succession plan for the Company’s General Manager.

Even though there is no specific plan regulating its succession line, the Company applies this practice and the corresponding principles since the Board of Directors has considered the Company’s organizational structure and appointed its CEO and CFO. To such effect, it considers the candidates’ personal and professional qualifications. Moreover, the Board Chair's role differs from that of the CEO. In this sense, the Board’s Chair, jointly with the Human Resources Department, defines, based on the Company’s mission, vision and values, the characteristics required by the CEO’s successor without currently considering it necessary to establish a succession plan.

C.	Composition, nomination and succession of the Board of Directors: principles ix through x - practices 11 through 14

Principles

ix.      The Board of Directors should have adequate independence and diversity levels to decide in the Company’s best interests, avoiding group thinking and decision-making by dominant individuals or groups.

x.      The Board of Directors should guarantee that the Company has formal procedures for the proposal and nomination of candidates to hold positions within the Board under a succession plan.

11.	The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance of this Annual Report, the Board of Directors has five independent directors and five independent alternate directors. Moreover, as mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, exceeding the local regulations’ requirements, which only provide for most members.

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12.	The Company has a Nomination Committee consisting of at least three members and presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in the discussions for their own successor’s appointment.

In 2018, Pampa’s Board of Directors approved its Nomination Policy, under which a Nomination Committee was created to assist Pampa’s Board and Shareholders’ Meeting in the process for the nomination and appointment of Board members.

The Nomination Committee reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members. The Chair is independent according to the CNV rules. Therefore, the Company applies the recommended practice.

13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates’ pre-screening process for filling vacancies. It considers the non-binding recommendations its members, General Manager and shareholders made.

The Board approved the Nomination Policy mentioned in the previous practice, which sets the general guidelines regarding independence, incompatibilities and diversity among Board members. The policy created a Committee responsible for describing the identification and evaluation process of nominees and assisting the Board and shareholders so that they may have all the necessary elements to select nominees in the Shareholders’ Meeting in compliance with the applicable legal provisions and, especially, section 12 of Pampa’s Bylaws. The latter sets out the selection method for directors elected upon candidate lists, thus guaranteeing enhanced transparency in the process.

Moreover, this Committee performs a prior and non-binding assessment of the candidates the Board has deemed fit to cover vacant positions. The Committee considers factors such as independence, diversity, age, skills and experience, among others, to evaluate their suitability for the job based on objective criteria and within an equal opportunity framework. As of this date, the Company’s Board comprises members with diverse professions: degrees in economics and business administration, financial advisors, engineers and lawyers, among others. Moreover, there are eleven female (four regulars and seven alternate) directors on the Board, composed of 20 directors. Finally, all directors receive the same compensation for their duties on the Board. In this sense, diversity and a culture of inclusion are guaranteed, strengthening analysis, discussion and decision-making processes and paying equality for its members. In the way described, the Company applies the recommended practice.

14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board of Directors, through its corporate secretary’s office, provides the Board’s new members with an onboarding program. This program includes a general overview of the Company, its main bodies and corporate governance practices. It is supplemented by the Code of Conduct, the main policies they should know, and the documentation and information necessary to perform their duties. Moreover, they are included in the Board’s distribution list with the other board members to access the essential documentation before their first participation in a Board meeting. Finally, meetings are coordinated with the different departments’ leaders to dispel all doubts and get acquainted with the Company’s business. On the other hand, Pampa’s managers are available to provide answers on and supplement all the information the directors may require within the framework of permanent interaction set out in Practice 8 in Appendix I to this Annual Report.

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D.	Compensation: principle xi - practices 15 through 16

Principle

xi.      The Board should generate incentives through compensation schemes to align the management
—led by General Manager— and the Board with the Company’s long-term interests so that all directors may comply with their obligations towards shareholders equitably.

15.	The Company has a Compensation Committee consisting of at least three members, all independent or non-executive.

Within the framework of its Compensation Policy, in 2018, the Company’s Board of Directors created a Compensation Committee assisting it and/or the Shareholders’ Meeting regarding remunerations of the Board of Directors and the preparation and monitoring of policies and/or compensation plans and/or benefits for the Board of Directors members. Moreover, this policy establishes that the remuneration of the Board’s members will be in line with those received by directors of domestic peers.

The Compensation Committee reports to Pampa’s Board of Directors. It comprises three regular members and an equal or smaller number of alternate members, who may not serve executive functions at Pampa. Currently, all its members are independent. In the way described, the Company applies the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for General Manager and the Board of Directors members.

Pampa applies this practice since it has a Compensation Policy approved in 2018. Under this policy, the Compensation Committee renders its prior opinion so that directors’ compensation is in line with that received by domestic peers’ directors and under the limitations set forth by the applicable laws and the CNV rules. Within the approved policy’s framework, both the Board of Directors and the Shareholders’ Meeting should be informed of the opinion rendered by this committee.

Pampa’s policy on compensation and benefits seeks to ensure external competitiveness and maintain in-house equality. Different surveys are used to adjust our benefit packages and wage structure to those offered in the market.

Regarding the Company’s main officers (including the CEO and the Company’s key staff), in 2017, the Board approved a variable compensation plan, seeking to align their performance with the Company’s strategic plans and establish a clear and direct link between the creation of value for shareholders and the covered employees’ compensation.

E.	Control environment: principles xii through xvi - practices 17 through 21

Principles

xii.      The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management, the internal audit, risk management and regulatory compliance areas, and external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.

xiii.      The Board should ensure a comprehensive risk management system allowing the management and the Board to direct the Company toward its strategic goals efficiently.

xiv.      The Board should ensure there is a person or department (according to the business’s size and complexity, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, conducted for evaluating and auditing the Company’s internal controls, corporate governance processes, and risk management, should be independent, objective, and have clearly defined reporting lines.

xv.      The Board’s Audit Committee will comprise qualified and highly-experienced members and should exercise its functions transparently and independently.

xvi.      The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.

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17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and making decisions on the course of action and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa implemented a risk management methodology as a useful working tool to identify the principal risks affecting Pampa. To such effect, Pampa’s Board of Directors approved the ‘Risk Management Handbook,’ which was later updated and restated as the ‘Risk Management Policy.’

The most relevant aspect of this policy is establishing responsibilities, functions and methods for detecting and assessing strategic risks arising from the Company’s activities, which may affect its business or operations.

Based on this policy’s guidelines, the administration department updates Pampa’s strategic risk map following the administered businesses.

This Policy sets out responsibilities and methodologies for determining such risks, with the Audit Committee’s assistance, which is responsible for supervising its application. The critical risk factors taken into consideration by Pampa include, among others:

•	Strategic risks, including economic, regulatory and political risks;
•	Corporate governance risks, including fraud risk;
•	Process risks, including, but not limited to, those associated with natural disasters, social issues, human resources, IT and operational risks; and
•	Reporting risks.

The Policy also provides that the administration department will be responsible for: (i) including in its annual programs all the necessary tests for detecting risk indicators and signals; (ii) monitoring the effectiveness of the process as a whole, and safeguarding compliance with and oversight of this policy; (iii) informing the Senior Management and the Audit Committee of the risk management process; and (iv) following up on the implementation of action plans to ensure that corrective measures are taken once a risk is detected. Moreover, the administration department helps the Board keep the risk matrix updated, identify and evaluate risks, follow up with the derived action plans, if needed, and keep the management and the Audit Committee informed of this process.

The Company discloses its financial risk management in its Financial Statements, distinguishing by type of risks and describing the strategies or actions implemented to mitigate them for each of them. Moreover, in preparing the 20-F Form to be submitted before the SEC, a description is made of the risk factors to which the Company is exposed. In the way described, Pampa applies this practice.

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18.	The Board monitors and reviews the independent internal audit’s effectiveness and guarantees the resources for implementing an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the Internal Audit Department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the Internal Audit area submits its proposed annual audit plan to the Audit Committee for its evaluation and approval, including the necessary resources for its implementation. Quarterly and to monitor its advancement, the Internal Audit Department submits a progress report to the Committee, which contains a summary of the completed tasks and the main findings.

On an annual basis, the Audit Committee evaluates the independence level and performance of the Internal Audit in issues within its authority and discloses its assessment in its annual report.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice since, as mentioned in Practice 18 in Appendix I to this Annual Report, the Internal Audit Department reports directly to the Audit Committee, which evaluates its independence annually.

The Internal Audit Department comprises highly-skilled staff, not only because of their education and training but also their experience in the area.

Pampa’s Internal Audit Department has rules regulating its activities aligned with the best practices available and the most relevant standards issued by The Institute of Internal Auditors. This document was last updated in the fiscal year 2020 and approved by the Audit Committee.

20.	The Board of Directors has an Audit Committee that acts based on rules. The Committee is mainly composed of and is chaired by independent directors and does not include General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa applies the recommended practice since it has an Audit Committee that acts based on its regulations, establishing its functions and main operating rules. As Practice 3 in Appendix I to this Annual Report mentions, the Audit Committee consists exclusively of independent members, thus exceeding the local regulations’ requirements, providing that only most members should have such status. Its duties include, among others: (i) expressing its opinion on any proposal by the Board to designate external auditors and ensuring their independence, reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of the annual FS; (ii) supervising the operation of the internal control and risk management system; (iii) rendering its opinion on related-party transactions for a relevant amount under the legal regulations in force, disclosing such opinion to the market; (iv) expressing its opinion on the compensation proposals submitted by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct.

The Board of Directors seeks to ensure that most Audit Committee members have professional financial and/or accounting expertise. This is one of the issues to assess when nominating new members to the Board of Directors and should be considered by the Nomination Committee on issuing its prior opinion. Moreover, the Audit Committee should appoint one of its members as a financial expert, as Title 407 of the Sarbanes-Oxley Law requires.

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21.	With the Audit Committee’s view, the Board of Directors approves a policy for selecting and monitoring external auditors establishing the indicators to consider when submitting a recommendation on re-electing or substituting the external auditor to the Shareholders' Meeting.

Upon the presentation and publication of Pampa’s annual FS, the Audit Committee conducts an annual assessment of the external auditors’ independence, planning and performance, considering different objective indicators, and issues an informed opinion according to Section 18, Title V, Chapter III of CNV Rules (restated in 2013) and the Audit Committee’s rules. Besides, throughout the fiscal year, it holds meetings with the external auditors at least quarterly to review the Company’s interim FS and when deemed necessary.

Moreover, Pampa has an external auditor services pre-approval policy, which standardizes an internal process allowing the Audit Committee to grant prior approval to hire an external auditor to render any authorized service to the Company or its subsidiaries.

In the way described, the Company applies this practice.

F.	Ethics, integrity, and compliance: principles xvii through xviii - practices 22 through 24

Principles

xvii.      The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance that prevents, spots and addresses serious personal or corporate misconduct.

xviii.      The Board will ensure the establishment of formal mechanisms to prevent or, failing that, deal with conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures in place to ensure that related-party transactions are conducted in pursuance of the company's best interests and fair treatment to all its shareholders.

22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values, principles, and the Company’s culture. The Code of Ethics and Conduct is informed and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Conduct in place, reviewed and updated during the fiscal year 2021 and approved by the Board at the end of the same year. This Code constitutes our guide to making honest decisions in our daily activities and defines how we pursue our challenges. Moreover, it sets the basic principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations and the community. This new version of the Code entered into effect in February 2022.

The Code of Conduct, available on the Company’s website, must be expressly accepted by all the Company employees and Pampa’s Board and Supervisory Committee members.

Therefore, the Company applies this recommended practice.

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23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimensions and financial capacity. The management visibly and unequivocally supports the plan by appointing an in-house officer responsible for the development, coordination, supervision and periodical assessment of the program’s effectiveness. The program provides for: (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting anomalies, which are open to third parties and adequately communicated; (iii) a policy against retaliation protecting individuals who report a complaint; and an internal investigation system which respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures ensuring the integrity and background of third parties and business associates (including the due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the practice as it has an Integrity Program bringing together and unifying a set of internal proceedings, mechanisms and actions for integrity, supervision and control to prevent, detect and correct irregularities and illegal acts. The Program’s design comprises the mandatory and optional requirements in Sections 22 and 23 of Law No. 27,401 and other applicable regulations. The Board has defined that Pampa’s Internal Audit Department will be internally responsible for the Program, including its development, coordination and supervision. Among the available mechanisms is the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Conduct on a strictly confidential basis. This tool is available through different channels (toll-free telephone number or chat, e-mail or website) and is managed by a third-party provider to ensure higher transparency and information integrity. Additionally, the Company has policies and procedures to prescribe how received complaints should be analyzed and dealt with.

The channel’s responsibility rests with the Audit Committee, which delegates its administration to the Internal Audit Department. At least quarterly, the Internal Audit Department reports the received cases and the adopted decisions to the Audit Committee. The Committee supervises the channel’s operations and the resolution of complaints in issues within its authority.

Moreover, Pampa has new or updated regulations supporting the Program, including:

•	The Policy against Fraud, Corruption and Other Irregularities, updated in 2020, reaffirms transparency and ethics as necessary behaviors to lead the Company’s businesses and achieve sustainable growth;
•	The Policy on Conflict of Interest was approved in 2021. It defines what Pampa considers a conflict of interest and describes the steps to take if a member of the Company is involved in this kind of situation; and
•	The Gifts, Entertainment and Travel Policy, approved in 2021 and updated in 2022, includes definitions, describes when it is acceptable to give and/or receive them, and establishes cap values and the application procedure if an exception is required.

The Code of Conduct and the other provisions associated with the Program include clauses related to the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report, legitimately and in good faith, or for refusing to participate in acts of corruption.

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In the fiscal year 2022, under the Code of Conduct’s update, the Company performed training and awareness-raising actions on the new contents and disseminated information on other related topics to all employees.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy establishing each corporate body’s role and defining how to identify, manage, and disclose transactions detrimental to the company or only to certain investors.

The Code of Conduct’s guidelines provides that all individuals within its scope should avoid conflicts of interest. There is a conflict of interest whenever personal interests interfere or appear to interfere (either directly or indirectly) with responsibilities to Pampa, conditioning (or appearing to condition) the objectivity of each member’s decisions. These guidelines are developed in the Conflicts of Interest Policy, approved in 2021, which defines what Pampa considers a conflict of interest and describes the steps to take if a Company member is involved in this kind of situation to guarantee compliance with the law and with our Code of Conduct and Policy against Fraud, Corruption and Other Irregularities.

Pampa also has a Policy on Related-Party Transactions Approval, updated in 2021, whereby all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, under Section 72 of the CMA, are considered related parties, should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal Affairs Executive Department, with the participation of both the Board and the Audit Committee (as applicable). This Policy strictly follows the guidelines set out in the laws and regulations in force in this matter (Section 72 of the CMA).

Additionally, Pampa presents itemized information on any contract executed with related parties in its annual and interim FS. In compliance with the regulations in force, all high-value transactions conducted by Pampa with related parties are submitted to the Audit Committee’s review and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where the Company is listed.

Finally, the Audit Committee is responsible for providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders and rendering a well-founded opinion on related-party transactions in the cases provided by law. The Audit Committee is also responsible for disclosing them in compliance with the law whenever there is or may be an alleged conflict of interest within Pampa. Moreover, whenever the Board has to address an issue where a director may have a personal interest, that director is prevented from voting. In the way described, the Company applies this practice.

G.	Shareholder and stakeholder participation: principles xix through xxii - practices 25 through 29

Principles

xix.      The Company should give equal treatment to all its shareholders. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.

xx.      The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board’s composition.

xxi.      The Company should have a transparent Dividend Distribution Policy aligned with the strategy.

xxii.      The Company should take into consideration the interests of its stakeholders.

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25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated ‘Investors’ section for its shareholders and general investment community, which includes all types of relevant information (FS, filings before regulatory authorities including the SEC and the NYSE, relevant events, corporate governance policies, among others). The Investor Relations and Sustainability Department permanently updates the site.

This section on the website operates as a channel for inquiries received and managed by the specialized area in charge of shareholder and investor relations.

Additionally, the Company has a presence in social media (Facebook, Instagram, Twitter and LinkedIn) through which it publishes relevant information and interacts with its followers. In the way described, the Company applies the practice.

26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, we believe that proximity, transparency and cooperation are fundamental pillars to building and strengthening long-term relationships with our internal or external stakeholders. Following the guidelines offered by AA1000SES - Accountability and the materiality assessment under the Global Reporting Initiative (GRI) standards, we have identified the main stakeholders based on accountability, influence, proximity, dependence and representation. The Company lists its main stakeholders in the Sustainability Report, published annually and available on our website, and the communication channels where the dialog is maintained:

•	Employees: work environment survey, information-sharing meetings with the founding shareholders, internal website (intranet), institutional website www.pampaenergia.com, Nexo – Human Resources internal communication channel, ethics hotline, Sustainability Report, Microsoft Teams messaging network and social media.
•	Government: accountability under regulations in force, Annual Report and Financial Statements, Corporate Governance Report, meetings with government officers, institutional website, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, institutional website, meetings and surveys to participants in social investment programs and social media.
•	Investors: Annual Report and Financial Statements, Corporate Governance Report, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings videoconferences, ethics hotline, Sustainability Report, investor website ri.pampaenergia.com and social media.
•	Suppliers: meetings with suppliers, ethics hotline, institutional and supplier website, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional website, customer service channel, product and service satisfaction survey, after-sales follow-up, ethics hotline, Sustainability Report and social media.
•	Corporate Associations: ethics hotline, industry meetings, institutional website and social media.
•	Media: institutional website, Annual Report and Financial Statements, ethics hotline and social media.
•	Unions: meetings with union representatives, ethics hotline, institutional website, Sustainability Report and social media.

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However, as our operations have a broad geographical scope and a high complexity, decentralization is also a characteristic of our process to identify and dialog with key players. In this sense, to attain the maximum positive social impact in local communities, each asset maps its target audiences, needs and actions in achieving a positive social impact on local communities.

Following the Strategic Map and Balanced Scorecard methodology, a process was developed to define the priority stakeholders for operations, map the relevant topics, set objectives for relationship-building and intervention priorities, and implement concrete action plans for stakeholders. The project covered all the generation business assets in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. In this way, we strengthen our sustainable management model by involving the assets’ employees in making decisions at the local level, deriving higher efficiency in implementing actions to have a higher impact on the business and the community.

Moreover, in 2020 the process for identifying the material topics to be included in the Sustainability Report was reviewed. To develop a materiality matrix, we considered more than 500 answers and 300 comments and opinions from our stakeholders. The Investor Relations and Sustainability Department referred all material topics and the main comments and views to the Company’s Board of Directors. Moreover, the following analysis, corresponding to the 2022 sustainability report, will use the new standards as a reference. In the way described, the Company applies the practice.

27.	Before a Shareholders’ Meeting, the Board submits a 'provisional information package' through a formal communication channel, allowing shareholders to make non-binding comments and share dissenting opinions on the Board’s recommendations. The latter will expressly give its opinion on the received comments as necessary.

When calling for a meeting, the Board formulates proposals regarding each item in the agenda, except that there may be a possible conflict of interest, where it will refrain from submitting a proposal. Any information supporting the topics to be addressed in the Shareholders’ Meetings is placed at the disposal of all shareholders well in advance to perform their analysis and vote accordingly.

The shareholders and the general investment community may make the necessary inquiries through the formal channel mentioned in Practice 25 in Appendix I of this Annual Report. This allows shareholders to attend the Meeting with information on the topics discussed, which is precise and received well in advance.

It is worth highlighting that Pampa provides the necessary means to keep a permanent and fluid dialog with its shareholders, not only when calling for a Shareholders’ Meeting. In this sense, shareholders have at their disposal: (i) the communication channel described in Practice 25 in Appendix I to this Annual Report; (ii) the Investor Relations Department, which receives and manages shareholders’ concerns; (iii) throughout the fiscal year, videoconferences are organized after each quarter’s closing to discuss the quarterly results and allow for interaction with the management; and (iv) the attendance of management and Board members to the Shareholders’ Meeting, with the possibility to raise questions not only on each item of the agenda but also on the Company’s management once the treatment of all formal items has concluded. In the way described, the Company applies the practice.

28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the principle of equal treatment to participants.

The Company places the proposals mentioned in the previous item at the disposal of shareholders and investors through the communication channels set by the regulatory bodies (ByMA, CNV, SEC) and the Company’s website, ri.pampaenergia.com. Moreover, as previously mentioned, shareholders can keep a permanent and fluid dialog with the Company throughout the year.

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Besides, on its Shareholders’ Meeting held on February 17, 2021, the Company approved an amendment to Section 30 of its Bylaws to allow for the holding of Shareholders’ Meetings virtually with the simultaneous transmission of sound, images and words. This amendment was introduced following the positive experience with remote Shareholders’ Meetings held in 2020 during CNV General Res No. 830/20.

Based on the previously explained, the Company applies the recommended practice.

29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company applied the recommended practice since Pampa’s Board approved its Dividend Policy in 2018. This Policy outlines the guidelines for adequately balancing distributed amounts and Pampa’s investment plans. Said policy aimed to establish a clear, transparent and consistent practice, allowing shareholders to make informed decisions in line with the Company’s Bylaws and the applicable legal and regulatory framework in force. Therefore, the Board of Directors assesses the possibility of paying dividends to Pampa’s shareholders within each fiscal year on a prudential basis, thoroughly evaluating the economic circumstances prevailing at the time.

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